As filed with the Securities and Exchange Commission on May 27, 1997
                                                        Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                   ----------

                               STAGE STORES, INC.
             (Exact name of registrant as specified in its charter)

                                   ----------

            DELAWARE                            5311                          76-0407711
(STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL          (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)       IDENTIFICATION NUMBER)

                                10201 MAIN STREET
                              HOUSTON, TEXAS 77002
                            TELEPHONE: (713) 667-5601
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                   ----------

                                 MR. CARL TOOKER
                               STAGE STORES, INC.
                                10201 MAIN STREET
                              HOUSTON, TEXAS 77002
                            TELEPHONE: (713) 667-5601
    (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
                           CODE, OF AGENT FOR SERVICE)

                                   COPIES TO:

                               LANCE C. BALK, ESQ.
                                KIRKLAND & ELLIS
                              153 EAST 53RD STREET
                            NEW YORK, NEW YORK 10022
                                 (212) 446-4800

                                   ----------

      APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: Upon the effective time of the merger described herein.

      If any of the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]
================================================================================

                         CALCULATION OF REGISTRATION FEE

             =========================================================
             Title of Each Class   Proposed Maximum
             of Securities To Be      Aggregate         Amount Of
                  Registered        Offering Price   Registration Fee
             =========================================================
             Common Stock, $0.01
             par value per share
             ("Common Stock")       $69,981,071(1)      $21,206(2)
             =========================================================

(1) The Proposed Maximum Aggregate Offering Price was calculated pursuant to Rules 457(f) and (c) of the Securities Act of 1933, as amended (the "Securities Act"), based on the market value of the securities to be received by Stage Stores, Inc. ("Stage Stores"). The market value of the securities to be received by Stage Stores was calculated based on 9,035,645 shares of common stock, par value $0.01 per share, of C.R. Anthony Company (the "CR Anthony Common Stock") outstanding as of April 2, 1997, multiplied by $7.745 (the average of the high and low prices of the CR Anthony Common Stock on the Nasdaq National market on April 2, 1997).

(2) Calculated pursuant to Rule 457(o). Pursuant to Rule 457(b) and Rule 0-11(a)-2 of the Securities Exchange Act of 1934, no fee is being paid herewith because the filing fee previously paid in connection with the Proxy Statement of C.R. Anthony Company relating to this transaction is equal to the fee required to be paid herewith.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                                PRELIMINARY COPY

                    AS FILED WITH THE SECURITIES AND EXCHANGE
                           COMMISSION ON MAY 27, 1997

                               AMENDMENT NO. 2 TO

                                  SCHEDULE 14A
                                 (RULE 14A-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT
                            SCHEDULE 14A INFORMATION

         PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

Filed by the Registrant       [X]
Filed by a Party other than the Registrant        [X]

Check the appropriate box:
[X] Preliminary Proxy Statement
[ ] Confidential. For Use of the Commission Only (as permitted by
    Rule 14a-6(e)(2))
[ ] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material Pursuant to Rule 14a-11 or Rule 14a-12

                               Stage Stores, Inc.
                (Name of Registrant as Specified in Its Charter)

                              C.R. Anthony Company
   (Name of Person(s) Filing Proxy Statement, if Other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
[ ] No fee required.
[X] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

   (1) Title of each class of securities to which transaction applies:

    Common Stock, $0.01 par value per share, of Stage Stores, Inc. ("Stage Common Stock")

    Common Stock, $0.01 par value per share, of C.R. Anthony Company ("CR Anthony Common Stock")

   (2) Aggregate number of securities to which transaction applies:

    9,035,645 shares of CR Anthony Common Stock

   (3) Per unit or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

      The underlying value of the transaction of $69,981,071 was calculated pursuant to Exchange Act Rule 0-11(c), based on the market value of the securities to be received by the acquiring person. The market value of the securities to be received by the acquiring person was calculated based on 9,035,645 shares of CR Anthony Common Stock outstanding as of April 2, 1997, multiplied by 7.745 (the average of the high and low prices of the CR Anthony Common Stock on the Nasdaq National Market on April 2, 1997) in accordance with Rule 0-11(a)(4).

      The amount of the filing fee is $21,206, or one thirty-third of one percent of $69,981,071

  (4) Proposed maximum aggregate value of transaction:
                                   $69,981,071

  (5) Total fee paid:
                                     $21,206

[ ] Fee paid previously with preliminary materials:

---------------------------------------------------------------------------

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

  (1) Amount previously paid:

---------------------------------------------------------------------------

  (2) Form, Schedule or Registration Statement no.:

---------------------------------------------------------------------------

  (3) Filing Party:

---------------------------------------------------------------------------

  (4) Date Filed:

---------------------------------------------------------------------------

                        [C.R. ANTHONY COMPANY LETTERHEAD]

                                  MAY 27, 1997

                   TO THE STOCKHOLDERS OF C.R. ANTHONY COMPANY

Dear Fellow Stockholders:

      We are pleased to invite you to attend a Special Meeting of Stockholders to be held on Wednesday, June 25, 1997 at 10:30 a. m. at the offices of the C.
R. Anthony Company (the "Company"), 701 North Broadway, Oklahoma City, Oklahoma (the "Special Meeting").

      The Notice of Special Meeting and attached Proxy Statement/Prospectus accompanying this letter describe in detail the business to be transacted at the Special Meeting. However, due to the importance of the Special Meeting, I would like to take the opportunity to briefly explain its purpose.

      For some time the Company's Board of Directors (the "Board") has explored various alternatives for improving the value and liquidity associated with the ownership of the Company's stock. The Company engaged the investment banking firm of Houlihan, Lokey, Howard & Zukin ("Houlihan Lokey") to advise the Board in these matters.

      In mid 1996, the Company was contacted by Stage Stores, Inc. ("Stage Stores"), a Houston based retailer of apparel in the central United States. The purpose of the contact was to explore the possibility of a transaction involving the Company and Stage Stores. From time to time in late July, August and early September, 1996, the Company and Stage Stores exchanged correspondence regarding the process that might be followed to explore the possible benefits of a combination and the consideration that could be offered to the Company's Stockholders.

      From November, 1996 until early February, 1997, representatives of the Company and Stage Stores met and exchanged information and conducted negotiations. During this period, Houlihan Lokey contacted other possible merger candidates and discussed their possible interest in a merger with the Company. The Company was advised by Houlihan Lokey that there was some level of interest given by three parties, but that, in its judgement, no other party was likely to pay as high a price as that which could potentially be negotiated with Stage Stores. During this period of time, Stage Stores submitted three proposals to the Company, each of which proposed a merger and each of which specified the consideration to be paid by Stage Stores to the Company's Stockholders. Each new proposal increased the consideration Stage Stores was willing to pay the Company's Stockholders.

      In anticipation of entering into a definitive agreement with Stage Stores, the Company solicited proposals from four investment banking firms to evaluate the fairness of a Stage Stores' offer from a financial point of view. As a result, the Board engaged Stephens Inc. In February, various drafts of a merger agreement were exchanged and a final Plan and Agreement of Merger (the "Merger Agreement") and other relevant materials were circulated to the Board for a Special Meeting of the Board.

      On March 4, 1997, the Board held a Special Meeting to discuss the final terms of the proposed merger (the "Merger"). At that meeting, Stephens Inc. delivered its written opinion to the Board that, as of such date, and based upon the procedures followed, factors considered and assumptions made by Stephens Inc., as set forth in its opinion, the consideration to be received by the Company's disinterested Stockholders pursuant to the Merger Agreement is fair, from a financial point of view. The Board (with Mr. Werbalowsky abstaining because of his relationship with Houlihan Lokey) voted unanimously to approve the Merger Agreement and the Merger and to recommend that all Stockholders approve and adopt the Merger Agreement and the Merger. On March 5, 1997, after the Board of Directors of Stage Stores approved the Merger, the Company and Stage Stores signed the Merger Agreement.

      At the Special Meeting, you will be asked to approve and adopt the Merger Agreement (as amended by First Amendment thereto dated May 20, 1997) and the Merger as well as to consider and vote upon any other matters that may properly come before the Special Meeting. Copies of the Merger Agreement and the Opinion of Stephens Inc. are located in the attached Proxy Statement/Prospectus as Annex A and Annex C respectively.

      The Merger Agreement provides for the Merger of either the Company with and into a wholly-owned subsidiary of Stage Stores (the "Merger Sub") or, depending upon certain conditions, the Merger Sub with and into the Company. In the Merger, Stage Stores will acquire all of the Company's common stock for a minimum value (the "Base Price") of $8.00 per share plus $0.01 for every $0.05 by which the average closing price (the "Stage Average Closing Price") of Stage Stores' common stock ("Stage Common Stock") exceeds $20.00 per share. The Stage Average Closing Price means the average closing price expressed in dollars per share of Stage Stores' common stock quoted on the NASDAQ National Market System for the ten trading days selected by lot by the Company and Stage Stores out of the twenty most recent consecutive trading days prior to and including the fifth day preceding the closing of the Merger. The exact combination of Stage Stores' common stock and/or cash (the "Merger Consideration") to be paid by Stage Stores for each share of the Company's common stock will be determined using a formula based upon the Base Price and the Stage Average Closing Price. The Merger Consideration will consist of 100% Stage Stores' common stock if the Stage Average Closing Price is $20.00 or higher, and the stock percentage will decline in linear fashion to 25% of the Merger Consideration if the Stage Average Closing Price is $15.00.

      If the Stage Average Closing Price is less than $15.00, Stage Stores has the option to terminate the Merger Agreement and pay the Company a fee of $3,500,000 plus the Company's expenses, or to close the Merger, in which case the Merger Consideration per share of the Company's common stock will consist of
(i) .1333 shares of Stage Common Stock, and (ii) an amount in cash equal to $8.00 minus the product of .1333 and the Stage Average Closing Price. In any case, the Stage Common Stock to be received by the Company's Stockholders will be registered and freely tradable, unless the recipient is an affiliate of the Company. So that you can see at a glance how the Merger Consideration will be calculated and will apply to your stock position, a Merger Consideration Table is attached to this letter as Exhibit A.

      On May 23, 1997, the most recent practicable date prior to the printing of the enclosed Proxy Statement/Prospectus, the closing price of Stage Common Stock, as reported on NASDAQ, was $20.75 per share.

      If the Stage Average Closing Price is equal to or greater than $20.00, Stockholders will receive only Stage Common Stock (except for cash received in lieu of fractional shares of Stage Common Stock) and, to the extent only Stage Common Stock is received, the Merger Consideration will not be taxable to Stockholders. If the Stage Average Closing Price is equal to or greater than $17.00 and less than $20.00, all or a portion of the Merger Consideration will be taxable to Stockholders. If the Stage Average Closing Price is less than $17.00, the Merger Consideration will be fully taxable to Stockholders. Each Stockholder will recognize gain or loss equal to the difference between (i) the cash plus the fair market value of the Stage Common Stock received and (ii) the Stockholder's adjusted tax basis in the Shares exchanged. We suggest that you carefully read the section captioned "Certain Federal Income Tax Consequences" in the Proxy Statement/Prospectus.

      If the Company terminates the Merger under certain conditions, the Company will be required to pay Stage Stores a fee of $3,500,000, plus Stage Stores' expenses.

      The Merger Agreement and the Merger are subject to approval by the Stockholders of the Company and certain other conditions including adequate financing by Stage Stores. If approved by the Stockholders, the Merger is expected to close in July of this year. However, the Company does not know at this time what the exact Effective Time of the Merger or the Stage Average Closing Price will be. You are urged to consult with your brokers and financial advisors prior to the Special Meeting to obtain market price information for Stage Stores' common stock, which is traded on NASDAQ ("STGE").

      The Board (with Mr. Werbalowsky abstaining because of his relationship with Houlihan Lokey) has unanimously determined that the Merger is fair to, and in the best interests of, the Company's Stockholders, has approved the Merger Agreement and the Merger, and recommends that the Stockholders vote in favor of approval and adoption of the Merger Agreement at the Special Meeting. Approval of the Merger Agreement and the Merger requires the affirmative vote of two-thirds of the Company's Stockholders.

      In view of the importance of the action to be taken at the Special Meeting, we urge you to review carefully the accompanying Notice of Special Meeting of Stockholders and the Proxy Statement/Prospectus, which contains information about the Company and Stage Stores and describes in detail the Merger Agreement, the Merger and certain related matters.

      Your vote is very important. Whether or not you are able to attend the Special Meeting, please complete, sign, date and return the enclosed proxy card as soon as possible. A postage-paid envelope is enclosed for your convenience. YOU SHOULD NOT SEND YOUR STOCK CERTIFICATES WITH YOUR PROXY CARDS. If the Merger is approved at the Special Meeting, you will be notified shortly thereafter of the procedure to be followed to exchange your stock certificates for the Merger Consideration. See "THE MERGER Procedures for Exchange of CR Anthony Common Stock Certificates." If you attend the Special Meeting, you may revoke your proxy and, if you wish, vote your shares in person.

      We look forward to seeing you at the Special Meeting.

                                Sincerely yours,

                                /s/ John J. Wiesner
                                John J. Wiesner
                                Chairman of the Board

                                    EXHIBIT A
                            C.R. ANTHONY\STAGE STORES
                           MERGER CONSIDERATION TABLE

                   PER SHARE OF C. R. ANTHONY COMPANY STOCK

                               Amount of Base     Shares of      Amount of
 Stage Average   Base Price         Price        Stage Stock    Base Price to
     Closing       (Merger      to be Paid In       to be            be
   Price (1)      Value)(2)         Stock       Delivered(3)   Paid in Cash(3)
   ---------      ---------         -----       ------------   ---------------
 Less than $15       (4)             (4)             (4)            (4)
     $15.00         $8.00           $2.00           .133           $6.00
     $16.00         $8.00           $3.20           .200           $4.80
     $17.00         $8.00           $4.40           .258           $3.60
     $18.00         $8.00           $5.60           .311           $2.40
     $19.00         $8.00           $6.80           .357           $1.20
     $20.00         $8.00           $8.00           .400           - 0 -
     $21.00         $8.20           $8.20           .390           - 0 -
     $22.00         $8.40           $8.40           .381           - 0 -
     $23.00         $8.60           $8.60           .374           - 0 -
     $24.00         $8.80           $8.80           .366           - 0 -
     $25.00         $9.00           $9.00           .360           - 0 -
  Greater than
     $25.00          (2)             (2)             (3)           - 0 -

--------------------

(1) The value of Stage Common Stock (the "Stage Average Closing Price") used to determine the exact combination of Stage Common Stock and/or cash (the "Merger Consideration") the holder of each share of the Company's common stock will receive will be the average closing price of Stage Common Stock for 10 days selected at random out of the 20 trading days (the "Pricing Window") prior to and including the fifth trading day before the closing of the Merger. For example, if the closing is July 2, 1997, the closing prices for Stage Common Stock during the Pricing Window (ending on June 25, 1997) will be collected, 10 will be selected at random and the average will be computed.

      If the Stage Average Closing Price is equal to or greater than $20.00, Stockholders will receive only Stage Common Stock (except for cash received in lieu of fractional shares of Stage Common Stock) and, to the extent only Stage Common Stock is received, the Merger Consideration will not be taxable to Stockholders. If the Stage Average Closing Price is equal to or greater than $17.00 and less than $20.00, all or a portion of the Merger Consideration will be taxable to Stockholders. If the Stage Average Closing Price is less than $17.00, the Merger Consideration will be fully taxable to Stockholders. Each Stockholder will recognize gain or loss equal to the difference between (i) the cash plus the fair market value of the Stage Common Stock received and (ii) the Stockholder's adjusted tax basis in the Shares exchanged. Stockholders should refer to the section of the accompanying Proxy Statement/Prospectus entitled "THE MERGER AGREEMENT -- Certain Federal Income Tax Consequences."

(2) "Base Price" per CR Anthony share means $8.00 plus $0.01 for every $0.05 by which the Stage Average Closing Price exceeds $20.00.

(3) That number of shares of Stage Common Stock which, if valued at the Stage Average Closing Price, have a value equal to X multiplied by the Base Price; and an amount of cash equal to the Base Price multiplied by the remainder of one minus X, where:

                     X = 1- ((20-Y) x .15) and
                     Y = the lesser of 20 or the Stage Average Closing Price;

(4) If the Stage Average Closing Price is less than $15.00 and Stage Stores elects to waive the condition set forth in Section 6(a)(xv) of the Merger Agreement and permit the closing of the Merger, the Merger Consideration per each share of the Company's common stock shall consist of (a) .1333 shares of Stage Common Stock, and (b) an amount in cash equal to $8.00 minus the product of .1333 and the Stage Average Closing Price.

NOTE: IF ANY FRACTIONAL INTEREST OF A SHARE OF STAGE COMMON STOCK WOULD BE DELIVERABLE AS CONSIDERATION FOR THE MERGER, STAGE STORES, IN LIEU OF DELIVERING SUCH FRACTIONAL SHARES, MAY PAY AN AMOUNT IN CASH EQUAL TO THE VALUE OF SUCH FRACTIONAL INTEREST.

                         [CR ANTHONY COMPANY LETTERHEAD]

                  NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                                  May 27, 1997

    A Special Meeting of Stockholders of C.R. Anthony Company, an Oklahoma corporation (the "Company"), will be held on June 25, 1997 at 10:30 a.m., local time, at the Company's offices at 701 North Broadway, Oklahoma City, Oklahoma 73102, for the following purposes:

    1. To consider and vote upon a proposal to approve and adopt an Agreement and Plan of Merger (the "Merger Agreement") and the merger (the "Merger") between the Company and Stage Stores. The Merger Agreement provides for the Merger of either the Company with and into a wholly-owned subsidiary of Stage Stores (the "Merger Sub") or, depending upon certain conditions, the Merger Sub with and into the Company. In the Merger, Stage Stores will acquire all of the Company's common stock for a minimum value (the "Base Price") of $8.00 per share plus $0.01 for every $0.05 by which the average closing price of Stage Stores' common stock (the "Stage Average Closing Price") exceeds $20.00 per share. The Stage Average Closing Price means the average closing price expressed in dollars per share of Stage Stores' common stock quoted on the NASDAQ National Market System for the ten trading days selected by lot by the Company and Stage Stores out of the twenty most recent consecutive trading days prior to and including the fifth day preceding the closing of the Merger. The exact combination of Stage Stores' common stock and/or cash (the "Merger Consideration") to be paid by Stage Stores for each share of the Company's common stock will be determined using a formula based upon the Base Price and the Stage Average Closing Price. The Merger Consideration will consist of 100% of Stage Stores' common stock if the Stage Average Closing Price is $20.00 or higher, and the stock percentage will decline in linear fashion to 25% of the Merger Consideration if the Stage Average Closing Price is $15.00. If the Stage Average Closing Price is less than $15.00, Stage Stores has the option to terminate the Merger Agreement and pay the Company a fee of $3,500,000 plus the Company's expenses, or to close the Merger, in which case the Merger Consideration per share of the Company's common stock will consist of (i) .1333 shares of Stage Stores' common stock, and (ii) an amount in cash equal to $8.00 minus the product of .1333 and the Stage Average Closing Price. In any case, the Stage Stores' stock to be received by the Company's Stockholders will be registered and freely tradable, unless the recipient is an affiliate of the Company.

    2. To transact such other business as may properly come before the Special Meeting, or any adjournments or postponements thereof.

    Only holders of the Company's shares of record at the close of business on May 20, 1997 will be entitled to notice of and to vote at the Special Meeting or any adjournment or postponement thereof. The affirmative vote of two-thirds of the holders of the outstanding shares entitled to vote thereon is required to approve and adopt the Merger Agreement and the Merger.

    If the Merger Consideration includes cash (other than cash in lieu of fractional shares), the holders of shares entitled to vote at the Special Meeting who do not vote in favor of the Merger and who comply with the provisions of Section 1091 of the Oklahoma General Corporation Act will have the right to dissent to the Merger and to obtain payment for their shares. A copy of
Section 1091 is attached as Annex D to the accompanying Proxy Statement/Prospectus. Stockholders who wish to exercise their statutory appraisal rights must submit a written demand for appraisal prior to the Special Meeting and comply with the other procedural requirements of Section 1091. A proxy or vote against the Merger shall not constitute such a demand. Stockholders electing to take such action must do so by separate written demand as set forth in Section 1091. Although Stockholders who wish to pursue their appraisal rights may not vote in favor of the Merger, they need not specifically vote against the Merger to preserve their appraisal rights.

    YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU ARE ABLE TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, SIGN, DATE AND RETURN THE ACCOMPANYING PROXY CARD AS SOON AS POSSIBLE. A POSTAGE-PAID ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE. IF YOU LATER DESIRE TO REVOKE YOUR PROXY, YOU MAY DO SO AT ANY TIME BEFORE THE STOCKHOLDER VOTE IS TAKEN BY GIVING WRITTEN NOTICE OF REVOCATION TO THE SECRETARY OF THE COMPANY OR BY SUBMITTING A LATER DATED PROXY. IN ADDITION, IF YOU ATTEND THE SPECIAL MEETING, YOU MAY REVOKE YOUR PROXY AND, IF YOU WISH, VOTE YOUR SHARES IN PERSON.

    THE BOARD OF DIRECTORS (WITH ONE DIRECTOR ABSTAINING BECAUSE OF HIS RELATIONSHIP WITH THE COMPANY'S INVESTMENT ADVISOR) UNANIMOUSLY RECOMMENDS THAT YOU VOTE IN FAVOR OF APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE MERGER AT THE SPECIAL MEETING.

    Dated this 27th day of May, 1997.

                                 By Order of the Board of Directors

                                 /s/ Michael E. McCreery
                                 Michael E. McCreery
                                 Vice Chairman and Chief Administrative Officer

       PLEASE DO NOT SEND IN ANY STOCK CERTIFICATES WITH YOUR PROXY CARD.

******************************************************************************
*                                                                            *
*   INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A    *
*   REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED       *
*   WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT    *
*   BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE          *
*   REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT      *
*   CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR   *
*   SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH   *
*   OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR   *
*   QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.               *
*                                                                            *
******************************************************************************

                              SUBJECT TO COMPLETION
                               DATED MAY 27, 1997

                               CR ANTHONY COMPANY

                                 PROXY STATEMENT

                       FOR SPECIAL MEETING OF STOCKHOLDERS
                           TO BE HELD ON JUNE 25, 1997

                                   ----------

                               STAGE STORES, INC.

                                   PROSPECTUS

                                   ----------

    This Proxy Statement/Prospectus ("Proxy Statement/Prospectus") is being furnished to holders ("Stockholders") of shares of common stock, par value $.01 per share ("Shares"), of C.R. Anthony Company ("CR Anthony") in connection with the solicitation of proxies by the Board of Directors of CR Anthony (the "CR Anthony Board") for use at the special meeting of Stockholders (including any adjournments or postponements thereof) (the "Special Meeting") to be held at CR Anthony's offices at 701 North Broadway, Oklahoma City, Oklahoma 73102 on June 25, 1997 at 10:30 a.m., local time. At the Special Meeting, Stockholders will consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of March 5, 1997, between Stage Stores, Inc. ("Stage Stores") and CR Anthony, as amended by First Amendment thereto dated May 20, 1997, a copy of which is attached hereto as Annex A (the "Merger Agreement"). The Merger Agreement provides for the merger (the "Merger") of either CR Anthony with and into a wholly-owned subsidiary of Stage Stores (the "Merger Sub") or the Merger Sub with and into CR Anthony. The Merger will become effective upon the filing of the Certificate of Merger (the "Certificate of Merger") with the Secretary of State of the state of the Surviving Corporation (as defined below) or at such time thereafter as is agreed upon by the parties and specified in the Certificate of Merger, in accordance with applicable law (the "Effective Time"). The structure of the Merger will either be a forward merger or a reverse merger, as may be determined by Stage Stores on the basis of the percentage (the "Stage Stock Percentage") of the total merger consideration paid, plus amounts paid to the holders of CRA Options (as defined in the Merger Agreement) and the Dissenting Shares (as defined below) that is represented by common stock, $.01 par value per share, of Stage Stores (the "Stage Common Stock"). If the Merger is a forward merger, the Merger Sub shall survive with all its rights, privileges, powers and franchises unaffected by the Merger and the separate corporate existence of CR Anthony shall cease. If the Merger is a reverse merger, CR Anthony shall survive with all its rights, privileges, powers and franchises unaffected by the Merger and the separate corporate existence of the Merger Sub shall cease.

    The Merger Agreement provides for the Merger of either CR Anthony with and into a wholly-owned subsidiary of Stage Stores (the "Merger Sub") or, depending upon certain conditions, the Merger Sub with and into CR Anthony. In the Merger, Stage Stores will acquire each outstanding share of voting common stock, par value $.01 per share, of CR Anthony (the "Shares") (excluding Shares owned by holders (the "Dissenting Stockholders") who shall have properly exercised their appraisal rights, if any, under the Oklahoma General Corporation Act, as amended (the "Oklahoma Act")), for a minimum value (the "Base Price") of $8.00 per share plus $0.01 for every $0.05 by which the Stage Average Closing Price exceeds $20.00 per share. The Stage Average Closing Price means the average closing price expressed in dollars per share of Stage Common Stock quoted on the NASDAQ National Market System for the ten trading days selected by lot by CR Anthony and Stage Stores out of the twenty most recent consecutive trading days prior to and including the fifth day preceding the closing of the Merger. The exact combination of Stage Common Stock and/or cash (the "Merger Consideration") to be paid by Stage Stores for each share of CR Anthony's common stock will be determined using a formula based upon the Base Price and the Stage Average Closing Price. The Merger Consideration will consist of 100% Stage Common Stock (except for cash received in lieu of fractional shares of Stage Common Stock) if the Stage Average Closing Price is $20.00 or higher, and the stock percentage will decline in linear fashion to 25% of the Merger Consideration if the Stage Average Closing Price is $15.00.

    If the Stage Average Closing Price is less than $15.00, Stage Stores has the option to terminate the Merger Agreement and pay CR Anthony a fee of $3,500,000 plus CR Anthony's expenses, or to close the Merger, in which case the Merger Consideration per share of CR Anthony's common stock will consist of (i) .1333 shares of Stage Common Stock, and (ii) an amount in cash equal to $8.00 minus the product of .1333 and the Stage Average Closing Price. In any case, the Stage Common Stock to be received by CR Anthony's Stockholders will be registered and freely tradable, unless the recipient is an affiliate of CR Anthony. See "SUMMARY - The Merger" for a table which illustrates the type and value of the Merger Consideration the holder of each Share will receive.

    On May 23, 1997, the most recent practicable date prior to the printing of this Proxy Statement/Prospectus, the closing price of Stage Common Stock, as reported on NASDAQ, was $20.75 per share.

    As discussed in greater detail herein, the Stage Average Closing Price used to determine the number of shares of Stage Common Stock the holder of each Share will receive will be the average closing price of Stage Common Stock for 10 days selected at random out of the 20 trading days (the "Pricing Window") prior to and including the fifth trading day before the closing of the Merger. For example, if the closing is July 2, 1997, the closing prices for Stage Common Stock during the Pricing Window (ending on June 25, 1997) will be collected, 10 will be selected at random and the average will be computed. Based on the above formula, Stockholders will receive as the Merger Consideration cash and/or Stage Common Stock with a value of at least $8.00. However, at the time of the Special Meeting, Stockholders may not know with absolute certainty the type or value of the consideration which they will receive in the Merger. It is currently anticipated that the Effective Time of the Merger will be shortly after the date of the Special Meeting. There can be no assurance as to the exact date of the Effective Time of the Merger or as to the Stage Average Closing Price. Stockholders are urged to consult with their brokers, dealers or financial advisors prior to or around the time of the Special Meeting to obtain market price information for Stage Common Stock.

    This Proxy Statement/Prospectus also constitutes a prospectus of Stage Stores with respect to shares of Stage Common Stock to be issued. Stage Common Stock is listed for trading under the symbol "STGE" on the NASDAQ National Market System ("NASDAQ"). The Shares are listed for trading under the symbol "CRAU" on the NASDAQ. On February 18, 1997, the last trading day prior to public announcement of the proposed Merger, the closing prices of Stage Common Stock and the Shares, as reported on NASDAQ, were $18.31 per share and $5.75 per share, respectively. On May 23, 1997, the most recent practicable date prior to the printing of this Proxy Statement/Prospectus, the closing prices of Stage Common Stock and the Shares, as reported on NASDAQ were $20.75 per share and $7.88 per share, respectively.

    Approval of the Merger Agreement and the Merger requires the affirmative vote of two-thirds (66 2/3%) of the holders of the outstanding Shares entitled to vote thereon.

    This Proxy Statement/Prospectus and the accompanying form of proxy are first being mailed to holders of Shares on or about May 27, 1997.

                                   ----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   ----------

          THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS MAY 27, 1997.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE SOLICITATION OF PROXIES OR THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY CR ANTHONY OR STAGE STORES. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION IN WHICH, OR TO OR FROM ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION OF AN OFFER OR PROXY SOLICITATION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF CR ANTHONY OR STAGE STORES SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

    This proxy statement/prospectus incorporates by reference certain documents which are not presented herein or delivered herewith. Stage Stores and CR Anthony each undertakes to provide copies of such documents (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents), without charge, to any person, including any beneficial owner of shares, to whom this proxy statement/prospectus is delivered, upon written or oral request to, in the case of documents relating to stage stores: Stage Stores, Inc., 10201 Main Street, Houston, Texas 77002,
Attention: Investor Relations (telephone (713) 667-5601; fax (713) 669-2709), and, in the case of documents relating to CR Anthony: C.R. Anthony Company, 701 North Broadway, Oklahoma City, Oklahoma 73102, Attention: Investor Relations (telephone (405) 278-7671; fax (405) 278-7662). In order to ensure timely delivery of such documents, any request should be made by June 6, 1997.

                              AVAILABLE INFORMATION

    CR Anthony and Stage Stores are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by CR Anthony and Stage Stores with the Commission can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and should be available at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, reports, proxy statements and other information concerning CR Anthony and Stage Stores may be inspected at the offices of the NASDAQ Stock Market, 1735 K Street, N.W., Washington, D.C. 20006-1500.

    Stage Stores has filed with the Commission a Registration Statement on Form S-4 (together with all amendments, supplements, and exhibits thereto, the "Registration Statement"), of which this Proxy Statement/Prospectus is a part, under the Securities Act of 1933, as amended, with respect to the Stage Common Stock to be issued pursuant to the Merger Agreement. This Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which were omitted in accordance with the rules and regulations of the Commission. Such omitted information can be inspected at and obtained from the Commission and the NASDAQ in the manner set forth above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents of Stage Stores, which have been filed with the Commission pursuant to the Exchange Act, are incorporated herein by reference:

    1. Stage Stores' Annual Report on Form 10-K/A for the 52 weeks ended February 1, 1997 ("Stage Stores' Form 10-K").

    2.  Stage Stores' Current Report on Form 8-K dated March 5, 1997.

    3.  Stage Stores' Current Report on Form 8-K dated May 27, 1997.

    4. The description of the Shares set forth in Stage Stores' Registration Statement on Form 8-A filed pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating such description.

    The following documents of CR Anthony, which have been filed with the Commission pursuant to the Exchange Act, are incorporated herein by reference:

    1. CR Anthony's Annual Report on Form 10-K for the year ended February 1, 1997 ("CR Anthony's Form 10-K").

    2.  CR Anthony's Current Report on Form 8-K dated February 19, 1997.

    3.  CR Anthony's Current Report on Form 8-K dated March 5, 1997.

    4. The description of the Shares set forth in CR Anthony's Registration Statement on Form 8-A filed January 10, 1996 pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating such description.

    All documents and reports filed with the Commission by Stage Stores and CR Anthony pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the termination of the offering of Stage Common Stock contemplated hereby shall be deemed to be incorporated by reference herein and to be a part hereof from the respective dates of filing of such documents or reports.

    All information appearing in this Proxy Statement/Prospectus or in any document incorporated herein by reference is not necessarily complete and is qualified in its entirety by the information and financial statements (including notes thereto) appearing in the documents incorporated herein by reference or filed as exhibits to the Registration Statement and should be read together with such information and documents.

    Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

    The information contained (or incorporated by reference) herein with respect to CR Anthony and its subsidiaries has been provided by CR Anthony. The information contained (or incorporated by reference) herein with respect to Stage Stores and its subsidiaries has been provided by Stage Stores. Neither Stage Stores nor CR Anthony warrants the accuracy of information relating to the other party.

    THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE FREE OF CHARGE UPON REQUEST FROM STAGE STORES, INC., 10201 MAIN STREET, HOUSTON, TEXAS 77025,
ATTENTION: INVESTOR RELATIONS, TELEPHONE NUMBER (713) 667-5601; AND FROM C.R. ANTHONY COMPANY, 701 NORTH BROADWAY, OKLAHOMA CITY, OKLAHOMA 73102, ATTENTION:
INVESTOR RELATIONS, TELEPHONE NUMBER (405) 278-7671; FAX (405) 278-7662. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY JUNE 6, 1997.

                                TABLE OF CONTENTS

SECTION                                                                  PAGE

SUMMARY                                                                    7
The Companies                                                              7
The Merger                                                                 8
Recommendation of the CR Anthony Board                                    10
Opinion of Special Advisor to the CR Anthony Board                        10
The Special Meeting                                                       10
The Merger Agreement                                                      11
Certain Federal Income Tax Consequences                                   12
Dissenter's Rights                                                        12
The Termination Option Agreement                                          12
Regulatory Approvals Required                                             13
Interests of Directors and Executive Officers of CR Anthony in the
Merger                                                                    14
Recent Developments                                                       14
Selected Historical Consolidated Financial and Operating Data             15
Unaudited Historical and Pro Forma Per Share Data                         19
Comparative Market Prices and Dividends                                   20
THE SPECIAL MEETING                                                       21
Purpose of Special Meeting                                                21
Date, Place and Time                                                      21
Record Date; Quorum                                                       21
Votes Required                                                            21
Proxies; Voting and Revocation                                            22
Dissenters' Rights                                                        22
Solicitation of Proxies                                                   22
Other Matters                                                             22
THE MERGER                                                                23
General                                                                   23
Merger Consideration                                                      23
Background of the Merger                                                  25
Stage Stores' Reasons for the Merger                                      27
Certain Forward-Looking Information                                       28
Recommendation of the CR Anthony Board;
CR Anthony's Reasons for the Merger                                       28
Opinion of Special Advisor to the CR Anthony Board                        29
Interests of Directors and Executive Officers of CR Anthony in the
Merger                                                                    33
Effective Time                                                            34
Procedures for Exchange of CR Anthony Common Stock Certificates           34
Stock Exchange Listing                                                    35
Delisting and Deregistration of Shares                                    35
Financing and Expenses Related to the Merger                              35
Accounting Treatment                                                      35
Certain Federal Income Tax Consequences                                   35
THE MERGER AGREEMENT                                                      38
Board Representation                                                      38
The Merger                                                                38
Consideration to be Paid in the Merger                                    38
Dissenting Shares                                                         41
CR Anthony Stock Options                                                  41
Representations and Warranties                                            41
No Solicitation                                                           41
Fees and Expenses                                                         42
Conditions to the Merger                                                  42
Termination                                                               43
Indemnification                                                           44

SECTION                                                                  PAGE

Stockholders Meeting                                                      44
Notices, Consents, Approvals, Filings                                     44
Employee Benefit Matters                                                  45
Amendment                                                                 45
Timing                                                                    45
TERMINATION OPTION AGREEMENT                                              45
Grant of Option                                                           45
Exercise of Option                                                        45
Certain Repurchases                                                       46
Registration Rights                                                       46
Profit Limitation                                                         46
Adjustment upon Changes in Capitalization                                 47
UNAUDITED PRO FORMA COMBINED FINANCIAL DATA                               48
THE COMPANIES                                                             53
OTHER LEGAL MATTERS; REGULATORY APPROVAL                                  53
General                                                                   53
Antitrust                                                                 53
State Takeover Statutes                                                   53
RESTRICTIONS ON RESALES OF STAGE COMMON STOCK BY AFFILIATES               54
DESCRIPTION OF STAGE STORES CAPITAL STOCK                                 55
Stage Common Stock                                                        55
Stage Stores Class B Common Stock                                         55
Stage Stores Preferred Stock                                              56
COMPARISON OF STOCKHOLDER RIGHTS                                          56
Authorized Capital Stock                                                  56
Voting Rights                                                             56
Board of Directors                                                        56
Payment of Dividends to Stockholders                                      57
Special Meeting of Stockholders                                           57
Stockholder Consent to Action without a Meeting                           57
Liquidation Rights                                                        57
Amendment of Bylaws                                                       57
Amendment of Certificate of Incorporation                                 58
Indemnification of Officers and Directors                                 58
Removal of Directors                                                      58
Stockholder Rights Plans                                                  58
EXPERTS                                                                   58
LEGAL MATTERS                                                             59
ANNEX A - AGREEMENT AND PLAN OF MERGER                                   A-1
ANNEX B - TERMINATION OPTION AGREEMENT                                   B-1
ANNEX C - STEPHENS INC. OPINION                                          C-1
ANNEX D - GENERAL CORPORATION LAW OF THE STATE OF OKLAHOMA               D-1
ANNEX E -  FORM OF EMPLOYMENT AGREEMENT                                  E-1
ANNEX F -  FORM OF AMENDED SEVERANCE AGREEMENT                           F-1
ANNEX G - FORM OF OPTION CANCELLATION AGREEMENT                          G-1

                                     SUMMARY

    THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION CONTAINED ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MORE DETAILED INFORMATION CONTAINED ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS, THE ANNEXES HERETO AND THE DOCUMENTS REFERRED TO HEREIN. STOCKHOLDERS ARE URGED TO REVIEW CAREFULLY THIS PROXY STATEMENT/PROSPECTUS, THE MERGER AGREEMENT ATTACHED HERETO AS ANNEX A AND THE OTHER ANNEXES ATTACHED HERETO. REFERENCES TO A PARTICULAR YEAR ARE TO THE FISCAL YEAR WHICH IS THE 52 OR 53 WEEK PERIOD ENDING ON THE SATURDAY CLOSEST TO JANUARY 31 OF THE FOLLOWING CALENDAR YEAR (E.G., A REFERENCE TO "1996" IS A REFERENCE TO THE FISCAL YEAR ENDED FEBRUARY 1, 1997).

                                  THE COMPANIES

C.R. ANTHONY COMPANY

    C.R. Anthony Company, an Oklahoma corporation, is a regional retailer of moderately priced family apparel operating under the names "Anthonys" and "Anthonys Limited" with the majority of its stores in smaller communities throughout the southwestern and midwestern United States. CR Anthony's operating philosophy is to offer brand apparel, including footwear, for the entire family at price levels that provide value to the customer relative to other options available. All of the stores operated by CR Anthony offer value priced merchandise with a focus on casual men's, women's and children's apparel and shoes. Denim has historically been the largest category for CR Anthonys, under the Chic, Lee, Levi, Wrangler and various other labels. At February 1, 1997, CR Anthony operated 224 stores, predominantly located in strip shopping centers, of which 199 stores are currently operated under the name "Anthonys" and 24 under the name "Anthonys Limited." CR Anthony's stores are located in thirteen states, primarily in Arkansas, Kansas, Louisiana, Montana, New Mexico, Oklahoma and Texas. The principal executive office of CR Anthony is located at 701 North Broadway, Oklahoma City, Oklahoma 73102, telephone number (405) 278-7400.

STAGE STORES, INC.

     Stage Stores, Inc., a Delaware corporation, is a retail apparel company that operates retail stores featuring well known, brand name family apparel in over 200 small towns and communities across the central United States. As of February 1, 1997, Stage Stores operated 315 stores through its "Stage", "Bealls" and "Palais Royal" trade names in 19 states throughout the central United States. Approximately 78% of these stores are located in small markets and communities with as few as 4,000 people. The remainder of Stage Stores' stores operate in metropolitan areas, primarily in suburban Houston. Stage Stores' merchandise offerings include a carefully edited but broad selection of branded, moderately priced, fashion apparel, accessories, fragrances and cosmetics and footwear for women, men and children. Over 85% of 1996 sales consisted of branded merchandise, including nationally recognized brands such as Levi Strauss, Liz Claiborne, Chaps/Ralph Lauren, Calvin Klein, Guess, Hanes, Nike, Reebok and Haggar Apparel. Stage Stores' principal executive offices are located at 10201 Main Street, Houston, Texas 77002, telephone number (713) 667-5601.

                                   THE MERGER

GENERAL

    The Board of Directors of CR Anthony (the "CR Anthony Board") (with one director abstaining due to his relationship with CR Anthony's investment banker) has unanimously approved the Agreement and Plan of Merger, dated March 5, 1997, as amended, between Stage Stores and CR Anthony.

    The Merger Agreement provides for the merger of either CR Anthony with and into the Merger Sub or, depending upon certain conditions, the Merger Sub with and into CR Anthony. The Merger will become effective upon the filing of the Certificate of Merger with the Secretary of State of the state of the Surviving Corporation or at such time thereafter as is agreed upon by the parties and specified in the Certificate of Merger, in accordance with applicable law. At the Effective Time, if a forward merger is effected, the separate existence of CR Anthony shall cease and the Merger Sub shall continue as the surviving corporation or, if a reverse merger is effected, the separate existence of Merger Sub shall cease and CR Anthony shall continue as the surviving corporation.

BOARD OF DIRECTORS

    The Merger Agreement provides that the directors and officers of the Merger Sub in office at and as of immediately prior to the Effective Time will be the directors and officers of the Surviving Corporation. Pursuant to the Merger Agreement, Specialty Retailers, Inc. ("SRI"), a wholly-owned subsidiary of Stage Stores, may be the Merger Sub. The officers of SRI are identical to the officers of Stage Stores and the directors of SRI are Carl Tooker and Joshua Beckenstein. If SRI is not the Merger Sub, then the directors and officers of the Merger Sub anticipated to be in office at and as of immediately prior to the Effective Time are as follows:

       Name                  Position
       ----                  --------
 Carl Tooker        Chairman, President and Chief Executive Officer

 James Marcum       Director, Executive Vice President/Chief Financial Officer

 Charles M. Sledge  Secretary

CONSIDERATION TO BE PAID IN THE MERGER

    In the Merger, Stage Stores will acquire each outstanding Share (excluding Shares owned by Dissenting Stockholders) for a minimum value (the "Base Price") of $8.00 per share plus $0.01 for every $0.05 by which the Stage Average Closing Price exceeds $20.00 per share. The Stage Average Closing Price means the average closing price expressed in dollars per share of Stage Common Stock quoted on the NASDAQ National Market System for the ten trading days selected by lot by CR Anthony and Stage Stores out of the twenty most recent consecutive trading days prior to and including the fifth day preceding the closing of the Merger. The exact combination of Stage Common Stock and/or cash (the "Merger Consideration") to be paid by Stage Stores for each share of CR Anthony's common stock will be determined using a formula based upon the Base Price and the Stage Average Closing Price. The Merger Consideration will consist of 100% Stage Common Stock (except for cash received in lieu of fractional shares of Stage Common Stock) if the Stage Average Closing Price is $20.00 or higher, and the stock percentage will decline in linear fashion to 25% of the Merger Consideration if the Stage Average Closing Price is $15.00.

    If the Stage Average Closing Price is less than $15.00, Stage Stores has the option to terminate the Merger Agreement and pay CR Anthony a fee of $3,500,000 plus CR Anthony's expenses, or to close the Merger, in which case the Merger Consideration per share of CR Anthony's common stock will consist of (i) .1333 shares of Stage Common Stock, and (ii) an amount in cash equal to $8.00 minus the product of .1333 and the Stage Average Closing Price. In any case, the Stage Common Stock to be received by CR Anthony's Stockholders will be registered and freely tradable, unless the recipient is an affiliate of CR Anthony.

     The table below illustrates, depending upon the Stage Average Closing Price, the type and value of the Merger Consideration the holder of each Share will receive, including the total price for each Share and the ratio of Stage Common Stock to cash to be received as the Merger Consideration for each Share.

                             CR ANTHONY/STAGE STORES
                           MERGER CONSIDERATION TABLE
                         (PER SHARE OF CR ANTHONY STOCK)


                               Amount of Base     Shares of
 Stage Average   Base Price         Price        Stage Stock     Amount of
     Closing       (Merger      to be Paid In       to be     Base Price to be
   Price (1)      Value)(2)         Stock       Delivered(3)   Paid in Cash(3)
   ---------      ---------         -----       ------------   ---------------
 Less than $15       (4)             (4)             (4)            (4)
     $15.00         $8.00           $2.00           .133           $6.00
     $16.00         $8.00           $3.20           .200           $4.80
     $17.00         $8.00           $4.40           .258           $3.60
     $18.00         $8.00           $5.60           .311           $2.40
     $19.00         $8.00           $6.80           .357           $1.20
     $20.00         $8.00           $8.00           .400           - 0 -
     $21.00         $8.20           $8.20           .390           - 0 -
     $22.00         $8.40           $8.40           .381           - 0 -
     $23.00         $8.60           $8.60           .374           - 0 -
     $24.00         $8.80           $8.80           .366           - 0 -
     $25.00         $9.00           $9.00           .360           - 0 -
  Greater than
     $25.00          (2)             (2)             (3)           - 0 -

           --------------------

(1) The value of Stage Common Stock (the "Stage Average Closing Price") used to determine the exact combination of Stage Common Stock and/or cash (the "Merger Consideration") the holder of each share of the Company's common stock will receive will be the average closing price of Stage Common Stock for 10 days selected at random out of the 20 trading days (the "Pricing Window") prior to and including the fifth trading day before the closing of the Merger. For example, if the closing is July 2, 1997, the closing prices for Stage Common Stock during the Pricing Window (ending on June 25, 1997) will be collected, 10 will be selected at random and the average will be computed.

    If the Stage Average Closing Price is equal to or greater than $20.00, Stockholders will receive only Stage Common Stock (except for cash received in lieu of fractional shares of Stage Common Stock) and, to the extent only Stage Common Stock is received, the Merger Consideration will not be taxable to Stockholders. If the Stage Average Closing Price is equal to or greater than $17.00 and less than $20.00, all or a portion of the Merger Consideration will be taxable to Stockholders. If the Stage Average Closing Price is less than $17.00, the Merger Consideration will be fully taxable to Stockholders. Each Stockholder will recognize gain or loss equal to the difference between (i) the cash plus the fair market value of the Stage Common Stock received and (ii) the Stockholder's adjusted tax basis in the Shares exchanged. See "THE MERGER AGREEMENT -- Certain Federal Income Tax Consequences."

(2) "Base Price" per CR Anthony share means $8.00 plus $0.01 for every $0.05 by which the Stage Average Closing Price exceeds $20.00.

(3) That number of shares of Stage Common Stock which, if valued at the Stage Average Closing Price, have a value equal to X multiplied by the Base Price; and an amount of cash equal to the Base Price multiplied by the remainder of one minus X, where:

                        X = 1- ((20-Y) x .15) and
                        Y = the lesser of 20 or the Stage Average Closing Price

(4) If the Stage Average Closing Price is less than $15.00 and Stage Stores elects to waive the condition set forth in Section 6(a)(xv) of the Merger Agreement and permit the closing of the Merger, the Merger Consideration per each share of CR Anthony stock shall consist of (a) .1333 shares of Stage Common Stock, and (b) an amount in cash equal to $8.00 minus the product of .1333 and the Stage Average Closing Price.

    If any fractional interest of a share of Stage Common Stock would, except for this sentence, be deliverable as consideration for the Merger, Stage Stores, in lieu of delivering such fractional shares, may pay an amount in cash equal to the value of such fractional interest.

    Based on the closing price of Stage Common Stock of $20.75 on May 23, 1997, the most recent practicable date prior to the printing of this Proxy Statement/Prospectus, each Share would be converted into the right to receive
0.393 shares of Stage Common Stock. However, the market value and type of consideration Stockholders will receive at the Effective Time will depend upon the Stage Average Closing Price, which will not be determined earlier than June 25, 1997, the date of the Special Meeting. It is currently anticipated that the Effective Time will be shortly after the date of the Special Meeting. Since Stage Stores' initial public offering on October 24, 1996, the market price of Stage Common Stock has not closed below $17.25 per share. See "SUMMARY - Comparative Market Prices and Dividends." However, there can be no assurance that the future market prices of Stage Common Stock (including the Pricing Window) will reflect historical trading levels. Stockholders are urged to consult with their brokers, dealers or financial advisors prior to or around the time of the Special Meeting to obtain current market price information for Stage Common Stock. See "THE MERGER AGREEMENT."

                     RECOMMENDATION OF THE CR ANTHONY BOARD

    THE CR ANTHONY BOARD (WITH ONE DIRECTOR ABSTAINING BECAUSE OF HIS RELATIONSHIP WITH CR ANTHONY'S INVESTMENT BANKER) HAS UNANIMOUSLY DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS, HAS APPROVED THE MERGER AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE STOCKHOLDERS APPROVE AND ADOPT THE MERGER AGREEMENT AND THE MERGER. See "THE MERGER - Recommendation of the CR Anthony Board; CR Anthony's Reasons for the Merger."

               OPINION OF SPECIAL ADVISOR TO THE CR ANTHONY BOARD

    At the March 4, 1997 meeting of the CR Anthony Board, Stephens Inc., CR Anthony's special advisor to the Board, delivered its written opinion that, as of such date, based upon the procedures followed, factors considered and assumptions made by Stephens Inc. as set forth in such opinion, the consideration to be received by the disinterested Stockholders in the Merger is fair to them from a financial point of view. A copy of the opinion of Stephens Inc. dated March 4, 1997 is attached hereto as Annex C. STOCKHOLDERS ARE URGED TO READ CAREFULLY THE COMPLETE TEXT OF THE STEPHENS INC. OPINION. See "THE MERGER - Opinion of Special Advisor to the CR Anthony Board."

                               THE SPECIAL MEETING

SPECIAL MEETING

    This Proxy Statement/Prospectus is being furnished in connection with the solicitation of proxies by the CR Anthony Board for use at a special meeting of Stockholders to be held on June 25, 1997 at CR Anthony's offices at 701 North Broadway, Oklahoma City, Oklahoma 73102, at 10:30 a.m., local time. The purpose of the Special Meeting is to consider and vote upon a proposal to approve and adopt the Merger Agreement and the Merger.

RECORD DATE

    The CR Anthony Board has fixed the close of business on May 20, 1997 as the record date (the "Record Date") for the determination of Stockholders entitled to notice of, and to vote at, the Special Meeting. Only holders of record of Shares on the Record Date are entitled to vote at the Special Meeting.

MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING

    At the Special Meeting, the Stockholders will consider and vote upon a proposal to approve and adopt the Merger Agreement and the Merger, as well as any other matters as may properly come before the Special Meeting. The Merger Agreement provides for, among other things, the merger of CR Anthony with and into the Merger Sub pursuant to which the Merger Sub will be the surviving corporation, or the merger of Merger Sub with and into CR Anthony pursuant to which CR Anthony will be the surviving corporation.

VOTES REQUIRED

    The affirmative vote of two-thirds (66 2/3%) of the holders of the outstanding Shares on the Record Date is required to approve and adopt the Merger Agreement and the Merger. Each Share is entitled to one vote on each matter on which the holders of Shares are entitled to vote.

    As of the Record Date, directors and executive officers of CR Anthony, and their affiliates, were beneficial owners of an aggregate of 69,014 Shares, representing less than 1% of the Shares then outstanding. The directors and executive officers of CR Anthony have indicated that they intend to vote their Shares in favor of approval and adoption of the Merger Agreement.

                              THE MERGER AGREEMENT

CONDITIONS TO THE MERGER

    Pursuant to the Merger Agreement, the obligations of Stage Stores and the Merger Sub to consummate the transactions to be performed by it in connection with the Closing (as defined below) are subject to the satisfaction or written waiver of the following conditions: (i) the representations and warranties of CR Anthony set forth in ss.3 of the Merger Agreement shall be true and correct at and as of the Closing Date (as defined below); (ii) CR Anthony shall have performed and complied with all of its covenants under the Merger Agreement through the Closing Date; (iii) the affirmative vote of two-thirds of the holders of the outstanding Shares shall have been obtained; (iv) CR Anthony and its subsidiaries shall have procured all of the consents, waivers, amendments or other actions specified in the Merger Agreement; (v) no action, suit, or proceeding shall be pending or threatened before any court, administrative agency or arbitrator wherein an unfavorable judgment would, among other things, prevent consummation of the Merger; (vi) there shall have been no CRA Material Adverse Effect (as defined in the Merger Agreement); (vii) CR Anthony shall have certified that each of the conditions specified above is satisfied in all respects; (viii) the Registration Statement (as defined below) of Stage Stores, of which this Proxy Statement/Prospectus is a part, shall have been declared effective under the Securities Act (as defined below), by the Commission (as defined below); (ix) CR Anthony shall have delivered evidence of the cancellation of all outstanding options, warrants and other equity interests;
(x) the Stage Common Stock that will be issued in the Merger shall have been approved for listing on NASDAQ; (xi) all applicable waiting periods under the Hart-Scott-Rodino Act shall have expired; (xii) each of Stage Stores and the Merger Sub shall have received from counsel to CR Anthony opinions as to corporate and tax matters dated as of the Closing Date; (xiii) CR Anthony shall have terminated, to the extent requested by Stage Stores, any and all existing stockholders agreements to which CR Anthony is a party; (xiv) no Triggering Event (as defined in the Merger Agreement) shall have occurred; (xv) the Stage Average Closing Price shall not be less than $15.00; (xvi) no more than 7.5% of the outstanding Shares constitute Dissenting Shares; (xvii) Stage Stores and Specialty Retailers (as defined) shall have received the cash proceeds of certain financing; and (xviii) all actions to be taken in connection with consummation of the Merger by CR Anthony shall be reasonably satisfactory to Stage Stores and the Merger Sub. See "THE MERGER AGREEMENT-Conditions to the Merger."

    Pursuant to the Merger Agreement, the obligations of CR Anthony to consummate the transactions to be performed by it in connection with the Closing are subject to the satisfaction or written waiver of the following conditions:
(i) the representations and warranties of Stage Stores set forth in ss.4 of the Merger Agreement shall be true and correct at and as of the Closing Date; (ii) each of Stage Stores and the Merger Sub shall have performed and complied with all of its covenants under the Merger Agreement through the Closing Date; (iii) the Registration Statement shall have become effective under the Securities Act;
(iv) the Stage Common Stock that will be issued in the Merger shall have been approved for listing on NASDAQ; (v) no action, suit, or proceeding shall be pending or threatened before any court, administrative agency or arbitrator wherein an unfavorable judgment would prevent consummation of the Merger; (vi) there shall have been no SSI Material Adverse Effect (as defined in the Merger Agreement); (vii) each of Stage Stores and the Merger Sub shall have certified that each of the conditions specified above is satisfied in all respects; (viii) the Requisite CRA Stockholder Approval (as defined in the Merger Agreement) shall have been obtained; (ix) all applicable waiting periods under the Hart-Scott-Rodino Act shall have expired; (x) CR Anthony shall have received from counsel to Stage Stores and the Merger Sub opinions as to corporate and tax matters dated as of the Closing Date; and (xi) all actions to be taken in connection with consummation of the Merger by each of Stage Stores and the Merger Sub shall be reasonably satisfactory in form and substance to CR Anthony. See "THE MERGER AGREEMENT-Conditions to the Merger."

EFFECTIVE TIME OF THE MERGER

    The closing of the Merger will take place at 10:00 a.m. on the second business day following the date on which the last to be fulfilled or waived of the conditions set forth in the section "Conditions to Closing" of the Merger Agreement are fulfilled or waived in accordance with the Merger Agreement (the "Closing Date"), unless another date, time or place is agreed to in writing by the parties to the Merger Agreement. The Merger will become effective upon the filing of the Certificate of Merger with the Secretary of State of the state of the Surviving Corporation, or at such later time as is specified in the Certificate of Merger.

                     CERTAIN FEDERAL INCOME TAX CONSEQUENCES

    If the Stage Stock Percentage equals or exceeds 80%, the Merger will be structured as a reverse merger with CR Anthony surviving, and should qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). If the Stage Stock Percentage is less than 80% and is greater than or equal to 50%, the Merger is likely to be structured as a forward merger of CR Anthony into Merger Sub, with Merger Sub surviving and should qualify as a reorganization under Section 368(a) of the Code. In either such event, generally (i) neither Stage, Merger Sub nor CR Anthony will recognize any gain or loss, (ii) a Stockholder who receives solely Stage Common Stock will not recognize any gain or loss, and (iii) a Stockholder who receives both Stage Common Stock and cash will not recognize loss but will recognize gain, if any, to the extent of the lesser of (x) the cash received or (y) the excess of the sum of the fair market value of the Stage Common Stock and the amount of cash received over such Stockholder's adjusted tax basis in the Shares exchanged.

    If the Stage Stock Percentage is less than 80%, it is possible that the Merger will be structured as a reverse merger with CR Anthony surviving. If the Stage Stock Percentage is less than 50%, the Merger will be structured as a reverse merger with CR Anthony surviving. In either such case, the Merger will not constitute a reorganization under Section 368(a) of the Code, and will be fully taxable to Stockholders. Each Stockholder will recognize gain or loss equal to the difference between (i) the cash plus the fair market value of the Stage Common Stock received and (ii) the Stockholder's adjusted tax basis in the Shares exchanged.

    THE TAX CONSEQUENCES DISCUSSED ABOVE MAY NOT APPLY TO CERTAIN CATEGORIES OF STOCKHOLDERS SUBJECT TO SPECIAL TREATMENT UNDER THE CODE, SUCH AS FOREIGN STOCKHOLDERS AND STOCKHOLDERS WHOSE SHARES WERE ACQUIRED AS COMPENSATION. STOCKHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS TO DETERMINE THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING ANY FEDERAL, STATE, LOCAL OR OTHER TAX CONSEQUENCES (INCLUDING ANY TAX RETURN FILING OR OTHER TAX REPORTING REQUIREMENTS) OF THE MERGER.

                               DISSENTERS' RIGHTS

    In the event that any portion of the Merger Consideration will be cash (other than cash in lieu of fractional shares), Shares that are outstanding immediately prior to the Effective Time and that are held by Stockholders who have not voted in favor of the Merger or consented thereto in writing and who have demanded properly in writing appraisal for such Shares in accordance with
Section 1091 of the Oklahoma Act (collectively, the "Dissenting Shares") shall not be converted into or represent the right to receive the Merger Consideration. Such Stockholders shall be entitled to receive payment of the appraised value of such shares of stock held by them in accordance with the provisions of such Section 1091, except that all Dissenting Shares held by Stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such Dissenting Shares under such
Section 1091 shall thereupon be deemed to be authorized and unissued shares of the corporation surviving the Merger pursuant to Section 1091(L) of the Oklahoma Act.

                        THE TERMINATION OPTION AGREEMENT

    The Termination Option Agreement provides for the grant by CR Anthony to Stage Stores of an irrevocable option (the "Stock Option") to purchase up to 1,798,093 Shares, or such other number of Shares that equals 19.9% of the issued and outstanding Shares at the time of exercise of the Stock Option, at a price of $8.00 per Share (the "Exercise Price"), payable in cash in accordance with the terms of the Termination Option Agreement.

    The Termination Option Agreement provides that the Stock Option may be exercised by Stage Stores, in whole or in part, at any time or from time to time after (A) any of the events described in subsection (ii) or (iii) of the definition of Triggering Event (as defined below) has occurred prior to the Effective Time, (B) the CR Anthony Board shall approve, endorse or recommend any CRA Acquisition Proposal (as defined below) within six months of the termination of the Merger Agreement or (C) any Person (as defined in the Merger Agreement) or Group (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934) within six months of the termination of the Merger Agreement acquires beneficial ownership of more than 50% of the outstanding common stock of CR Anthony. For the purposes of the Termination Option Agreement, "Triggering Event" means any of the following events: (i) the CR Anthony Board shall have failed to recommend, shall have withdrawn or shall have modified, in a manner adverse to either Stage Stores or Merger Sub, its recommendation or approval of the Merger Agreement for any reason other than as provided in ss. 7(a) of the Merger Agreement; (ii) the CR Anthony Board shall have approved, endorsed or recommended any CRA Acquisition Proposal; (iii) CR Anthony shall have entered into any Contract (as defined in the Merger Agreement) to consummate any CRA Acquisition Proposal; (iv) the Merger Agreement shall not have received the Requisite CRA Stockholder Approval (as defined in the Merger Agreement) and at the time of such event an offer or proposal to affect a CRA Acquisition Proposal shall have been made; (v) the representations and warranties of CR Anthony set forth in ss.3 of the Merger Agreement shall cease to be true and correct at and as of the Closing Date and such failure shall result in a CRA Material Adverse Effect (as defined in the Merger Agreement); or
(vi) CR Anthony shall not have performed and complied with all of its covenants hereunder through the Closing Date and such failure shall result in a CRA Material Adverse Effect. As used herein, CRA Acquisition Proposal means any proposal (other than any proposal by Stage Stores or the Merger Sub with respect to the Merger) regarding (i) any merger, consolidation, share exchange, business combination or other similar transaction or series of related transactions involving CR Anthony or any of its subsidiaries; (ii) any sale, lease, exchange, transfer or other disposition of the assets of CR Anthony or any of its subsidiaries; and (iii) any offer to purchase, tender offer, exchange offer or any similar transaction or series of related transactions made by any person involving the outstanding shares of any class of capital stock of CR Anthony or the filing of any statement on Schedule 14D-1 with the Commission in connection therewith.

    The Termination Option Agreement provides that the Stock Option will terminate upon the earlier of (i) the Effective Time of the Merger; or (ii) the date six months following any termination of the Merger Agreement.

    The Termination Option Agreement provides that, at the request of Stage Stores at any time during which the Stock Option is exercisable (the "Repurchase Period"), CR Anthony will repurchase from Stage Stores the Stock Option, or any portion thereof, for a price equal to the amount by which the Market/Tender Offer Price (as defined in the Termination Option Agreement) for Shares as of the date Stage Stores gives notice of its intent to exercise its right to "put" the Stock Option to CR Anthony exceeds the Exercise Price, multiplied by the number of Shares purchasable pursuant to the Stock Option (or portion thereof with respect to which Stage Stores is exercising its right to "put" the Stock Option to CR Anthony).

    The Termination Option Agreement provides that in no event will Stage Stores's Total Profit (as defined therein) exceed $4 million and, if it otherwise would exceed such amount, Stage Stores, at its sole election, will either (i) deliver to CR Anthony for cancellation Shares previously purchased by Stage Stores, (ii) pay cash or other consideration to CR Anthony, or (iii) undertake any combination thereof, so that Stage Stores's Total Profit will not exceed $4 million after taking into account the foregoing actions. Further, the Stock Option may not be exercised for a number of Shares as would, as of the date of the exercise notice, result in a Notional Total Profit (as defined in the Termination Option Agreement) of more than $4 million, and, if exercise of the Stock Option otherwise would exceed such amount, Stage Stores, at its discretion, may increase the price per Share to be paid by Stage Stores pursuant to the Stock Option for that number of Shares set forth in the exercise notice so that the Notional Total Profit will not exceed $4 million. See "Termination Option Agreement."

                          REGULATORY APPROVALS REQUIRED

    Certain aspects of the Merger will require notifications to, and/or approvals from, certain federal authorities. There can be no assurance that regulatory approvals will be granted.

    On April 4, 1997 pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), CR Anthony and Stage Stores each filed with the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") a Notification and Report Form with respect to the Merger. On May 4, 1997, the waiting period under the HSR Act expired without a request from the FTC for additional information.

                  INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS
                           OF CR ANTHONY IN THE MERGER

    The executive officers of CR Anthony and certain of the directors of CR Anthony have interests in the Merger in addition to their interests as Stockholders. Such interests relate to, among other things: (i) the exchange of all outstanding options to purchase CR Anthony shares for cash, and (ii) the receipt of salary, benefits and severance pay under Employment Agreements and Amended Severance Agreements with Stage Stores in exchange for cancelling existing Severance Compensation Agreements with CR Anthony.

                               RECENT DEVELOPMENTS

    On May 8, 1997, Stage Stores commenced tender offers (the "Tender Offers") to purchase for cash up to 100% (but not less than a majority in principal amount outstanding) of each of its 10% Senior Notes due 2000, 11% Series B Senior Subordinated Notes due 2003 and 11% Series D Senior Notes due 2003 (collectively, the "Existing Notes") and related consents (the "Consent Solicitations") to modify certain terms in the indentures under which the Existing Notes were issued.

    On May 23, 1997, Stage Stores commenced an offering (the "Offering") of $200 million of Senior Notes due 2005 and $100 million of Senior Subordinated Notes due 2007. The gross proceeds of the Offering will be used to fund the Tender Offers and payments associated with the Consent Solicitations, to pay fees and expenses related to the Offering and the Tender Offers and related Consent Solicitations, and for general corporate purposes.

    Concurrently with the Offering, Stage Stores will enter into a new credit facility with a group of lenders (the "New Credit Agreement"). The New Credit Agreement will provide for a $100.0 million working capital and letter of credit facility and a $100.0 million expansion revolving credit facility. The Offering, the Tender Offers and Consent Solicitations, and the New Credit Agreement are collectively referred to herein as the "Refinancing." Consummation of each of the Offering, the Tender Offers and the Consent Solicitations, and the New Credit Agreement are conditioned upon the completion of each other. Consummation of the Merger is not a condition to the completion of the Offering or the Tender Offers. Consummation of the Refinancing is not a condition to the completion of the Merger. As a result of the Refinancing, Stage Stores will have an increased amount of long-term debt. See "UNAUDITED PRO FORMA COMBINED FINANCIAL DATA" and the risk factors contained in Stage Stores' Securities Exchange Commission filings, including Stage Stores' Form 10-K.

    Stage Stores believes the Refinancing will provide it with a more flexible capital structure which will: (i) increase its working capital facilities to support its operations; (ii) extend the average maturities of its debt; (iii) lower its weighted average cost of borrowing and (iv) provide increased financial flexibility to support its growth strategy.

          SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

    CR ANTHONY SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA. The selected historical consolidated financial data with respect to CR Anthony for the five fiscal years ending February 1, 1997 as reflected in CR Anthony's Form 10-K are incorporated herein by reference.

    CR ANTHONY SUPPLEMENTAL CONSOLIDATED FINANCIAL AND OPERATING DATA. Set forth below is certain supplemental consolidated financial and operating data with respect to CR Anthony. As discussed in Note (2), certain reclassifications have been made to the historical CR Anthony costs and expenses, as presented in CR Anthony's Form 10-K, to reflect classifications of certain types of costs and expenses similar to those of Stage Stores. All dollar amounts are stated in thousands, except for share and per share data.

                              C.R. ANTHONY COMPANY
             SUPPLEMENTAL CONSOLIDATED FINANCIAL AND OPERATING DATA

                                                   Fiscal Year
                                ---------------------------------------------------
                                                                                           Pro
                                                                                          Forma
                                                                                         Fiscal
                                  1996          1995          1994          1993         1992(1)
                                ---------     ---------     ---------     ---------     ---------
                                              (in thousands, except per share data)
INCOME STATEMENT INFORMATION:
Net sales ...................   $ 288,392     $ 304,451     $ 302,241     $ 302,858     $ 307,561
Cost of sales and related
buying, occupancy and
distribution expenses(2) ....     217,719       231,314       227,446       230,146       234,564
                                ---------     ---------     ---------     ---------     ---------
Gross profit (2) ............      70,673        73,137        74,795        72,712        72,997
Selling, general, and
administrative expenses (2) .      60,944        67,550        66,573        65,743        69,366
Operating income ............       9,729         5,587         8,222         6,969         3,631
Interest, net ...............       1,806         2,577         2,165         2,207         2,731
                                ---------     ---------     ---------     ---------     ---------
Income before income tax
expense .....................       7,923         3,010         6,057         4,762           900
Income tax expense ..........       3,090           924         2,362         1,905           351
                                ---------     ---------     ---------     ---------     ---------
Net income ..................   $   4,833     $   2,086     $   3,695     $   2,857     $     549
                                =========     =========     =========     =========     =========
Net income per common share .   $    0.53     $    0.23     $    0.41     $    0.32     $    0.06
                                =========     =========     =========     =========     =========
Weighted average common
stock and common stock
equivalents outstanding .....       9,140         9,005         9,003         9,000         9,000
                                =========     =========     =========     =========     =========

Margin and other data:
Gross profit margin(2) ......        24.5%         24.0%         24.7%         24.0%         23.7%
Selling, general and
administrative expense
rate(2) .....................        21.1%         22.2%         22.0%         21.7%         22.6%
Operating income margin .....         3.4%          1.8%          2.7%          2.3%          1.2%
Comparable store sales
percentage increases
(decrease)(3) ...............        (4.1)%        (1.3)%        (3.8)%        (3.6)%        (0.9)%
Depreciation and
amortization ................   $   4,315     $   4,862     $   3,817     $   3,280     $   3,446
Capital expenditures ........       5,868         4,812         5,298         4,706         3,959

Balance Sheet data:
Working capital .............      63,546        62,199        54,116        52,676        50,262
Total assets ................     118,728       117,060       109,392        96,195        91,279
Long-term debt ..............      14,742        25,183        15,859        17,023        17,042
Stockholders' equity ........      72,059        67,135        65,049        53,275        44,953

             NOTES TO C.R. ANTHONY COMPANY SUPPLEMENTAL CONSOLIDATED
                          FINANCIAL AND OPERATING DATA

(1) On August 3, 1992, CR Anthony emerged from bankruptcy proceedings pursuant to the confirmed Reorganization Plan. For financial reporting purposes, the effective date of the Reorganization Plan was July 26, 1992, the last day of the second fiscal quarter of fiscal 1992. CR Anthony adopted fresh-start reporting in accordance with the recommended accounting principles for entities emerging from Chapter 11 as set forth in the American Institute of Certified Accountants Statement of Position 90-7, FINANCIAL REPORTING BY ENTITIES IN REORGANIZATION UNDER THE BANKRUPTCY CODE. Accordingly, the results of operations reported subsequent to July 26, 1992 are not prepared on a basis comparable to the prior periods. Fiscal year 1992 financial and operating data are presented on a pro forma basis as if the effective date of the Plan of Reorganization had occurred as of the beginning of that fiscal year.

(2) Reclassifications have been made to certain historical CR Anthony costs and expenses to reflect a presentation similar to that of Stage Stores. Certain store occupancy expenses (including depreciation) and buying expenses have been reclassified to "Cost of sales and related buying, occupancy and distribution expenses." CR Anthony includes these costs and expenses as "Selling, general and administrative expenses" and as "Depreciation and amortization." Additionally, advertising expenses and depreciation and amortization (not otherwise reclassified to cost of sales) have been reclassified to "Selling, general and administrative expenses."

(3) Reflect data only from comparable stores. Comparable stores are those stores which were open for the entire period in that fiscal year and the immediately preceding fiscal year.

      STAGE STORES SELECTED CONSOLIDATED HISTORICAL FINANCIAL AND OPERATING DATA. Set forth below is selected consolidated historical financial and operating data of Stage Stores for the periods indicated. The selected consolidated historical financial and operating data were derived from Stage Stores' Consolidated Financial Statements. Certain reclassifications of prior year data have been made to conform to the 1996 reporting format. These reclassifications had no impact on operating income or net income (loss) for the years presented. The information in the table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Stage Stores' Consolidated Financial Statements, both of which are incorporated by reference to the Stage Stores' Form 10-K (Commission File No. 000-21011) for the year ended February 1, 1997. All dollar amounts are stated in thousands, except for per share data.

                               STAGE STORES, INC.
          SELECTED CONSOLIDATED HISTORICAL FINANCIAL AND OPERATING DATA

                                                              Fiscal Year
                                   -----------------------------------------------------------------
                                    1996(1)       1995(2)        1994         1993(3)        1992
                                                 (in thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
Net sales ......................   $ 776,550     $ 682,624     $ 581,463     $ 557,422     $ 504,401
Cost of sales and related
buying, occupancy and
distribution expenses ..........     532,563       468,347       398,659       384,843       350,136
                                   ---------     ---------     ---------     ---------     ---------
Gross profit ...................     243,987       214,277       182,804       172,579       154,265
Selling, general and
administrative expenses ........     172,579       149,102       126,200     $ 115,008        99,523
Store opening and closure costs        2,838         3,689         5,647           199           120
                                   ---------     ---------     ---------     ---------     ---------
Operating income(4) ............      68,570        61,486        50,957        57,372        54,622
Interest, net(5) ...............      45,954        43,989        40,010        36,377        31,771
Other non-operating expense ....        --            --            --            --           2,276
                                   ---------     ---------     ---------     ---------     ---------
Income before income tax and
extraordinary item .............      22,616        17,497        10,947        20,995        20,575
Income tax expense .............       8,594         6,767         4,317         7,569         8,340
                                   ---------     ---------     ---------     ---------     ---------
Income before extraordinary item      14,022        10,730         6,630        13,426        12,235
Extraordinary item .............     (16,081)         --            (308)      (16,208)         --
                                   ---------     ---------     ---------     ---------     ---------
Net income (loss) ..............   $  (2,059)    $  10,730     $   6,322     $  (2,782)    $  12,235
                                   =========     =========     =========     =========     =========
Earnings (loss) per common
share(6) .......................   $   (0.13)    $    0.84     $    0.51     $   (0.41)    $    0.82
                                   =========     =========     =========     =========     =========
Weighted average shares
outstanding(7) .................      15,927        12,726        12,393        12,342        12,093
                                   =========     =========     =========     =========     =========

MARGIN AND OTHER DATA: (8)
Gross profit margin ............        31.4%         31.4%         31.4%         31.0%         30.6%
Selling, general and
administrative expense rate ....        22.2%         21.8%         21.7%         20.6%         19.7%
Operating income margin (4) ....         8.8%          9.0%          8.8%         10.3%         10.8%
Adjusted operating income
margin (9) .....................         9.2%          9.4%          9.2%          8.4%          8.7%
Comparable store sales growth
(10) ...........................         3.3%          0.8%          4.1%          6.3%          1.8%

Adjusted operating income(9) ...   $  71,628     $  63,996     $  53,677     $  46,828     $  43,680
Depreciation and amortization ..      14,181        12,816         9,997         9,259         9,065
Capital expenditures ...........      26,096        28,638        19,706         8,503         7,631

BALANCE SHEET DATA (AT END OF
PERIOD):

Working capital ................     235,219       170,108       148,229       156,782       214,430
Total assets ...................     509,283       408,254       366,243       343,406       403,824
Long-term debt .................     298,453       380,039       349,775       347,468       296,587
Redeemable preferred stock .....        --            --            --            --          17,500
Stockholders' equity (deficit)
(11) ...........................      92,266       (72,314)      (81,193)      (87,727)       (9,605)

                 NOTES TO STAGE STORES, INC. SELECTED HISTORICAL
                   CONSOLIDATED FINANCIAL AND OPERATING DATA

(1) During October 1996, Stage Stores successfully completed an initial public offering of its common stock (the "Offering"). The net proceeds were used primarily to retire the 12 3/4% Senior Discount Debentures due 2000 (the "Senior Discount Debentures"). In addition, Stage Stores replaced its working capital facility during January 1997. As a result of these transactions, Stage Stores recorded an extraordinary charge of $16.1 million, net of applicable income taxes of $9.8 million.

(2) 1995 includes 53 weeks.

(3) During 1993, Stage Stores completed the refinancing of its existing debt and preferred stock (the "Refinancing"). As a result of the Refinancing, Stage Stores recorded an after-tax extraordinary charge of $16.2 million.

(4) Operating income and operating income margin decreased during 1994 compared to 1993 due primarily to the impact of the implementation of an accounts receivable securitization program (the "Accounts Receivable Program," see
    Note 3 to Stage Stores' Consolidated Financial Statements) combined with a $5.2 million provision associated with the closure of a majority of the stores operated under the Fashion Bar name (the "Store Closure Plan").

(5) Net interest expense includes $2.4 million and $5.2 million for 1993 and 1992, respectively, that represented the interest expense associated with Stage Stores' accounts receivable facility outstanding prior to the Accounts Receivable Program.

(6) Historical earnings (loss) per common share reflects the impact of a .94727 for 1 reverse stock split of the common stock consummated concurrently with the Offering. Loss per common share for 1996 and 1993 includes the impact of the extraordinary item associated with the Offering and Refinancing, respectively, which reduced earnings per common share by $1.01 and $1.31, respectively.

(7) Includes Class B Common Stock.

(8) Store and other data excludes Bealls stores closed under the Bealls 1988 store closure program, except as otherwise noted in Note 9 below and also excludes the Fashion Bar stores included in the Store Closure Plan. Comparable store sales growth for 1995 has been determined based on a comparable fifty-two week period. Sales are considered comparable after a store has been in operation fourteen months.

(9) Adjusted operating income represents operating income adjusted to eliminate store opening and closure costs and the impact on operating income of Stage Stores' proprietary credit card program (including the Accounts Receivable Program) as follows:

                                                                FISCAL YEAR
                                          ------------------------------------------------------
                                            1996        1995       1994       1993        1992
                                          --------    --------   --------   --------    --------
                                                               (in thousands)
Service charge income billed to
     cardholders ......................   $ 48,555    $ 41,321   $ 35,183   $ 32,547    $ 29,670
Return paid to certificateholders .....     11,428      11,529      8,200      3,219        --
Servicing and bad debt expense ........     37,626      28,551     22,504     21,374      18,608
Other .................................       (279)         62      1,552     (2,789)       --
                                          --------    --------   --------   --------    --------
Total impact of proprietary credit card
     program on operating income ......       (220)      1,179      2,927     10,743      11,062
Store opening and closure costs .......      2,838       3,689      5,647        199         120
Operating income ......................     68,570      61,486     50,957     57,372      54,622
                                          --------    --------   --------   --------    --------
Adjusted operating income .............   $ 71,628    $ 63,996   $ 53,677   $ 46,828    $ 43,680
                                          ========    ========   ========   ========    ========

    Although adjusted operating income and adjusted operating income margin do not represent operating income or any other measure of financial performance under generally accepted accounting principles, Stage Stores believes they are helpful in understanding the profitability of Stage Stores' retailing operations prior to the impact of its credit card program, the Accounts Receivable Program and store opening and closure costs.

(10) Comparable store sales growth including the stores which were part of the Store Closure Plan and the 1988 Bealls store closure plan was as follows:

                                               Fiscal Year
                             ----------------------------------------------
                              1996      1995      1994      1993      1992
                             ------    ------    ------    ------    ------
                                               (in thousands)
    Comparable store sales
    growth ...............      3.3%      0.5%      3.2%      5.4%      1.8%
                             ------    ------    ------    ------    ------

     Excluding the six Bealls stores located on the border of Mexico which were adversely affected by the peso devaluation in 1994, comparable store sales growth for 1995 would have increased to 3.0%

(11) Beginning in 1993, stockholders' deficit includes the impact of the extraordinary charge associated with the Refinancing ($16.2 million) and the dividend associated with a cash distribution (the "Distribution") to Stage Stores' stockholders ($74.8 million). Stockholders' equity at the end of 1996 reflects the impact of the Offering.

                            UNAUDITED HISTORICAL AND
                            PRO FORMA PER SHARE DATA

    The following table shows comparative per share information for Stage Stores and CR Anthony on both a historical and a pro forma basis for the periods presented. The unaudited pro forma per share information is presented to show the pro forma effects of the Merger. The Merger will be reported using the purchase method of accounting for business combinations. Pro forma income before extraordinary items and dividends per share are presented as if the Merger had occurred at the beginning of the periods shown below and book value per share is presented as if the Merger had occurred as of the dates shown below. See "UNAUDITED PRO FORMA COMBINED FINANCIAL DATA" for a more detailed analysis of the pro forma effects of the Merger. Such pro forma information assumes that approximately 9,035,645 Shares were outstanding at the time of the Merger, and that such Shares will be converted into shares of Stage Common Stock at a conversion rate of 0.393 shares of Stage Common Stock for each Share. The unaudited pro forma per share information is based on the respective historical consolidated financial statements of Stage Stores and CR Anthony and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements which are a part of the separate Annual Reports on Form 10-K for the fifty-two weeks ended February 1, 1997 filed by Stage Stores and CR Anthony and which are incorporated by reference in this Proxy Statement/Prospectus, and the Selected Historical Consolidated Financial and Operating Data shown elsewhere in this Proxy Statement/Prospectus.

                                                                     CR ANTHONY
                                          STAGE STORES  CR ANTHONY   EQUIVALENT  STAGE STORES
                                         HISTORICAL (a) HISTORICAL  PRO FORMA(b) PRO FORMA(b)
                                         -------------- ----------  ------------ ------------
COMPARATIVE PER SHARE DATA:
Income per common share from
continuing operations for the:
     52 weeks ended February 1, 1997 ...   $      .88   $      .53   $     0.43   $     1.10
Cash dividends per common share for the:
     52 weeks ended February 1, 1997 ...         --           --           --           --
Book value per common share as of:
     February 1, 1997 ..................         3.96         7.97         2.18         5.55

-------
(a) All Stage Stores historical per share calculations give effect to the .94727 for one reverse stock split which occurred on October 30, 1996 for stockholders of record on October 30, 1996.

(b) The unaudited pro forma comparative per share data is calculated based on
    (i) the average number of fully diluted outstanding shares of Stage Common Stock for the period assuming the Merger occurred effective at the beginning of the period for income before extraordinary items per common share and
    (ii) the number of outstanding shares of Stage Common Stock as of February 1, 1997 assuming the Merger occurred effective as of such dates for book value per common share. The unaudited pro forma comparative per share data is calculated assuming a Stage Average Closing Price of $20.75 (the closing price of Stage Common Stock on May 23, 1997) and the resulting exchange ratio of .393 to 1. Assuming a Stage Average Closing Price of $15.00 and the resulting exchange ratio of .133 to 1, pro forma income per common share from continuing operations and the book value per common share would be $1.11 and $3.82, respectively.

    CR Anthony equivalent pro forma share data represents the Stage Stores pro forma data multiplied by the exchange ratio of .393 to 1. Assuming a Stage Average Closing Price of $15.00 and the resulting exchange ratio of .133 to 1, the equivalent pro forma income per common share from continuing operations and the equivalent book value per common share would be $0.15 and $0.51, respectively. Additionally, each share of CR Anthony common stock would receive $6.00 in cash.

                     COMPARATIVE MARKET PRICES AND DIVIDENDS

    The Shares and shares of Stage Common Stock are listed and principally traded on the NASDAQ National Market. The tables below set forth, for the fiscal quarters indicated, the high and low closing sale prices of the Shares and shares of Stage Common Stock as reported on the NASDAQ National Market, in each case based on published financial sources. These prices do not include retail mark-up, mark-down or commission. No dividends were declared by CR Anthony or Stage Stores during the periods presented.


                                                                 CR ANTHONY
                                                                COMMON STOCK
                                                              ----------------
                                                                HIGH     LOW
1996 -- Fiscal Year Ended February 1, 1997
  Quarter ended November 2                                      4.50    3.53
  Quarter ended February 1                                      6.38    3.88
1997 -- Fiscal Year Ending January 31, 1998
  Quarter ended May 3                                           8.13    5.38
  Quarter ending August 2 (through May 23, 1997)                8.00    7.75


                                                                STAGE STORES
                                                                COMMON STOCK
                                                              ----------------
                                                                HIGH     LOW
1996 -- Fiscal Year Ended February 1, 1997
  Quarter ended November 2                                     19.25    18.25
  Quarter ended February 1                                     20.50    17.38
1997 -- Fiscal Year Ending January 31, 1998
  Quarter ended May 3                                          24.50    17.25
  Quarter ending August 2 (through May 23, 1997)               23.00    20.63

    Prior to the listing of the Shares on the NASDAQ National Market, a limited public trading market existed for the Shares. Throughout the first fiscal quarter ended May 4, 1996, trading in the Shares was limited and sporadic and did not, in the view of CR Anthony, constitute an established public trading market. During the second fiscal quarter ended August 3, 1996 and through August 6, 1996, market making and trading activity in the Shares increased. During such time period, the high and low sales price for the Shares ranged from $1.25 to $4.13, as posted on the Nasdaq Over the Counter Bulletin Board. These prices do not include retail mark-up, mark-down or commission.

    On February 18, 1997, the last full day of trading prior to the public announcement of the proposed Merger, the closing prices on the NASDAQ National Market of the Shares and of Stage Common Stock were $5.75 per share and $18.31 per share, respectively. On May 23, 1997, the most recent practicable date prior to the printing of this Proxy Statement/Prospectus, the closing price on the NASDAQ Composite Tape of Stage Common Stock and of the Shares were $20.75 per share and $7.88 per share, respectively.

    Stockholders are urged to obtain a current market quotation for their Shares and the Stage Common Stock.

    It is a condition to CR Anthony's and Stage Stores' respective obligations to consummate the Merger that the shares of Stage Common Stock to be issued pursuant to this Proxy Statement/Prospectus shall have been approved for listing on NASDAQ, subject to official notice of issuance.

                               THE SPECIAL MEETING

PURPOSE OF SPECIAL MEETING

    This Proxy Statement/Prospectus is being furnished in connection with the solicitation of proxies by the CR Anthony Board for use at the Special Meeting. The purpose of the Special Meeting is to consider and vote upon the approval and adoption of the Merger Agreement and to transact such other business as may properly come before the Meeting.

    THE CR ANTHONY BOARD (WITH ONE DIRECTOR ABSTAINING DUE TO HIS RELATIONSHIP WITH CR ANTHONY'S INVESTMENT BANKER) HAS UNANIMOUSLY (i) DETERMINED THAT THE MERGER AGREEMENT, THE TRANSACTIONS CONTEMPLATED THEREBY, AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS, (ii) APPROVED THE MERGER AGREEMENT AND THE MERGER AND (iii) RECOMMENDED THAT THE STOCKHOLDERS APPROVE AND ADOPT THE MERGER AGREEMENT AND THE MERGER.

    This Proxy Statement/Prospectus also constitutes a prospectus furnished by Stage Stores with respect to shares of Stage Common Stock to be issued to holders of Shares upon consummation of the Merger.

DATE, PLACE AND TIME

    The Special Meeting will be held at CR Anthony's offices at 701 North Broadway, Oklahoma City, Oklahoma 73102, on June 25, 1997, commencing at 10:30 a.m., local time.

RECORD DATE; QUORUM

    The CR Anthony Board has fixed the close of business on May 20, 1997 as the Record Date for the determination of Stockholders entitled to notice of, and to vote at, the Special Meeting. As of the Record Date, there were issued and outstanding 9,035,645 Shares entitled to vote at the Special Meeting. Each holder of Shares outstanding on the Record Date is entitled to one vote for each Share so held, exercisable in person or by properly executed and delivered proxy, at the Special Meeting. The presence of the holders of at least a majority of the Shares outstanding on the Record Date, whether present in person or by properly executed and delivered proxy, will constitute a quorum for purposes of the Special Meeting.

VOTES REQUIRED

    The affirmative vote of the holders of at least two-thirds (66 2/3%) of the holders of the outstanding Shares entitled to vote at the Special Meeting is required to approve and adopt the Merger Agreement.

    As of the Record Date, directors and executive officers of CR Anthony and their affiliates were beneficial owners of an aggregate of 69,014 Shares (representing less than 1% of the Shares then outstanding). The directors and executive officers of CR Anthony who own Shares have indicated that they intend to vote their Shares in favor of approval and adoption of the Merger Agreement.

    The Merger Agreement to be considered at the Special Meeting involves a matter of great importance to the Stockholders. Accordingly, Stockholders are urged to read and carefully consider the information presented in this Proxy Statement/Prospectus and are urged to complete, date, sign and promptly return the enclosed proxy card in the accompanying prepaid envelope.

    STOCK CERTIFICATES SHOULD NOT BE SENT WITH THE ENCLOSED PROXY CARD. IF THE MERGER IS CONSUMMATED, STOCKHOLDERS WILL BE FURNISHED INSTRUCTIONS FOR EXCHANGING THEIR SHARES FOR SHARES OF STAGE COMMON STOCK WHEN THE MERGER IS CONSUMMATED.

PROXIES; VOTING AND REVOCATION

    Each properly executed proxy received prior to the vote at the Special Meeting will be voted in the manner directed therein by the holder of Shares. A holder of Shares may vote by proxy if he or she is unable to attend the Special Meeting in person, or wishes to have his or her Shares voted by proxy even if he or she does attend the Special Meeting. IF A PROXY IS SUBMITTED BUT NO DIRECTIONS ARE GIVEN THEREIN, SHARES REPRESENTED BY THE PROXY WILL BE VOTED FOR THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT, THE MERGER AND ANY OTHER PROPOSALS RECOMMENDED BY THE BOARD.

    BECAUSE THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT BY STOCKHOLDERS REQUIRES THE AFFIRMATIVE VOTE OF TWO-THIRDS (66 2/3%) OF THE HOLDERS OF THE SHARES OUTSTANDING AS OF THE RECORD DATE, THE FAILURE TO SUBMIT A PROXY, ABSTENTIONS AND BROKER NON-VOTES WILL HAVE THE SAME EFFECT AS A VOTE AGAINST APPROVAL OF THE MERGER AGREEMENT.

    A proxy may be revoked by the person giving such proxy at any time before it is exercised by (i) providing written notice of such revocation to the Secretary of CR Anthony, (ii) submitting a proxy having a later date or (iii) appearing at the Special Meeting and voting in person.

DISSENTERS' RIGHTS

    In the event that any portion of the Merger Consideration is cash (other than cash in lieu of fractional shares), Shares that are outstanding immediately prior to the Effective Time and that are held by Stockholders who have not voted in favor of the Merger or consented thereto in writing and who have demanded properly in writing appraisal for such Shares in accordance with Section 1091 of the Oklahoma Act (collectively, the "Dissenting Shares") shall not be converted into or represent the right to receive the Merger Consideration. Such Stockholders shall be entitled to receive payment of the appraised value of such Shares held by them in accordance with the provisions of such Section 1091, except that all Dissenting Shares held by Stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such Dissenting Shares under such Section 1091 shall thereupon be deemed to be authorized and unissued shares of the Surviving Corporation pursuant to Section 1091(L) of the Oklahoma Act.

SOLICITATION OF PROXIES

    CR Anthony will pay the expenses of soliciting proxies from the holders of Shares. This solicitation is being made by mail, telephone, telegram and other means of communication. Officers and employees of CR Anthony may also take part in the solicitation, but will not receive additional compensation for doing so other than reimbursement of any out-of-pocket expenses incurred in connection therewith. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation materials to the beneficial owners of Shares held of record by such persons, and CR Anthony will reimburse such custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in connection therewith. Except as disclosed herein, neither CR Anthony nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to holders of Shares on its behalf concerning the Merger.

    STOCKHOLDERS OF CR ANTHONY SHOULD NOT SEND ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS.

 OTHER MATTERS

    The CR Anthony Board knows of no other matters that will be presented for action at the Special Meeting. If, however, any other matter properly comes before the Special Meeting, the persons named in the proxy or their substitutes will vote thereon in accordance with their discretion.

                                   THE MERGER

GENERAL

    The following information with respect to the Merger is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is included in this Proxy Statement/Prospectus as Annex A and incorporated herein by reference. The Merger Agreement sets forth the terms and conditions upon which the Merger is to be effected.

    If the Merger Agreement and the Merger are approved and adopted by the holders of two-thirds (66 2/3%) of the outstanding Shares entitled to vote at the Special Meeting, CR Anthony will be merged with and into Merger Sub or, depending upon certain conditions, Merger Sub will be merged with and into CR Anthony.

    The Merger Agreement provides for the merger of either CR Anthony with and into the Merger Sub or, depending upon certain conditions, the Merger Sub with and into CR Anthony. The Merger will become effective upon the filing of the Certificate of Merger with the Secretary of State of the state of the Surviving Corporation or at such time thereafter as is agreed upon by the parties and specified in the Certificate of Merger, in accordance with applicable law. At the Effective Time, if a forward merger is effected, the separate existence of CR Anthony shall cease and the Merger Sub shall continue as the surviving corporation or, if a reverse merger is effected, the separate existence of Merger Sub shall cease and CR Anthony shall continue as the surviving corporation.

MERGER CONSIDERATION

    In the Merger, Stage Stores will acquire each outstanding Share (excluding Shares owned by Dissenting Stockholders) for a minimum value (the "Base Price") of $8.00 per share plus $0.01 for every $0.05 by which the Stage Average Closing Price exceeds $20.00 per share. The Stage Average Closing Price means the average closing price expressed in dollars per share of Stage Common Stock quoted on the NASDAQ National Market System for the ten trading days selected by lot by CR Anthony and Stage Stores out of the twenty most recent consecutive trading days prior to and including the fifth day preceding the closing of the Merger. The exact combination of Stage Common Stock and/or cash (the "Merger Consideration") to be paid by Stage Stores for each share of CR Anthony's common stock will be determined using a formula based upon the Base Price and the Stage Average Closing Price. The Merger Consideration will consist of 100% Stage Common Stock (except for cash received in lieu of fractional shares of Stage Common Stock) if the Stage Average Closing Price is $20.00 or higher, and the stock percentage will decline in linear fashion to 25% of the Merger Consideration if the Stage Average Closing Price is $15.00.

    If the Stage Average Closing Price is less than $15.00, Stage Stores has the option to terminate the Merger Agreement and pay CR Anthony a fee of $3,500,000 plus CR Anthony's expenses, or to close the Merger, in which case the Merger Consideration per share of CR Anthony's common stock will consist of (i) .1333 shares of Stage Common Stock, and (ii) an amount in cash equal to $8.00 minus the product of .1333 and the Stage Average Closing Price. In any case, the Stage Common Stock to be received by CR Anthony's Stockholders will be registered and freely tradable, unless the recipient is an affiliate of CR Anthony.

    The value of Stage Common Stock used to determine the number of shares of Stage Common Stock the holder of each Share will receive will be the average closing price of Stage Common Stock for 10 days selected at random out of the Pricing Window. For example, if the closing is July 2, 1997, the closing prices for Stage Common Stock during the Pricing Window (ending on June 25, 1997) will be collected, 10 will be selected at random and the average will be computed. Based on the above formula, Stockholders will receive as the Merger Consideration cash and/or Stage Common Stock with a value of at least $8.00. However, at the time of the Special Meeting, Stockholders may not know with absolute certainty the type or value of the consideration which they will receive in the Merger.

     The table below illustrates, depending upon the Stage Average Closing Price, the type and value of the Merger Consideration the holder of each Share will receive, including the total price for each Share and the ratio of Stage Common Stock to cash to be received as the Merger Consideration for each Share.

                             CR ANTHONY/STAGE STORES
                           MERGER CONSIDERATION TABLE
                         (PER SHARE OF CR ANTHONY STOCK)

                               Amount of Base     Shares of      Amount of
 Stage Average   Base Price         Price        Stage Stock    Base Price to
     Closing       (Merger      to be Paid In       to be            be
   Price (1)      Value)(2)         Stock       Delivered(3)   Paid in Cash(3)
   ---------      ---------         -----       ------------   ---------------
 Less than $15       (4)             (4)             (4)            (4)
     $15.00         $8.00           $2.00           .133           $6.00
     $16.00         $8.00           $3.20           .200           $4.80
     $17.00         $8.00           $4.40           .258           $3.60
     $18.00         $8.00           $5.60           .311           $2.40
     $19.00         $8.00           $6.80           .357           $1.20
     $20.00         $8.00           $8.00           .400           - 0 -
     $21.00         $8.20           $8.20           .390           - 0 -
     $22.00         $8.40           $8.40           .381           - 0 -
     $23.00         $8.60           $8.60           .374           - 0 -
     $24.00         $8.80           $8.80           .366           - 0 -
     $25.00         $9.00           $9.00           .360           - 0 -
  Greater than
     $25.00          (2)             (2)             (3)           - 0 -

--------------------

(1) The value of Stage Common Stock (the "Stage Average Closing Price") used to determine the exact combination of Stage Common Stock and/or cash (the "Merger Consideration") the holder of each share of the Company's common stock will receive will be the average closing price of Stage Common Stock for 10 days selected at random out of the 20 trading days (the "Pricing Window") prior to and including the fifth trading day before the closing of the Merger. For example, if the closing is July 2, 1997, the closing prices for Stage Common Stock during the Pricing Window (ending on June 25, 1997) will be collected, 10 will be selected at random and the average will be computed.

    If the Stage Average Closing Price is equal to or greater than $20.00, Stockholders will receive only Stage Common Stock (except for cash received in lieu of fractional shares of Stage Common Stock) and, to the extent only Stage Common Stock is received, the Merger Consideration will not be taxable to Stockholders. If the Stage Average Closing Price is equal to or greater than $17.00 and less than $20.00, all or a portion of the Merger Consideration will be taxable to Stockholders. If the Stage Average Closing Price is less than $17.00, the Merger Consideration will be fully taxable to Stockholders. Each Stockholder will recognize gain or loss equal to the difference between (i) the cash plus the fair market value of the Stage Common Stock received and (ii) the Stockholder's adjusted tax basis in the Shares exchanged. See "THE MERGER AGREEMENT -- Certain Federal Income Tax Consequences."

(2) "Base Price" per CR Anthony share means $8.00 plus $0.01 for every $0.05 by which the Stage Average Closing Price exceeds $20.00.

(3) That number of shares of Stage Common Stock which, if valued at the Stage Average Closing Price, have a value equal to X multiplied by the Base Price; and an amount of cash equal to the Base Price multiplied by the remainder of one minus X, where:

                        X = 1- ((20-Y) x .15) and
                        Y = the lesser of 20 or the Stage Average Closing Price

(4) If the Stage Average Closing Price is less than $15.00 and Stage Stores elects to waive the condition set forth in Section 6(a)(xv) of the Merger Agreement and permit the closing of the Merger, the Merger Consideration per each share of CR Anthony stock shall consist of (a) .1333 shares of Stage Common Stock, and (b) an amount in cash equal to $8.00 minus the product of .1333 and the Stage Average Closing Price.

    If any fractional interest of a share of Stage Common Stock would, except for this sentence, be deliverable as consideration for the Merger, Stage Stores, in lieu of delivering such fractional shares, may pay an amount in cash equal to the value of such fractional interest.

    Based on the closing price of Stage Common Stock of $20.75 on May 23, 1997, the most recent practicable date prior to the printing of this Proxy Statement/Prospectus, each Share would be converted into the right to receive
0.393 shares of Stage Common Stock. However, the market value and type of consideration Stockholders will receive at the Effective Time will depend upon the Stage Average Closing Price, which will not be determined earlier than June 25, 1997, the date of the Special Meeting. It is currently anticipated that the Effective Time will be shortly after the date of the Special Meeting. Since Stage Stores' initial public offering on October 24, 1996, the market price of Stage Common Stock has not closed below $17.25 per share. See "SUMMARY - Comparative Market Prices and Dividends." However, there can be no assurance that the future market prices of Stage Common Stock (including the Pricing Window) will reflect historical trading levels. Stockholders are urged to consult with their brokers, dealers or financial advisors prior to or around the time of the Special Meeting to obtain current market price information for Stage Common Stock. See "THE MERGER AGREEMENT - Basic Transaction."

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
BACKGROUND OF THE MERGER

    In August 1992, the U. S. Bankruptcy Court approved a Plan of Reorganization which provided that substantially all the CR Anthony's pre-petition liabilities to unsecured creditors were forgiven in exchange for receiving all of the newly issued shares of common stock of the reorganized CR Anthony. Pursuant to the Plan of Reorganization, shares of CR Anthony stock were exempt from registration for non-affiliated shareholders. From late 1992 until mid-1996, transactions in CR Anthony stock were reported in the OTC Bulletin Board; however, trading activity was limited and did not represent an adequate source of liquidity for shareholders desiring to sell CR Anthony stock.

    For some time the CR Anthony Board had explored various alternatives for improving the value and liquidity associated with ownership of CR Anthony stock. In April 1995, the CR Anthony Board directed Mr. Jack Wiesner, CR Anthony's Chairman and Chief Executive Officer, to select an investment banker to advise the CR Anthony Board regarding the various alternatives which could be considered to enhance shareholder value and liquidity. Proposals from several investment banking firms were considered and on May 22, 1995, CR Anthony engaged the firm of Houlihan, Lokey, Howard and Zukin ("Houlihan Lokey"). From June, 1995 to December, 1995, the CR Anthony Board and CR Anthony's management worked with Houlihan Lokey in evaluating several alternatives. Actions which were considered included: (i) soliciting a transaction involving the sale of a substantial portion or all of CR Anthony stock, (ii) a recapitalization utilizing a stock repurchase program or the possible use of an employee stock ownership plan ("ESOP"), (iii) a registration of CR Anthony's currently issued shares followed by listing of those shares on a national exchange, and (iv) an initial public offering of newly issued shares of stock. During the course of the 1995 engagement, Houlihan Lokey solicited offers from selected third parties regarding the possible sale of CR Anthony; however, no attractive offers were produced as a result of these efforts. The CR Anthony Board decided not to pursue any of the options available involving the sale or repurchase of CR Anthony stock; accordingly, the Houlihan Lokey 1995 engagement was terminated on December 12, 1995. In order to achieve liquidity of CR Anthony stock, the CR Anthony Board believed that the best course of action was for CR Anthony to proceed with the registration of all issued shares of stock. The registration statement was filed with the Commission on October 18, 1995 and became effective on December 21, 1995.

    On March 26, 1996 during a regular meeting of the CR Anthony Board, the CR Anthony Board discussed that trading activity continued to be nominal and the price was accordingly depressed. During Spring 1996, CR Anthony's management and the CR Anthony Board again considered the advisability of a stock repurchase program to improve shareholder value and liquidity and to invest in CR Anthony stock for possible future use under an employee benefit plan. In evaluating the causes for the thin trading and low valuation, the CR Anthony Board considered that CR Anthony stock had a relatively small "public float" due to the concentration of ownership in the hands of relatively few shareholders and that a repurchase program would further decrease the "public float." Accordingly, the CR Anthony Board concluded it would be better to list CR Anthony stock on a national exchange and develop appropriate investor relation programs to acquaint investment analysts with CR Anthony's business strategy. In April 1996, CR Anthony's management evaluated the alternative national market exchanges. Following management's recommendation, on June 10, 1996, the CR Anthony Board approved an application to list CR Anthony stock on NASDAQ with a preference, if qualified, for listing on the National Market System. On August 7, 1996, CR Anthony stock was listed on NASDAQ under the symbol "CRAU."

    Over the past several years, the Board of Directors of Stage Stores (the "Stage Stores Board") has implemented its plan of forming a team of highly qualified managers to execute Stage Stores' growth strategy. A key component of Stage Stores' growth strategy has been to pursue and consummate strategic acquisitions. The Stage Stores Board believes that Stage Stores can benefit from strategic acquisitions by (i) applying its buying and merchandising capabilities, sales promotion techniques and customer service methods, (ii) introducing its proven management systems, and (iii) consolidating overhead functions. Beginning in November 1995, the Stage Stores Board began discussing CR Anthony as a potential acquisition candidate. In May 1996, the Stage Stores Board directed Mr. Joshua Bekenstein, a member of the Stage Stores Board, to contact Mr. Wiesner regarding a possible combination of the companies.

    In early June, 1996, Mr. Bekenstein contacted Mr. Wiesner by telephone regarding the interest of Stage Stores in exploring a transaction involving Stage Stores and CR Anthony. Mr. Bekenstein invited Mr. Wiesner to visit with him in New York. While in New York attending to other business matters during the week of June 17, 1996, Mr. Wiesner and Mr. Michael Tanner (CR Anthony's President and Chief Operating Officer) met with Mr. Bekenstein in the offices of Kirkland & Ellis, counsel for Stage Stores. The conversation at this meeting was devoted to a general discussion of the possible benefits of a combination of Stage Stores and CR Anthony.

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
    From time to time in late July, August and early September, 1996, Mr. Wiesner and Mr. Bekenstein exchanged correspondence regarding the process that might be followed to explore the possible benefits of a combination and the consideration that might be offered to CR Anthony shareholders. Both the CR Anthony Board and the Stage Stores Board were kept informed and discussed the possible circumstances under which they would be willing to explore such a transaction.

    During the week of September 17, 1996, Mr. Wiesner contacted other members of the CR Anthony Board and recommended, and the other members of the CR Anthony Board concurred, that Houlihan Lokey should be engaged again to represent CR Anthony in evaluating its strategic alternatives in light of the improvement in CR Anthony's stock price since being listed on NASDAQ, including its negotiations with Stage Stores. The CR Anthony Board determined that the terms of this engagement should be consistent with the 1995 engagement except that Houlihan Lokey would be compensated on a contingency (only if the transaction closed) basis, rather than on a monthly retainer basis. The CR Anthony Board further determined that the engagement of Houlihan Lokey was appropriate in view of the familiarity that Houlihan Lokey had with CR Anthony and the fact that such familiarity would permit Houlihan Lokey to proceed in a timely and cost-effective manner. On September 27, 1996, a Letter Agreement was signed between CR Anthony and Houlihan Lokey.

    During September 1996, various drafts of a proposed Confidentiality and Standstill Agreement were exchanged between CR Anthony and Stage Stores. CR Anthony and Stage Stores signed the Confidentiality and Standstill Agreement effective as of September 25, 1996, by which each of them agreed to provide the other with certain confidential and proprietary information from time to time as requested.

    On November 7, 1996, Messrs. Wiesner, Tanner, and Michael McCreery, CR Anthony's Vice Chairman & Chief Administrative Officer, and Michael Jacobs, Managing Director, and Brett Wyard, Associate, of Houlihan Lokey, met with Messrs. James Marcum, Stage Stores' Executive Vice President and Chief Financial Officer, and Mark Hess, Stage Stores' Vice President-Strategic Planning, and Mr. Spencer Hart, Vice President of Credit Suisse First Boston Corporation ("CSFB"), Stage Store's financial advisor, in Houston to discuss the mechanics of a potential offer and, among other things, the timetable for conducting due diligence. During the week of November 17, 1996, representatives of Stage Stores and CSFB conducted a due diligence review of CR Anthony in Oklahoma City. During the week of December 2, 1996, representatives of CR Anthony and Houlihan Lokey conducted a due diligence review of Stage Stores in Houston.

    On December 12, 1996, the Stage Stores Board authorized Mr. Carl Tooker, Stage Stores' President and Chief Executive Officer to extend a written merger proposal to CR Anthony which proposed that the consummation of its proposed merger would result in the holders of CR Anthony stock receiving, in exchange for each share of CR Anthony stock, .25 shares of Stage Stores' stock. On December 13, 1996 and in response to Mr. Tooker's letter, the CR Anthony Board held a telephonic meeting and determined that although it remained interested in a combination of CR Anthony and Stage Stores, the Stage Stores offer was not satisfactory. On December 18, 1996, the CR Anthony Board held a telephonic board meeting during which Houlihan Lokey provided an overview of the discussions with Stage Stores, a financial analysis of the recent Stage Stores proposal, a valuation analysis of CR Anthony, and a proforma merger and valuation analysis of a combined CR Anthony\Stage Stores entity. Throughout the month of December, 1996, Michael Jacobs of Houlihan Lokey contacted other possible merger candidates and discussed their possible interest in a merger with CR Anthony. CR Anthony was advised by Houlihan Lokey that there was some level of interest given by three parties, but that, in its judgement, no other party was likely to pay as high a price as that which could potentially be negotiated with Stage Stores.

    On January 15, 1997, Messrs. Wiesner, McCreery and Tanner of CR Anthony, Martin Stringer, of McKinney, Stringer & Webster, legal counsel for CR Anthony, and Mr. Wyard of Houlihan Lokey, met in Oklahoma City with Messrs. Tooker, Marcum and Hess of Stage Stores. The representatives of Stage Stores shared their rationale for the valuation reflected in Stage Stores' letter to CR Anthony dated December 12, 1996. On January 27, 1997, Messrs. Jacobs and Eric Siegert, Director of Houlihan Lokey, and Mr. Stringer met with Messrs. Tooker and Marcum at Stage Stores' offices in Houston to discuss valuation and structural issues. Over the ensuing days, Mr. Jacobs had ongoing discussions with Mr. Tooker and Mr. Marcum relating to the terms of a potential revised offer. On January 30, 1997, the Stage Stores Board authorized Mr. Tooker to submit a revised proposal to CR Anthony. Stage Stores proposed on that date that the holders of CR Anthony stock would receive, in exchange for each share of CR Anthony stock, .20 shares of Stage Stores stock and $4.00 in cash.

    On February 4, 1997, the CR Anthony Board met in Kansas City to discuss the merits of Stage Stores' January 30, 1997 proposal. The CR Anthony Board received the following: (i) updated valuation reports from Houlihan Lokey, which reflected lower than originally expected fourth quarter operating results, (ii) a briefing by Houlihan Lokey concerning other contacts made by Houlihan Lokey to solicit other bids, (iii) a presentation by management concerning prospects for profit improvement and the impact on stockholder value if no merger occurred, and (iv) a presentation by Messrs. Tooker and Marcum regarding Stage Stores' history, business strategies and prospects for growth. The CR Anthony Board directed CR Anthony's management and its advisors to proceed with negotiations to finalize a proposal with Stage Stores that the CR Anthony Board could vote upon to either recommend or not recommend to the CR Anthony stockholders. The CR Anthony Board further instructed CR Anthony's management to begin a search process for an advisor to provide a fairness opinion in the event a transaction was negotiated.

    In the days following the February 4, 1997 meeting of the CR Anthony Board, Mr. Jacobs of Houlihan Lokey had ongoing discussions with Mr. Tooker, Mr. Marcum and representatives of CSFB. On February 10, 1997, with the approval of Stage Stores Board, Mr. Tooker delivered a revised offer that proposed the consummation of a merger which would result in the holders of CR Anthony stock receiving, in exchange for each share of CR Anthony stock, $8.00 in aggregate value in cash and shares of Stage Stores stock. The value of Stage Stores stock would be determined on the basis of its average market price during an agreed upon period prior to the effective date of the merger. The aggregate value per share received by the holders of CR Anthony stock would be increased by $0.01 per share for each $0.04 increment by which the average market price of Stage Stores stock during the agreed upon period exceeded $22.00. Over the next two days representatives of both companies continued negotiations, and, on February 11, 1997, Mr. Tooker delivered a revised offer which modified the proposal such that the CR Anthony shareholders would receive consideration over the $8.00 per share minimum offer on the basis of $0.01 for every $0.05 increment that Stage Stores' stock exceeded $20.00 per share during the agreed upon period. At that point, CR Anthony and Stage Stores agreed to attempt to negotiate a merger agreement with terms and conditions acceptable to both parties.

    On February 19, 1997, CR Anthony and Stage Stores issued a joint press release announcing that merger discussions were taking place. Shortly thereafter, the first draft of a merger agreement was delivered by counsel for Stage Stores to CR Anthony and its advisors. During the week of February 17, 1997, CR Anthony's management solicited proposals from Principal Financial Securities, Inc., Morgan Keegan & Company, Inc., Stephens Inc., and Rauscher Pierce Refsnes, Inc. to evaluate the fairness of the transaction from a financial point of view on behalf of CR Anthony. On February 21, 1997, the CR Anthony Board took action to engage Stephens Inc., which commenced its work immediately.

    On February 24, 1997, Messrs. McCreery, Stringer, Jacobs, Siegert and Wyard met with Mr. Tooker, Mr. Marcum, representatives of CSFB and representatives of Kirkland & Ellis in Stage Stores' offices in Houston. Various drafts of the merger agreement were exchanged over the course of the next several days and CR Anthony, Stage Stores and their respective advisors updated their due diligence reviews. On February 24, 1997, drafts of the merger agreement and other relevant materials were circulated to the CR Anthony Board and the Stage Stores Board for special meetings to be held on March 4, 1997.

    At the March 4, 1997 meeting of the CR Anthony Board, Stephens Inc. delivered its written opinion that, as of such date, based upon the procedures followed, factors considered and assumptions made by Stephens Inc. as set forth in such opinion, the consideration to be received by the disinterested Stockholders in the Merger is fair to them from a financial point of view. The CR Anthony Board (with Jeffrey Werbalowsky abstaining because of his relationship with Houlihan Lokey) voted unanimously to approve the Merger Agreement and the Merger and to recommend that all shareholders approve and adopt the Merger Agreement and the Merger. On March 4 and March 5, 1997, the Stage Stores Board met and on March 5, 1997, voted unanimously to approve the Merger Agreement. On March 5, 1997, CR Anthony and Stage Stores entered into the Merger Agreement and the Termination Option Agreement and a press release announcing the signing of the Merger Agreement was issued. On May 20, 1997, CR Anthony and Stage Stores entered into a First Amendment to the Agreement and Plan of Merger in order to clarify certain provisions thereof.

STAGE STORES' REASONS FOR THE MERGER

    Stage Stores believes that the consummation of the Merger will provide an opportunity for Stage Stores to expand as a retailer of moderately priced, branded, fashion apparel into underserved, small markets throughout the central United States. The Merger is consistent with Stage Stores' growth strategy which is to expand through both organic store development and strategic acquisitions. Stage Stores believes that CR Anthony is an excellent fit because (i) CR Anthony stores are located in states which are the same as or are contiguous to states in which Stage Stores currently operates, (ii) there are a relatively small number of markets in which the two companies overlap, (iii) a majority of the CR Anthony stores are in markets which fit Stage Stores' demographic profile and (iv) a majority of the CR Anthony stores are comparable in size to Stage Stores' stores in similar markets. The addition of the CR Anthony stores will not only expand the geographic reach of Stage Stores, but it is expected that there will be meaningful synergies between CR Anthony and Stage Stores in the form of both cost savings and revenue enhancements. Stage Stores believes that cost savings alone from the Merger should be at least $10 million per year once the operations are fully integrated and will result from, among other things, the reduction of administrative, distribution, information systems, advertising, credit and other support functions and enhanced purchasing efficiencies.

CERTAIN FORWARD-LOOKING INFORMATION

    This Proxy Statement/Prospectus contains certain forward-looking information including information provided in "THE MERGER-Stage Stores' Reasons for the Merger" and "UNAUDITED PRO FORMA COMBINED FINANCIAL DATA OF STAGE STORES." The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking information to encourage companies to provide prospective information about their companies without fear of litigation so long as such information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information. Stage Stores and CR Anthony identify the following important factors which could cause Stage Stores' and CR Anthony's actual results to differ materially from any such results which might be projected, forecast, estimated or budgeted by Stage Stores or CR Anthony in forward-looking information. All of such factors are difficult to predict and many are beyond the control of Stage Stores and CR Anthony. Accordingly, while Stage Stores and CR Anthony believe that the assumptions underlying the forward-looking information are reasonable for purposes of the development of estimates of cost savings as reflected in the Unaudited Pro Forma Combined Financial Data of Stage Stores, as well as, certain improvements in sales volume and gross margins related to the acquisition of CR Anthony as a result of implementing Stage Stores' merchandising, distribution, credit card and other operational programs which Stage Stores believes can be reorganized as a result of the Merger, there can be no assurances that such assumptions will approximate actual experience or that all such cost savings and improvements in sales volume and gross margins, will be realized, and in such event, actual results could differ materially from the predictions herein. These important factors include: (i) future economic conditions in the regional and national markets in which Stage Stores and CR Anthony compete, including, among other things, changes in inflation rates, (ii) government regulation of the retail apparel industry, (iii) the ability to carry out marketing and sales plans and (iv) the risk factors included in Stage Stores' SEC filings, including the Annual Report on Form 10-K for the fiscal year ended February 1, 1997.

RECOMMENDATION OF THE CR ANTHONY BOARD; CR ANTHONY'S REASONS FOR THE MERGER

    The CR Anthony Board (with one director abstaining due to his relationship with CR Anthony's investment banker) has unanimously determined that the Merger Agreement and the transactions contemplated thereby are fair to, and in the best interests of, the Stockholders, has approved the Merger Agreement and the Merger, and recommends that the Stockholders approve and adopt the Merger Agreement and the Merger.

    In approving the Merger Agreement and the Merger and recommending that Stockholders approve and adopt the Merger Agreement and the Merger, the Board considered a number of factors, including, but not limited to, the following:

    (i) the terms and conditions of the Merger Agreement;

    (ii) the presentations by management of CR Anthony (at CR Anthony Board meetings on February 4, 1997 and at various other board meetings) regarding the financial condition, results of operations, business and prospects of CR Anthony, including the prospects of CR Anthony if CR Anthony were to remain independent;

    (iii) the trading price of the Shares over the last three years, and that the $8.00 per Share value of the consideration to be paid in the Merger (based on the closing price for the Stage Common Stock on the NASDAQ on February 18, 1997) represents a premium of approximately 39% over the $5.75 closing trade price for the Shares on NASDAQ on February 18, 1997;

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
    (iv) the views expressed by CR Anthony's investment banker, that there appeared to be a limited number of parties with which CR Anthony would be a good strategic fit, and that it was unlikely that any other party would propose a transaction that was more favorable to CR Anthony and its Stockholders;

    (v) the presentation by Stephens Inc. at the March 4, 1997 CR Anthony Board meeting and the written opinion of Stephens Inc. on March 4, 1997, to the effect that, as of such date, and based upon the assumptions made, matters considered and limits of review as set forth in such opinion, the consideration to be received by the disinterested Stockholders pursuant to the Merger Agreement is fair to the Stockholders from a financial point of view;

    (vi) the recommendation of management that the Merger Agreement and the Merger be approved;

    (vii) the Merger Agreement permits the CR Anthony Board, in the exercise of its fiduciary duties, to engage in negotiations with or to furnish information to third parties in response to unsolicited, written alternative acquisition proposals after the date of the Merger Agreement;

    (viii) the Merger Agreement permits the CR Anthony Board, in the exercise of its fiduciary duties, to terminate the Merger Agreement in favor of a superior alternative acquisition proposal, although such termination will trigger the payment by CR Anthony of a fee of $3,500,000 to Stage Stores and the exercisability of the Stock Option by Stage Stores; and

    (ix) the merger of CR Anthony with Stage Stores offers the opportunity for substantial synergy and the transaction structure allows the Stockholders to participate in the ownership of the combined entity.

    The CR Anthony Board did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the CR Anthony Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

    It is expected that, if the Merger is not consummated, CR Anthony's current management, under the general direction of the CR Anthony Board, will continue to manage CR Anthony as an ongoing business in accordance with CR Anthony's current long-term strategic plan.

    A copy of the written opinion of Stephens Inc., dated March 4, 1997, which sets forth the procedures followed, factors considered and assumptions made by Stephens Inc., is attached hereto as Annex C. STOCKHOLDERS ARE URGED TO READ CAREFULLY THE COMPLETE TEXT OF THE STEPHENS INC. OPINION.

OPINION OF SPECIAL ADVISOR TO THE CR ANTHONY BOARD

    Stephens Inc. was engaged to render to the CR Anthony Board an opinion as to the fairness, from a financial point of view, to the disinterested Stockholders of the consideration to be received by such Stockholders in the Merger. Stephens Inc., as part of its investment banking business, is regularly engaged in the valuation of companies and their securities in connection with business reorganizations, private placements, negotiated underwritings, mergers and acquisitions, and valuations for estate, corporate, and other purposes. In the ordinary course of business, Stephens Inc. and its affiliates at any time may hold long or short positions, and may trade or otherwise effect transactions, as principal or for the accounts of customers, in debt or equity securities or options on securities of CR Anthony and of Stage Stores.

    At the March 4, 1997 meeting of the CR Anthony Board, Stephens Inc. delivered its written opinion that, as of such date, based upon the procedures followed, factors considered and assumptions made by Stephens Inc. as set forth in such opinion, the consideration to be received by the disinterested Stockholders in the Merger is fair to them from a financial point of view. A COPY OF THE OPINION OF STEPHENS INC. DATED MARCH 4, 1997 IS ATTACHED HERETO AS ANNEX C. STOCKHOLDERS ARE URGED TO READ CAREFULLY THE COMPLETE TEXT OF THE STEPHENS INC. OPINION.

    In connection with rendering its opinion Stephens Inc.: (i) reviewed a draft of the Agreement and Plan of Merger between Stage Stores and CR Anthony dated February 27, 1997; (ii) analyzed certain publicly available financial statements and reports regarding CR Anthony and Stage Stores; (iii) reviewed certain publicly available reports on CR Anthony and Stage Stores prepared by securities analysts; (iv) analyzed certain internal financial statements and other financial and operating data (including financial projections) concerning CR Anthony prepared by management of CR Anthony; (v) discussed with management of CR Anthony the operations of and future business prospects for CR Anthony and the anticipated financial consequences of the Merger to CR Anthony; (vi) discussed with management of Stage Stores the operations of and future business prospects for Stage Stores and the anticipated financial consequences of the Merger to Stage Stores; (vii) reviewed the reported prices and trading activity for the common stock of CR Anthony and Stage Stores; (viii) compared the financial performance of CR Anthony and of Stage Stores and the prices and trading activity of the common stock of CR Anthony and of Stage Stores with that of certain other comparable publicly traded companies and their securities; (ix) reviewed the financial terms, to the extent publicly available, of certain comparable transactions; and (x) performed such other analyses and provided such other services as it deemed appropriate. The Board of Directors of CR Anthony did not impose any limitations upon the scope of Stephens Inc.'s investigation with respect to Stephens Inc. rendering its opinion. Although Stephens Inc. evaluated the financial terms of the Merger in rendering its opinion, Stephens Inc. was not asked to, and did not, recommend the specific merger consideration.

    In rendering its opinion, Stephens Inc. relied on the accuracy and completeness of the information and financial data provided to it by CR Anthony and Stage Stores, and its opinion is based upon such information. Stephens Inc. inquired into the reliability of such information and financial data only to the limited extent necessary to provide a reasonable basis for its opinion, recognizing that it is rendering only an informed opinion and not an appraisal or certification of value. With respect to the financial projections prepared by management of CR Anthony, Stephens Inc. assumed that they were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the future financial performance of CR Anthony. Stephens Inc.'s opinion should not be deemed to constitute a recommendation by such firm to any Stockholder on how to vote with respect to the Merger.

    The following is a summary of the analyses on which Stephens Inc. based its opinion. The results of the valuation methods described in this summary were discussed with the CR Anthony Board on March 4, 1997.

    HISTORICAL STOCK PRICE PERFORMANCE OF CR ANTHONY AND PURCHASE PRICE PREMIUM ANALYSIS. The minimum equity value represented by the consideration to be paid by Stage Stores to Stockholders is $8.00 per share. Stephens Inc. compared the minimum equity value per share of the consideration to be paid by Stage Stores to Stockholders to CR Anthony's closing Share price on February 18, 1997 (the last trading day prior to the announcement of the Merger) of $5.75, its 30-day average closing price (prior to the announcement of the Merger) of $5.38, and its high and low closing Share prices (since August 7, 1996, the date CR Anthony's Shares were listed on NASDAQ and prior to the announcement of the Merger) of $6.38 and $3.63, respectively, and noted purchase price premiums of 39.1%, 48.8%, 25.5%, and 120.7%, respectively.

    DISCOUNTED CASH FLOW ANALYSIS OF CR ANTHONY. Stephens Inc. calculated the present value of the future streams of after-tax cash flows that CR Anthony could be expected to produce over a five-year period. The analysis utilized financial and operating information relating to the business, operations and prospects of CR Anthony provided by CR Anthony's management and relied on certain assumptions with respect to CR Anthony's future business and operations. After-tax cash flows were calculated as the unlevered after-tax earnings plus depreciation and amortization less net changes in non-cash working capital and capital expenditures. Stephens Inc. calculated terminal values for CR Anthony in the fiscal year 2002 by applying to projected earnings before interest, taxes, depreciation and amortization ("EBITDA") a range of multiples of 4.75x to 5.75x. Stephens Inc.'s determination of the appropriate range of multiples was based on an assessment of current trading multiples of the Family Apparel Retail Comparable Companies, acquisition multiples of the Comparable Transactions and on Stephens Inc.'s general experience in valuations of companies. The cash flow streams and terminal values were then discounted to present values using a range of discount rates of 11.0% - 13.0%, which were chosen based on several assumptions regarding factors such as the inflation rate, interest rates, the inherent business risk in CR Anthony's business, and the weighted average cost of capital of CR Anthony. The analysis yielded a range of reference values for the CR Anthony equity between $70.0 million and $80.0 million. Since the consideration to be paid is within the range of reference values so derived, Stephens Inc. believes that the discounted cash flow analysis supports the fairness of the consideration to be paid.

    ANALYSIS OF SELECTED PUBLICLY TRADED COMPANIES COMPARABLE TO CR ANTHONY. Using publicly available information, Stephens Inc. compared selected financial data of CR Anthony with similar data of selected companies engaged in businesses considered by Stephens Inc. to be reasonably comparable to those of CR Anthony.

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
Specifically, Stephens Inc. included in its review: The Bon-Ton Stores, Inc., Carson Pirie Scott & Co., Goody's Family Clothing, Inc., Gottschalks Inc., Jacobson Stores Inc., Proffitt's, Inc. and Stein Mart, Inc. (the "Family Apparel Retail Comparable Companies").

    Stephens Inc. compared market price as a multiple of the estimated fiscal year 1997 and fiscal year 1998 earnings per share ("EPS"), based on estimates obtained from Institutional Brokers Estimate System ("IBES") and market value as a multiple of latest twelve months ("LTM") book value. Stephens Inc. also compared the market capitalization as a multiple of (i) LTM sales, (ii) LTM EBITDA and (iii) LTM earnings before interest and taxes ("EBIT"). For purposes of the foregoing calculations, "market value" is equal to the closing price per share on February 28, 1997 multiplied by the number of shares outstanding and "market capitalization" is equal to the market value plus net debt. Stephens Inc. determined that these multiples were as follows: (i) "market price of CR Anthony" (defined as the minimum per share consideration to be received by the Stockholders) to fiscal year 1997 EPS for CR Anthony was 15.1x, compared to the market price to estimated fiscal year 1997 EPS for the Family Apparel Retail Comparable Companies which ranged from 11.8x to 25.5x with a median of 16.6x and a mean of 17.0x; (ii) market price of CR Anthony to estimated fiscal year 1998 EPS for CR Anthony was 12.1x, compared to the market price to estimated fiscal year 1998 EPS for the Family Apparel Retail Comparable Companies which ranged from 8.6x to 15.9x with a median of 11.6x and a mean of 12.6x; (iii) "market value of CR Anthony" (defined as the market price of CR Anthony multiplied by the number of shares outstanding) to LTM book value for CR Anthony was 1.1x, compared to market value to book value for the Family Apparel Retail Comparable Companies which ranged from 0.6x to 4.6x with a median of 1.4x and a mean of 1.8x; (iv) "market capitalization of CR Anthony" (defined as market value of CR Anthony plus net debt) to LTM sales for CR Anthony was 0.3x, compared to market capitalization to LTM sales for the Family Apparel Retail Comparable Companies which ranged from 0.4x to 1.0x with a median of 0.4x and a mean of 0.6x; (v) market capitalization of CR Anthony to LTM EBITDA for CR Anthony was 6.3x, compared to market capitalization to LTM EBITDA for the Family Apparel Retail Comparable Companies which ranged from 5.9x to 16.5x with a median of 11.1x and a mean of 11.0x; (vi) market capitalization of CR Anthony to LTM EBIT for CR Anthony was 9.1x compared to market capitalization to LTM EBIT for the Family Apparel Retail Comparable Companies which ranged from 7.8x to 85.9x with a median of 15.1x and a mean of 27.0x.

    ANALYSIS OF SELECTED COMPARABLE TRANSACTIONS. Stephens Inc. reviewed a set of nine completed transactions since January 1994 in the family apparel retail industry which Stephens Inc. considered to be reasonably comparable to the Merger (the "Comparable Transactions"). The total transaction value for the Comparable Transactions ranged in value from $27.3 million to $1,545.7 million. The Comparable Transactions included the following: Proffitt's, Inc. / G.R. Herberger's Inc.; Proffitt's, Inc. / Parisian, Inc.; The May Department Stores Company / Strawbridge & Clothier; Stage Stores, Inc. / Uhlmans Inc.; Proffitt's, Inc. / Younkers, Inc.; PHC Holding Company / Peebles Inc.; The TJX Companies, Inc. / Marshalls of Roseville, Minn., Inc.; Federated Department Stores, Inc. / Broadway Stores, Inc.; The Bon-Ton Stores, Inc. / Adam, Meldrum & Anderson Co., Inc. For each transaction, Stephens Inc. compared the "transaction value" (defined as equity consideration paid) as a multiple of (i) LTM net income and
(ii) LTM book value, as well as the "total transaction value" (defined as the transaction value plus net debt assumed) as a multiple of (i) LTM sales, (ii) LTM EBITDA, and (iii) LTM EBIT. Stephens Inc. determined that these multiples were as follows: (i) transaction value to LTM net income for CR Anthony was 16.1x, compared to the Comparable Transactions which ranged from 6.1x to 45.3x with a median of 21.8x and a mean of 22.2x; (ii) transaction value to LTM book value for CR Anthony was 1.1x, compared to the Comparable Transactions which ranged from 0.8x to 8.2x with a median of 1.2x and a mean of 2.2x; (iii) total transaction value to LTM sales for CR Anthony was 0.3x, compared to the Comparable Transactions which ranged from 0.2x to 0.8x with a median of 0.6x and a mean of 0.5x; (iv) total transaction value to LTM EBITDA for CR Anthony was 6.6x, compared to the Comparable Transactions which ranged from 5.3x to 14.3x with a median of 9.2x and a mean of 9.8x; (v) total transaction value to LTM EBIT for CR Anthony was 9.5x, compared to the Comparable Transactions which ranged from 7.5x to 51.0x with a median of 12.2x and a mean of 18.7x.

    ANALYSIS OF SELECTED PUBLICLY TRADED COMPANIES COMPARABLE TO STAGE STORES. Using publicly available information, Stephens Inc. compared selected financial data of Stage Stores with similar data of selected companies engaged in businesses considered by Stephens Inc. to be reasonably comparable to those of Stage Stores. Specifically, Stephens Inc. included in its review the Family Apparel Retail Comparable Companies.

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
    Stephens Inc. compared market price as a multiple of the estimated fiscal year 1997 and fiscal year 1998 EPS, based on estimates obtained from IBES and market value as a multiple of LTM book value. Stephens Inc. also compared the market capitalization as a multiple of (i) LTM sales, (ii) LTM EBITDA and (iii) LTM EBIT. For purposes of the foregoing calculations, "market value" is equal to the closing price per share on February 28, 1997 multiplied by the number of shares outstanding and "market capitalization" is equal to the market value plus net debt. Stephens Inc. determined that these multiples were as follows: (i) market price to estimated fiscal year 1997 EPS for Stage Stores was 24.7x, compared to the market price to estimated fiscal year 1997 EPS for the Family Apparel Retail Comparable Companies which ranged from 11.8x to 25.5x with a median of 16.6x and a mean of 17.0x; (ii) market price to estimated fiscal year 1998 EPS for Stage Stores was 15.7x, compared to the market price to estimated fiscal year 1998 EPS for the Family Apparel Retail Comparable Companies which ranged from 8.6x to 15.9x with a median of 11.6x and a mean of 12.6x; (iii) market value to LTM book value for Stage Stores was 6.1x, compared to market value to book value for the Family Apparel Retail Comparable Companies which ranged from 0.6x to 4.6x with a median of 1.4x and a mean of 1.8x; (iv) market capitalization to LTM sales for Stage Stores was 1.0x, compared to market capitalization to LTM sales for the Family Apparel Retail Comparable Companies which ranged from 0.4x to 1.0x with a median of 0.4x and a mean of 0.6x; (v) market capitalization to LTM EBITDA for Stage Stores was 9.5x, compared to market capitalization to LTM EBITDA for the Family Apparel Retail Comparable Companies which ranged from 5.9x to 16.5x with a median of 11.1x and a mean of 11.0x; (vi) market capitalization to LTM EBIT for Stage Stores was 11.4x compared to market capitalization to LTM EBIT for the Family Apparel Retail Comparable Companies which ranged from 7.8x to 85.9x with a median of 15.1x and a mean of 27.0x.

    No company or transaction used in the "Analysis of Selected Publicly Traded Companies Comparable to CR Anthony", "Analysis of Selected Comparable Transactions" or "Analysis of Selected Publicly Traded Companies Comparable to Stage Stores" as a comparison is identical to CR Anthony, Stage Stores or the contemplated transaction. Accordingly, an analysis of the results of the foregoing is not mathematical; rather it involves complex considerations and judgments concerning differences in operating and financial characteristics and other factors that could affect the public trading, acquisition, or other values of the Family Apparel Retail Comparable Companies or the Comparable Transactions or the company or transaction to which they are being compared.

    STAGE STORES' COMMON STOCK PRICE AND TRADING VOLUME REVIEW. Stephens Inc. reviewed the daily closing market price performance and trading volume of Stage Common Stock since its initial public offering on October 24, 1996. The closing price on February 28, 1997 (the last day reviewed prior to the March 4, 1997 meeting of the CR Anthony Board) was $21.25 per share. The closing price on February 18, 1997 (that last trading day prior to the announcement of the Merger) was $18.31 per share. The high and low closing prices for Stage Common Stock from October 24, 1996 through February 28, 1997 were $21.25 and $17.25. The average daily trading volume for Stage Stores since October 24, 1996 has been 241,466 shares. The average daily trading volume for Stage Stores since October 28, 1996 (which excludes Stage Stores' first trading date) has been 231,129 shares.

    PRO FORMA COMBINATION ANALYSIS. Stephens Inc. analyzed certain pro forma effects resulting from the Merger, including the potential impact of the Merger on Stage Stores' projected EPS, using various synergy estimates as furnished by the managements of Stage Stores and CR Anthony. After adjusting for the synergies and making the appropriate pro forma adjustments, the Merger is expected to be dilutive for the fiscal year ending January 1998, neutral for fiscal year ending January 1999 and accretive for the fiscal year ending January 2000 and each fiscal year thereafter.

    The summary of the Stephens Inc. analyses set forth above is a general description of the material elements of its presentation to the CR Anthony Board on March 4, 1997. The summary is not, however, a complete description of the analyses performed, or the matters considered, by Stephens Inc. in rendering its opinion.

    The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Stephens Inc. believes that the analyses must be considered as a whole and that selecting portions of the analyses, without considering all analyses, would create an incomplete view of the processes underlying its opinion. In its analyses, Stephens Inc. made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of CR Anthony. The analyses by Stephens Inc. are not necessarily indicative of actual values, which may be significantly more or less favorable than suggested by such analyses. Additionally, analyses relating to the value of businesses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses actually may be sold. Because such analyses are inherently subject to uncertainty, none of CR Anthony's management, the board of directors of CR Anthony or Stephens Inc., or any other person assumes responsibility for their accuracy.

    CR Anthony has agreed to pay Stephens Inc. a fee of $150,000 in consideration for Stephens Inc.'s opinion. The $150,000 fee was due upon delivery of the opinion. In addition, CR Anthony has agreed to reimburse Stephens Inc. for its out-of-pocket expenses, including the reasonable fees and disbursements of counsel, and to indemnify Stephens Inc. against certain liabilities, including liabilities under the federal securities laws.

INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS OF CR ANTHONY IN THE MERGER

    In addition to their interests in the Merger as Stockholders, the directors and executive officers of CR Anthony will have the following interests in the
Merger:

    EMPLOYMENT AND SEVERANCE AGREEMENTS. Currently, CR Anthony has Executive Severance Compensation Agreements with John J. Wiesner, Michael J. Tanner, Michael E. McCreery and William A. North. The Executive Severance Compensation Agreements contain both employment and severance terms. Effective on the Closing Date of the Merger, the Executive Severance Compensation Agreements will be replaced with separate employment agreements ("Employment Agreements") and severance agreements ("Amended Severance Agreements") between Stage Stores and these individuals.

    The Employment Agreements provide for the continuation of each employee's current monthly salary, except for Mr. North, whose salary will be reduced. See CR Anthony's Form 10-K. The Employment Agreements may be terminated by Stage Stores or the employee (i) upon ninety days written notice in the case of Messrs. Wiesner and McCreery, and (ii) upon thirty days written notice in the case of Messrs. Tanner and North. In the case of Messrs. Wiesner, McCreery and North, the Employment Agreements may not be terminated before January 31, 1998, except for cause. The Employment Agreement of Mr. Tanner may be terminated at will by either party. The Employment Agreements also provide for participation in all other bonus and benefit plans available to executives of Stage Stores, as is the case with the Executive Severance Compensation Agreements. Mr. Wiesner's Employment Agreement will also provide for his appointment to the Board of Directors of Stage Stores. The Form of the Employment Agreement is attached hereto as Annex E.

    Under the existing Executive Severance Compensation Agreements with CR Anthony, Messrs. Wiesner, McCreery, Tanner and North are entitled to severance payments of $733,333, $533,333, $533,333 and $167,667, respectively. In the case of Messrs. Wiesner and McCreery, the Amended Severance Agreements with Stage Stores increase these severance payments by $405,000 and $200,000, respectively. In the case of Messrs. Tanner and North, the Amended Severance Agreements with Stage Stores provide that the severance payments remain the same as currently in effect. The Form of the Amended Severance Agreement is attached hereto as Annex F.

    Stage Stores also intends to enter into a memorandum of understanding (the "Memorandum") with another CR Anthony executive officer, Christopher M. Zender. The Memorandum will provide for a slightly increased monthly salary of $10,416 and may be terminated upon sixty days written notice by either Stage Stores or Mr. Zender, but in any event not before May 31, 1998 except for cause; however, Mr. Zender can terminate his employment at any time after January 31, 1998 by giving sixty days written notice. The Memorandum will also provide that Mr. Zender's current severance pay of $185,000 will be increased by $9,000-$45,000, depending upon the length of his service with Stage Stores.

    As with the executive officers of CR Anthony, Stage Stores anticipates that it will retain the services of other employees of CR Anthony, on a case by case basis, and to the extent it does, it intends to provide salary and benefits at least equal to those currently in effect.

    OPTION CANCELLATION AGREEMENTS. As participants in the Stock Option Plan (as defined below) and as a condition to the Merger, Messrs. Wiesner, Tanner, McCreery, North and Zender, along with outside directors James J. Gaffney, Alan Melamed, Willard C. Shull, III, and Jeffrey I. Werbalowsky, and all other participants in the Stock Option Plan, have executed option cancellation agreements with CR Anthony (the "Option Cancellation Agreements"). In exchange for their agreement not to exercise their options under the Stock Option Plan prior to, or at, the Effective Time, all participants in the Stock Option Plan will receive a cash payment (the "Option Cancellation Payment") which is tied to the Base Price per CR Anthony Share, the total options granted, and the weighted average exercise price of the options (which may differ slightly on a participant by participant basis). "Base Price" per CR Anthony share means $8.00 plus $0.01 for every $0.05 by which the Stage Average Closing Price exceeds $20.00. See "THE MERGER AGREEMENT-CR Anthony/Stage Stores Merger Consideration Table." Assuming that the Base Price is $8.00, the number of options held by, and the Option Cancellation Payments to be paid to, the directors and executive officers if the Merger occurs (after deducting the exercise price) will be approximately as follows: Wiesner (325,000/$1,475,000), Tanner (160,000/$740,000), McCreery (215,000/$960,000), North (85,000/$365,000), Zender
(7,500/$37,500), and Messrs. Gaffney, Melamed, Shull and Werbalowsky (60,000/$216,000 each). The Form of the Option Cancellation Agreement is attached hereto as Annex G.

    The CR Anthony Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. See "THE MERGER AGREEMENT - CRA Stock Options, - and - Employee Benefit Plans."

EFFECTIVE TIME

    The Merger will become effective upon the filing of the Certificate of Merger with the Secretary of State of the state of the Surviving Corporation or at such later time as is specified in the Certificate of Merger, in accordance with applicable law. Such filing will be made on the Closing Date of the Merger, which will be the second business day following the date on which the last to be fulfilled or waived of the conditions of the Merger shall be fulfilled or waived, or shortly thereafter.

PROCEDURES FOR EXCHANGE OF CR ANTHONY COMMON STOCK CERTIFICATES

    Upon consummation of the Merger, Stage Stores will make available to the Exchange Agent for the benefit of the holders of Shares, for exchange, certificates evidencing shares of Stage Common Stock in amounts required to be exchanged for Shares in the Merger, plus cash, if any, as required in the Merger.

    As promptly as practicable after the Effective Time, the Exchange Agent shall mail to each holder of a certificate or certificates formerly representing Shares ("Certificates") (i) the letter of transmittal (which specifies that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and
(ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates evidencing shares of Stage Common Stock.

    Upon surrender to the Exchange Agent of a Certificate for cancellation, together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may be reasonably required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate evidencing a number of shares of Stage Common Stock determined pursuant to the Merger Agreement.

    Once the Merger is consummated, no dividends or other distributions declared or made after the Effective Time with respect to Stage Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Stage Common Stock represented thereby, and no cash payment in lieu of any fractional shares shall be paid to any such holder, until the holder of such Certificate shall surrender such Certificate. Subject to the effect of escheat, tax or other applicable laws, following surrender of any such Certificate, the holder of whole shares of Stage Common Stock issued in exchange therefor will be paid without interest (i) the amount of any cash payable with respect to a fractional share of Stage Common Stock to which such holder is entitled and the amount of dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such whole shares of Stage Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Stage Common Stock.

    At the Effective Time, the stock transfer books of CR Anthony shall be closed and there shall be no further registration of transfers of Shares thereafter on the records of CR Anthony. From and after the Effective Time, the holder of Certificates representing Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided herein or by law.

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
STOCK EXCHANGE LISTING

    Prior to the Effective Time, Stage Stores will file an application to list the shares of Stage Common Stock to be issued in connection with the Merger on NASDAQ, subject to official notice of issuance. It is a condition to the parties' obligations to consummate the Merger that such shares shall have been approved for listing, subject to official notice of issuance. The shares of Stage Common Stock are traded on NASDAQ under the symbol "STGE."

DELISTING AND DEREGISTRATION OF SHARES

    If the Merger is consummated, the Shares (common stock of CR Anthony) will be delisted from NASDAQ and will be deregistered under the Exchange Act.

FINANCING AND EXPENSES RELATED TO THE MERGER

    Based upon the current market price of the Stage Common Stock, Stage Stores does not expect to have to pay any portion of the Merger Consideration in cash (except for cash paid in lieu of fractional shares of Stage Common Stock). However, Stage Stores expects to use cash on hand as well as the proceeds from the issuance of approximately $40 million of new indebtedness to retire the CR Anthony indebtedness in its entirety and to fund incremental working capital and capital expenditure requirements associated with the Merger. Stage Stores has the capacity to borrow such amount from its existing revolving credit facility. As of March 31, 1997, Stage Stores had available borrowings of $50 million under its revolving credit facility.

ACCOUNTING TREATMENT

    The Merger will be accounted for under the "purchase" method of accounting in accordance with generally accepted accounting principles ("GAAP").

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

    The following discussion is a summary of the material federal income tax consequences of the Merger to Stockholders who hold the Shares as capital assets. The discussion set forth below is for general information only and may not apply to certain categories of holders of Shares subject to special treatment under the Code, such as foreign holders and holders who acquired such Shares pursuant to the exercise of employee stock options or otherwise as compensation. This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change, retroactively or prospectively, and to possibly differing interpretations.

    Further, complex rules apply where, under certain attribution rules, a holder of Shares is deemed to own stock owned and, in some cases, constructively owned, by certain family members, by certain estates and trusts of which the holder is a beneficiary, and by certain affiliated entities, as well as stock subject to an option actually or constructively owned by the holder or such other persons. Each holder that believes it may be subject to these rules should consult its tax advisor.

    TAX CONSEQUENCES OF THE MERGER GENERALLY. If the Stage Average Closing Price is equal to or greater than $20.00, Stockholders will receive only Stage Common Stock (except for cash received in lieu of fractional shares of Stage Common Stock) and, to the extent only Stage Common Stock is received, the Merger Consideration will not be taxable to Stockholders. If the Stage Average Closing Price is equal to or greater than $17.00 and less than $20.00, all or a portion of the Merger Consideration will be taxable to Stockholders. If the Stage Average Closing Price is less than $17.00, the Merger Consideration will be fully taxable to Stockholders. In such event, each Stockholder will recognize gain or loss equal to the difference between (i) the cash plus the fair market value of the Stage Common Stock received and (ii) the Stockholder's adjusted tax basis in the Shares exchanged.

    If the Stage Stock Percentage equals or exceeds 80%, the Merger will be structured as a reverse merger of Merger Sub into CR Anthony with the CR Anthony entity surviving, and should qualify as a reorganization under Section 368(a) of the Code. In such event, generally (i) neither Stage, Merger Sub nor CR Anthony will recognize any gain or loss, (ii) a Stockholder who receives solely Stage Common Stock will not recognize any gain or loss, and (iii) a Stockholder who receives both Stage Common Stock and cash will not recognize loss but will recognize gain, if any, to the extent of the lesser of (x) the cash received or
(y) the excess of the sum of the fair market value of the Stage Common Stock and the amount of cash received over such Stockholder's adjusted tax basis in the Shares exchanged.

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
    If the Stage Stock Percentage is less than 80% and is greater than or equal to 50%, the Merger is likely to be structured as a forward merger of CR Anthony into Merger Sub, with Merger Sub surviving and should qualify as a reorganization under Section 368(a) of the Code. In such event, generally (i) neither Stage, Merger Sub nor CR Anthony will recognize any gain or loss, and
(ii) a Stockholder who receives a combination of cash and shares of Stage Common Stock in exchange for such Stockholder's Shares pursuant to the Merger will not recognize loss but will recognize gain, if any, to the extent of the lesser of
(x) the cash received or (y) the excess of the sum of the fair market value of the Stage Common Stock and the amount of cash received over a Stockholder's adjusted tax basis in the Shares exchanged.

    If the Stage Stock Percentage is less than 80% it is possible that the merger will be structured as a reverse merger with CR Anthony surviving. If the Stage Stock Percentage is less than 50%, the Merger will be structured as a reverse merger with CR Anthony surviving. In either such case, the Merger will not constitute a reorganization under Section 368(a) of the Code, and will be taxable to Stockholders. Each Stockholder will recognize gain or loss equal to the difference between (i) the cash plus the fair market value of the Stage Common Stock received and (ii) the Stockholder's adjusted tax basis in the Shares exchanged.

TAX CONSEQUENCES IF THE MERGER IS STRUCTURED AS A MERGER WHICH QUALIFIES AS A REORGANIZATION UNDER SECTION 368(A) OF THE CODE

    EXCHANGE OF SHARES SOLELY FOR STAGE COMMON STOCK. A Stockholder who, pursuant to the Merger, exchanges all of the Shares actually owned by such Stockholder solely for shares of Stage Common Stock (and who does not exchange any Shares for cash) will not recognize any gain or loss upon such exchange. Such Stockholder may recognize gain or loss, however, to the extent cash is received in lieu of a fractional share of Stage Common Stock, as discussed below. The aggregate tax basis of the shares of Stage Common Stock received in such exchange will be equal to the aggregate tax basis of the Shares surrendered therefor, and the holding period of Stage Common Stock will include the period during which the Shares surrendered in exchange therefor were held.

    CASH RECEIVED IN LIEU OF A FRACTIONAL INTEREST OF STAGE COMMON STOCK. Cash received in lieu of a fractional share of Stage Common Stock will generally be treated as received in redemption of such fractional interest. Accordingly, a Stockholder who receives cash in lieu of afractional share will recognize gain or loss equal to the difference between the amount of cash received and the portion of the adjusted tax basis of the Shares allocable to such fractional interest. Such gain or loss will constitute capital gain or loss, and will generally be long-term capital gain or loss if the holding period for such Shares was greater than one year as of the date of the exchange pursuant to the Merger.

    EXCHANGE OF SHARES FOR STAGE COMMON STOCK AND CASH. A Stockholder who, pursuant to the Merger, exchanges all of the Shares actually owned by such Stockholder for a combination of shares of Stage Common Stock and cash will not recognize any loss on such exchange. Such Stockholder will realize gain equal to the excess, if any, of the cash and the aggregate fair market value of Stage Common Stock received pursuant to the Merger over such Stockholder's adjusted tax basis in the Shares exchanged therefor, but will recognize gain equal to the lesser of the realized gain or the cash received.

    Any gain recognized by a Stockholder who receives a combination of Stage Common Stock and cash pursuant to the Merger will be treated as capital gain unless the receipt of the cash has the effect of the distribution of a dividend for federal income tax purposes, in which case such recognized gain will be treated as ordinary dividend income to the extent of such Stockholder's ratable share of CR Anthony's accumulated earnings and profits. Any gain that is treated as capital gain will be long-term capital gain if the holding period for such shares is greater than one year as of the date of the exchange pursuant to the Merger.

    For purposes of determining whether the cash received has the effect of a distribution of a dividend for federal income tax purposes, a Stockholder is treated as if such Stockholder first exchanged all of such Stockholder's Shares solely for Stage Common Stock and then Stage Stores immediately redeemed a portion of such Stage Common Stock in exchange for the cash such Stockholder actually received. Under this analysis, in general, if the receipt of cash in this deemed redemption by such holder results in a "substantially disproportionate" reduction in the holder's voting stock interest in Stage Stores or is "not essentially equivalent to a dividend," the receipt of the cash will not have the effect of the distribution of a dividend. For purposes of this determination, the holder's voting stock interest in Stage Stores before the deemed redemption is compared to such holder's interest in Stage Stores after the deemed redemption, taking into account in each case any Stage Stores stock constructively owned by such holder as a result of the application of the attribution rules of the Code. Generally, if (taking into account actual ownership and ownership by attribution) the holder's interest in the voting stock of Stage Stores has declined, as a result of the deemed redemption, by more than 20%, then the receipt of cash will not be taxed as a dividend. However, even if such interest in the voting stock of Stage Stores has declined, as a result of the deemed redemption, by 20% or less, then generally, in the case of a minority stockholder who is neither an officer or director of Stage Stores or who exercises no control over Stage Stores corporate affairs, the receipt of cash still likely would not be taxed as a dividend. Each Stockholder should consult with his or her own tax advisor as to whether the receipt of the cash has the effect of a distribution of a dividend, and, if so, the consequences thereof.

    The aggregate tax basis of Stage Common Stock received by a Stockholder who exchanges such Stockholder's Shares for a combination of Stage Common Stock and cash will be the same as the aggregate tax basis of the Shares surrendered therefor, decreased by the cash received and increased by the amount of gain recognized, if any (including any portion of such gain that is treated as a dividend). The holding period of the Stage Common Stock received will include the holding period of the Shares surrendered therefor.

TAX CONSEQUENCES IF THE MERGER IS STRUCTURED AS A REVERSE MERGER OF MERGER SUB INTO CR ANTHONY WHICH DOES NOT QUALIFY AS A REORGANIZATION UNDER SECTION 368(A) OF THE CODE

    If the Stage Stock Percentage is less than 80%, it is possible that the Merger will be structured as a reverse merger with CR Anthony surviving, which does not constitute a reorganization within the meaning of Section 368(a) of the Code.

    In this transaction, a Stockholder would recognize gain or loss equal to the difference between (i) the sum of the fair market value of the Stage Common Stock and the cash received and (ii) the Stockholder's adjusted tax basis in the Shares exchanged. Such gain or loss generally would be capital gain or loss, long-or short-term depending upon whether the Stockholder has held the Shares for more than one year. The Stockholder would take a tax basis in the Stage Common Stock equal to its fair market value on the date of the exchange and the Stockholder's holding period would begin on such date.

BACKUP WITHHOLDING

    Under the Code, a Stockholder may be subject, under certain circumstances, to backup withholding at a 31% rate with respect to the amount of cash received pursuant to the Merger unless such holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the holder's federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

    THE ABOVE DISCUSSION MAY NOT APPLY TO CERTAIN CATEGORIES OF STOCKHOLDERS SUBJECT TO SPECIAL TREATMENT UNDER THE CODE, SUCH AS FOREIGN STOCKHOLDERS AND STOCKHOLDERS WHOSE SHARES WERE ACQUIRED PURSUANT TO THE EXERCISE OF AN EMPLOYEE STOCK OPTION OR OTHERWISE AS COMPENSATION. STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING ANY FEDERAL, STATE, LOCAL OR OTHER TAX CONSEQUENCES (INCLUDING ANY TAX RETURN FILING OR OTHER TAX REPORTING REQUIREMENTS) OF THE MERGER.

                              THE MERGER AGREEMENT

    The following is a summary of the material terms of the Merger Agreement. This summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, which is incorporated by reference and a copy of which is attached as Annex A to this Proxy Statement/Prospectus. Capitalized terms not otherwise defined herein or in the following summary shall have the meanings set forth in the Merger Agreement.

BOARD REPRESENTATION

    The Merger Agreement provides that the directors and officers of the Merger Sub in office at and as of immediately prior to the Effective Time will be the directors and officers of the Surviving Corporation. Pursuant to the Merger Agreement, SRI may be the Merger Sub. The officers of SRI are identical to the officers of Stage Stores and the directors of SRI are Carl Tooker and Joshua Beckenstein. If SRI is not the Merger Sub, then the directors and officers of the Merger Sub anticipated to be in office at and as of immediately prior to the Effective Time are as follows:

        Name                  Position
        ----                  --------
  Carl Tooker       Chairman, President and Chief Executive Officer
  James Marcum      Director, Executive Vice President/Chief Financial Officer
  Charles M. Sledge Secretary

THE MERGER

    The Merger Agreement provides for the merger of either CR Anthony with and into the Merger Sub or the Merger Sub with and into CR Anthony. The Merger will become effective upon the filing of the Certificate of Merger with the Secretary of State of the state of the Surviving Corporation or at such time thereafter as is agreed upon by the parties and specified in the Certificate of Merger, in accordance with applicable law. The structure of the Merger will either be a forward merger or a reverse merger, as may be determined by Stage Stores on the basis of the Stage Stock Percentage. If the Merger is a forward merger, the Merger Sub shall survive with all its rights, privileges, powers and franchises unaffected by the Merger and the separate corporate existence of CR Anthony shall cease. If the Merger is a reverse merger, CR Anthony shall survive with all its rights, privileges, powers and franchises unaffected by the Merger and the separate corporate existence of the Merger Sub shall cease. Immediately following the Merger, if whichever entity survives the Merger in accordance with the preceding sentences (the "Surviving Corporation") is not Specialty Retailers, Inc., a Texas corporation and wholly-owned subsidiary of Stage Stores ("Specialty Retailers"), the Surviving Corporation may be merged into Specialty Retailers with Specialty Retailers being the surviving corporation of that merger.

CONSIDERATION TO BE PAID IN THE MERGER

    In the Merger, Stage Stores will acquire each outstanding Share (excluding Shares owned by Dissenting Stockholders) for a minimum value (the "Base Price") of $8.00 per share plus $0.01 for every $0.05 by which the Stage Average Closing Price exceeds $20.00 per share. The Stage Average Closing Price means the average closing price expressed in dollars per share of Stage Common Stock quoted on the NASDAQ National Market System for the ten trading days selected by lot by CR Anthony and Stage Stores out of the twenty most recent consecutive trading days prior to and including the fifth day preceding the closing of the Merger. The exact combination of Stage Common Stock and/or cash (the "Merger Consideration") to be paid by Stage Stores for each share of CR Anthony's common stock will be determined using a formula based upon the Base Price and the Stage Average Closing Price. The Merger Consideration will consist of 100% Stage Common Stock (except for cash received in lieu of fractional shares of Stage Common Stock) if the Stage Average Closing Price is $20.00 or higher, and the stock percentage will decline in linear fashion to 25% of the Merger Consideration if the Stage Average Closing Price is $15.00.

    If the Stage Average Closing Price is less than $15.00, Stage Stores has the option to terminate the Merger Agreement and pay CR Anthony a fee of $3,500,000 plus CR Anthony's expenses, or to close the Merger, in which case the Merger Consideration per share of CR Anthony's common stock will consist of (i) .1333 shares of Stage Common Stock, and (ii) an amount in cash equal to $8.00 minus the product of .1333 and the Stage Average Closing Price. In any case, the Stage Common Stock to be received by CR Anthony's Stockholders will be registered and freely tradable, unless the recipient is an affiliate of CR Anthony.

    As noted above, each outstanding Share (excluding Shares owned by Dissenting Stockholders) will be converted into the right to receive the Merger Consideration. The value of Stage Common Stock used to determine the number of shares of Stage Common Stock the holder of each Share will receive will be the average closing price of Stage Common Stock for 10 days selected at random out of the Pricing Window. For example, if the closing is July 2, 1997, the closing prices for Stage Common Stock during the Pricing Window (ending on June 25,
1997) will be collected, 10 will be selected at random and the average will be computed. There can be no assurance of the number of Shares of Stage Common Stock the holder of each Share will receive because the Merger Consideration will depend upon the Stage Average Closing Price. Stockholders will receive as the Merger Consideration cash and/or Stage Common Stock with a value of at least $8.00. However, at the time of the Special Meeting, Stockholders may not know with absolute certainty the type or value of the consideration which they will receive in the Merger.

    The table below illustrates, depending upon the Stage Average Closing Price, the type and value of the Merger Consideration the holder of each Share will receive, including the total price for each Share and the ratio of Stage Common Stock to cash to be received as the Merger Consideration for each Share.

                             CR ANTHONY/STAGE STORES
                           MERGER CONSIDERATION TABLE
                         (PER SHARE OF CR ANTHONY STOCK)

                               Amount of Base     Shares of
 Stage Average   Base Price         Price        Stage Stock     Amount of
     Closing       (Merger      to be Paid In       to be     Base Price to be
   Price (1)      Value)(2)         Stock       Delivered(3)   Paid in Cash(3)
   ---------      ---------         -----       ------------   ---------------
 Less than $15       (4)             (4)             (4)            (4)
     $15.00         $8.00           $2.00           .133           $6.00
     $16.00         $8.00           $3.20           .200           $4.80
     $17.00         $8.00           $4.40           .258           $3.60
     $18.00         $8.00           $5.60           .311           $2.40
     $19.00         $8.00           $6.80           .357           $1.20
     $20.00         $8.00           $8.00           .400           - 0 -
     $21.00         $8.20           $8.20           .390           - 0 -
     $22.00         $8.40           $8.40           .381           - 0 -
     $23.00         $8.60           $8.60           .374           - 0 -
     $24.00         $8.80           $8.80           .366           - 0 -
     $25.00         $9.00           $9.00           .360           - 0 -
  Greater than
     $25.00          (2)             (2)             (3)           - 0 -
--------------------

(1) The value of Stage Common Stock (the "Stage Average Closing Price") used to determine the exact combination of Stage Common Stock and/or cash (the "Merger Consideration") the holder of each share of the Company's common stock will receive will be the average closing price of Stage Common Stock for 10 days selected at random out of the 20 trading days (the "Pricing Window") prior to and including the fifth trading day before the closing of the Merger. For example, if the closing is July 2, 1997, the closing prices for Stage Common Stock during the Pricing Window (ending on June 25, 1997) will be collected, 10 will be selected at random and the average will be computed.

    If the Stage Average Closing Price is equal to or greater than $20.00, Stockholders will receive only Stage Common Stock (except for cash received in lieu of fractional shares of Stage Common Stock) and, to the extent only Stage Common Stock is received, the Merger Consideration will not be taxable to Stockholders. If the Stage Average Closing Price is equal to or greater than $17.00 and less than $20.00, all or a portion of the Merger Consideration will be taxable to Stockholders. If the Stage Average Closing Price is less than $17.00, the Merger Consideration will be fully taxable to Stockholders. Each Stockholder will recognize gain or loss equal to the difference between (i) the cash plus the fair market value of the Stage Common Stock received and (ii) the Stockholder's adjusted tax basis in the Shares exchanged. See "THE MERGER AGREEMENT -- Certain Federal Income Tax Consequences."

(2) "Base Price" per CR Anthony share means $8.00 plus $0.01 for every $0.05 by which the Stage Average Closing Price exceeds $20.00.

(3) That number of shares of Stage Common Stock which, if valued at the Stage Average Closing Price, have a value equal to X multiplied by the Base Price; and an amount of cash equal to the Base Price multiplied by the remainder of one minus X, where:

                  X   =  1- ((20-Y) x .15) and
                  Y   =  the lesser of 20 or the Stage Average Closing Price

(4) If the Stage Average Closing Price is less than $15.00 and Stage Stores elects to waive the condition set forth in Section 6(a)(xv) of the Merger Agreement and permit the closing of the Merger, the Merger Consideration per each share of CR Anthony stock shall consist of (a) .1333 shares of Stage Common Stock, and (b) an amount in cash equal to $8.00 minus the product of .1333 and the Stage Average Closing Price.

    If any fractional interest of a share of Stage Common Stock would, except for this sentence, be deliverable as consideration for the Merger, Stage Stores, in lieu of delivering such fractional shares, may pay an amount in cash equal to the value of such fractional interest.

    Based on the closing price of Stage Common Stock of $20.75 on May 23, 1997, the most recent practicable date prior to the printing of this Proxy Statement/Prospectus, each Share would be converted into the right to receive
0.393 shares of Stage Common Stock. However, the market value and type of consideration Stockholders will receive at the Effective Time will depend upon the Stage Average Closing Price, which will not be determined earlier than June 25, 1997, the date of the Special Meeting. It is currently anticipated that the Effective Time will be shortly after the date of the Special Meeting. Since Stage Stores' initial public offering on October 24, 1996, the market price of Stage Common Stock has not closed below $17.25 per share. See "SUMMARY Comparative Market Prices and Dividends." However, there can be no assurance that the future market prices of Stage Common Stock (including the Pricing Window) will reflect historical trading levels. Stockholders are urged to consult with their brokers, dealers or financial advisors prior to or around the time of the Special Meeting to obtain current market price information for Stage Common Stock.

DISSENTING SHARES

    In the event that any portion of the Merger Consideration will be cash (other than cash in lieu of fractional shares), Shares that are outstanding immediately prior to the Effective Time and that are held by Stockholders who have not voted in favor of the Merger or consented thereto in writing and who have demanded properly in writing appraisal for such Shares in accordance with
Section 1091 of the Oklahoma Act shall not be converted into or represent the right to receive the Merger Consideration. Such Stockholders shall be entitled to receive payment of the appraised value of such Shares held by them in accordance with the provisions of such Section 1091, except that all Dissenting Shares held by Stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such Dissenting Shares under such Section 1091 shall thereupon be deemed to be authorized and unissued shares of the Surviving Corporation pursuant to Section 1091(L) of the Oklahoma Act.

CR ANTHONY STOCK OPTIONS

    The Merger Agreement provides that, at the Effective Time, all options outstanding (including those covered by Option Cancellation Agreements) under CR Anthony's 1992 Stock Option Plan as amended and restated effective January 10, 1997 and certain contracts dated June 10, 1996 with certain parties pursuant to such plan (the "Stock Option Plan") that are unexercised, whether or not then exercisable (the "CR Anthony Options"), shall be automatically cancelled by virtue of the Merger and the holders of the CR Anthony Options shall be entitled to receive in cash the remainder of (A) the Base Price (as defined in the Merger Agreement) which would be payable with respect to the Shares the subject of such CR Anthony Option LESS (B) the exercise price and any other amounts payable by the holder with respect to such CR Anthony Option. Further, except as otherwise agreed to by Stage Stores and CR Anthony, the Merger Agreement provides that (i) the Stock Option Plan shall terminate as of the Effective Time and any rights to receive CR Anthony Options or any other interest in respect of the capital stock of CR Anthony or any of its Subsidiaries thereunder shall be terminated as of the Effective Time, and (ii) CR Anthony shall take all action necessary to ensure that following the Effective Time no participant in the Stock Option Plan or other plans, programs or arrangements shall have any right thereunder to acquire or participate in changes in value of equity securities of CR Anthony, the Surviving Corporation, the Merger Sub or any of their respective Subsidiaries and to terminate all such plans effective as of the Effective Time.

    As required by the Merger Agreement, CR Anthony has delivered to Stage Stores executed Option Cancellation Agreements from the holders of all CR Anthony Options pursuant to which each such holder has agreed not to exercise his or her CR Anthony Options prior to the Effective Time in exchange for the Option Cancellation Payments.

REPRESENTATIONS AND WARRANTIES

    The Merger Agreement contains various representations and warranties of CR Anthony and Stage Stores. These include representations by CR Anthony with respect to organization, qualification, and corporate power, capitalization of CR Anthony and its subsidiaries, authorization of transaction, noncontravention, filings with the Commission, financial statements, absence of certain developments, litigation, undisclosed liabilities, taxes, environmental matters, employee matters, labor matters, employee benefit plans, proprietary rights, contracts, books and records, insurance, real property, transactions with affiliates, accounts receivable, inventory, sufficiency of assets, board recommendation, brokers' fees, disclosure and certain tax-free reorganization requirements.

    Stage Stores also made certain representations and warranties with respect to organization, capitalization, authorization of transaction, noncontravention, filings with the Commission, financial statements, disclosure, investment company, absence of certain developments, litigation, taxes, environmental, employee benefits plan, books and records, insurance and broker's fee. No representations and warranties made by CR Anthony or Stage Stores will survive beyond the Effective Time.

NO SOLICITATION

    The Merger Agreement provides that from and after the date of the Merger Agreement until the termination of the Merger Agreement, CR Anthony shall not, and it shall not authorize or permit any of its Subsidiaries (as defined in the Merger Agreement), officers, directors or employees or any advisors or agents retained by CR Anthony or its Subsidiaries, directly or indirectly, to (i) solicit, initiate or knowingly encourage or induce the making of any CRA Acquisition Proposal, (ii) negotiate with any third party with respect to any CRA Acquisition Proposal, (iii) endorse or recommend the CRA Acquisition Proposal of any third party or (iv) enter into any Contract (as defined in the Merger

Agreement) with any third party with the intent to effect any CRA Acquisition Proposal. Notwithstanding the foregoing, nothing in ss.5(i) of the Merger Agreement shall be construed to prohibit CR Anthony or its board of directors from taking any actions or permitting any events described above (other than any action described in clause (i) above) to the extent that the board of directors of CR Anthony shall conclude in good faith, based upon the written advice of McKinney, Stringer and Webster, P.C., that such action is required in order for the board of directors to act in a manner that is consistent with its fiduciary obligations under applicable law. CR Anthony shall promptly advise Stage Stores orally and in writing of the receipt of any CRA Acquisition Proposal or similar inquiry, the basic CRA Acquisition Proposal terms, and the identity of the proposed acquiror. For purposes of the Merger Agreement, "CRA Acquisition Proposal" means any proposal (other than any proposal by Stage Stores or the Merger Sub with respect to the Merger) regarding (i) any merger, consolidation, share exchange, business combination or other similar transaction or series of related transactions involving CR Anthony or any Subsidiary of CR Anthony; (ii) any sale, lease, exchange, transfer or other disposition of the assets of CR Anthony or any of its Subsidiaries; and (iii) any offer to purchase, tender offer, exchange offer or any similar transaction or series of related transactions made by any Person (as defined in the Merger Agreement) involving the outstanding shares of any class of capital stock of CR Anthony or the filing of any Statement on Schedule 14D-1 with the Commission in connection therewith.

FEES AND EXPENSES

    The Merger Agreement provides that, except as set forth in Section 7 of the Merger Agreement, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring the expenses.

CONDITIONS TO THE MERGER

    Pursuant to the Merger Agreement, the obligations of Stage Stores and the Merger Sub to consummate the transactions to be performed by it in connection with the Closing are subject to the satisfaction or written waiver of the following conditions: (i) the representations and warranties of CR Anthony set forth in ss.3 of the Merger Agreement shall be true and correct at and as of the Closing Date; (ii) CR Anthony shall have performed and complied with all of its covenants under the Merger Agreement through the Closing Date; (iii) the affirmative vote of two-thirds of the holders of the outstanding Shares shall have been obtained; (iv) CR Anthony and its subsidiaries shall have procured all of the consents, waivers, amendments or other actions specified in the Merger Agreement; (v) no action, suit, or proceeding shall be pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator (other than as excepted in the Merger Agreement) wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would, among other things, prevent consummation of any of the transactions contemplated by the Merger Agreement; (vi) there shall have been no CRA Material Adverse Effect (as defined in the Merger Agreement); (vii) CR Anthony shall have delivered to Stage Stores and the Merger Sub a certificate to the effect that each of the conditions specified in (i) through (vi) above is satisfied in all respects; (viii) the Registration Statement on Form S-4 of Stage Stores, of which this Proxy Statement/Prospectus is a part (together with all amendments, supplements and exhibits thereto, the "Registration Statement"), shall have been declared effective under the Securities Act of 1933, as amended (the "Securities Act"), by the Securities and Exchange Commission (the "Commission") and shall not be the subject of any stop order or proceedings seeking a stop order; (ix) CR Anthony shall have delivered to the Merger Sub evidence satisfactory to the Merger Sub of the cancellation of all outstanding options, warrants and other equity interests; (x) the Stage Common Stock that will be issued in the Merger shall have been approved for listing on NASDAQ subject to official notice of issuance; (xi) all applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Act and under the laws of any foreign jurisdiction shall have expired or otherwise been terminated; (xii) each of Stage Stores and the Merger Sub shall have received from counsel to CR Anthony opinions as to corporate and tax matters dated as of the Closing Date; (xiii) CR Anthony shall have terminated, to the extent requested by Stage Stores, any and all existing stockholders agreements, and any and all similar agreements or arrangements, to which CR Anthony is a party;
(xiv) no Triggering Event (as defined in the Merger Agreement) shall have occurred; (xv) the Stage Average Closing Price shall not be less than $15.00;
(xvi) no more than 7.5% of the outstanding Shares constitute Dissenting Shares;
(xvii) Stage Stores and Specialty Retailers shall have received the cash proceeds of financing necessary to consummate the Merger, pay all costs and expenses associated therewith and provide for the ongoing working capital needs of the Surviving Corporation at commercially reasonable rates and otherwise on terms satisfactory to Specialty Retailers; and (xviii) all actions to be taken by CR Anthony in connection with consummation of the transactions contemplated in the Merger Agreement and all certificates, opinions, instruments, and other documents required to affect the transactions shall be reasonably satisfactory in form and substance to Stage Stores and the Merger Sub.

    Pursuant to the Merger Agreement, the obligations of CR Anthony to consummate the transactions to be performed by it in connection with the Closing are subject to the satisfaction or written waiver of the following conditions:
(i) the representations and warranties of Stage Stores set forth in ss.4 of the Merger Agreement shall be true and correct at and as of the Closing Date; (ii) each of Stage Stores and the Merger Sub shall have performed and complied with all of its covenants under the Merger Agreement through the Closing Date; (iii) the Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceeding for that purpose shall have been initiated by the Commission; (iv) the Stage Common Stock that will be issued in the Merger shall have been approved for listing on NASDAQ, subject to official notice of issuance; (v) no action, suit, or proceeding shall be pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator (other than as excepted in the Merger Agreement) wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would, among other things, prevent consummation of any of the transactions contemplated by the Merger Agreement;
(vi) there shall have been no SSI Material Adverse Effect (as defined in the Merger Agreement); (vii) each of Stage Stores and the Merger Sub shall have delivered to CR Anthony a certificate to the effect that each of the conditions specified in (i) through (vi) above is satisfied in all respects; (viii) the Requisite CRA Stockholder Approval (as defined in the Merger Agreement) shall have been obtained; (ix) all applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Act and under the laws of any foreign jurisdiction shall have expired or otherwise been terminated; (x) CR Anthony shall have received from counsel to Stage Stores and the Merger Sub opinions as to corporate and tax matters dated as of the Closing Date; and (xi) all actions to be taken by each of Stage Stores and the Merger Sub in connection with consummation of the transactions contemplated in the Merger Agreement and all certificates, opinions, instrument, and other documents required to affect the transactions shall be reasonably satisfactory in form and substance to CR Anthony.

TERMINATION

    The Merger Agreement may be terminated and the transactions contemplated thereby may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the Stockholders, in any one of the following circumstances: (i) by mutual written consent duly authorized by the Boards of Directors of Stage Stores and CR Anthony; (ii) by either Stage Stores or CR Anthony by giving written notice at any time prior to the Effective Time, if the Closing (as defined in the Merger Agreement) has not occurred on or before July 15, 1997, by reason of the failure of any condition precedent under ss.ss.6(a) or 6(b) of the Merger Agreement (excluding subparagraphs (i) and (ii) of each such subsection) (whereupon all rights and obligations of Stage Stores and CR Anthony under the Merger Agreement shall terminate without any liability of either to the other except as provided in ss.7(b) of the Merger Agreement);
(iii) by either Stage Stores or CR Anthony by giving written notice at any time prior to the Effective Time, if the Closing has not occurred on or before July 15, 1997, by reason of the other party's breach of any material representation, warranty or covenant contained in the Merger Agreement, of which the nonbreaching party has notified the breaching party of the breach, and the breach has continued without cure for a period of 10 days after the notice of breach or such lesser period as remains between the date of the notice and July 15, 1997 (whereupon all rights and obligations of Stage Stores and CR Anthony under the Merger Agreement shall terminate without any liability of either to the other, except for any liability of any party then in breach, including any liability as provided in ss. 7(b) of the Merger Agreement).

    The Merger Agreement also provides for certain consequences of terminating the Merger Agreement and abandoning the transactions contemplated thereby prior to the Effective Time as follows: (i) if the Merger Agreement is terminated by either Stage Stores or the Merger Sub due to the occurrence of a Triggering Event, then CR Anthony must pay to Stage Stores upon such termination, in immediately available funds, a fee of $3,500,000 (plus all expenses and charges incurred by Stage Stores, Specialty Retailers and the Merger Sub in connection with the Merger Agreement); (ii) if the Requisite CRA Stockholder Approval (as defined in the Merger Agreement) is not obtained at the Special Meeting but no Triggering Event has occurred and no CRA Acquisition Proposal (as defined above) has been made, then CR Anthony must reimburse Stage Stores for all expenses and charges incurred by Stage Stores, Specialty Retailers or the Merger Sub in connection with the Merger Agreement; (iii) if the Merger Agreement is terminated by Stage Stores because of the failure to satisfy the conditions set forth in (A) ss.6(a)(xv) or (B) ss.6(a)(xvii) of the Merger Agreement other than as a result of CRA Material Adverse Effect (as defined in the Merger Agreement), then Stage Stores shall pay to CR Anthony upon such termination, in immediately available funds, a fee of $3,500,000 (plus all expenses and charges incurred by CR Anthony in connection with the Merger Agreement; (iv) the Termination Option Agreement becomes immediately exercisable in accordance with its terms (A) if any of the events described in subsection (ii) or (iii) of the definition of Triggering Event (as defined in the Merger Agreement) occur, (B) the CR Anthony Board shall approve, endorse or recommend any CRA Acquisition Proposal within six months of the termination of this Agreement or (C) any Person (as defined in the Merger Agreement) or Group (as defined in Section 13(d)(3) of the Securities Exchange

Act of 1934) within six months of the termination of the Merger Agreement acquires beneficial ownership of more than 50% of the outstanding common stock of CR Anthony; (v) if the Merger Agreement is terminated by CR Anthony because the board of directors of Stage Stores has withdrawn its approval of the Merger Agreement for any reason, other than as provided in ss. 7(a) of the Merger Agreement, then Stage Stores must reimburse CR Anthony for all expenses and charges incurred by CR Anthony in connection with the Merger Agreement.

INDEMNIFICATION

    The Merger Agreement provides that the certificate of incorporation and by-laws of the entity which becomes the Surviving Corporation as in effect at and as of immediately prior to the Effective Time will remain unchanged by the Merger and be the certificate of incorporation and by-laws of the surviving corporation.

    The Merger Agreement further provides that to the extent commercially available on terms no less favorable to Stage Stores than the proposal submitted to Stage Stores prior to the date thereof, Stage Stores shall provide each individual who served as a director or officer of CR Anthony at any time prior to the Effective Time with liability insurance for a period customary for policies of this nature after the Effective Time on terms no less favorable in coverage and amount than any applicable insurance in effect immediately prior to the Effective Time.

STOCKHOLDERS MEETING

    The Merger Agreement provides that CR Anthony will call a special meeting of its Stockholders (the "Special Meeting") as soon as reasonably practicable in order that the Stockholders may consider and vote upon the adoption and approval of the Merger Agreement and the Merger in accordance with the corporation law or other law governing mergers in the state of incorporation of the Surviving Corporation. CR Anthony will mail the Combined Disclosure Document (as defined in the Merger Agreement) to its Stockholders as soon as reasonably practicable. The Combined Disclosure Document will contain the affirmative recommendations of the CR Anthony Board in favor of the adoption and approval of the Merger Agreement and the Merger. Notwithstanding the foregoing, nothing should be construed to require any director of CR Anthony to take any actions or permit any events described above to the extent that the CR Anthony Board shall conclude in good faith, based upon the written advice of legal counsel to the board or such director, that such action is prohibited in order for the director to act in a manner that is consistent with his fiduciary obligations under applicable laws.

NOTICES, CONSENTS, APPROVALS, FILINGS

    The Merger Agreement provides that CR Anthony and Stage Stores will (and CR Anthony will cause each of its Subsidiaries to) give any notices to, make any filings with, and use all commercially reasonable best efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in ss.3(d) and ss.4(d) of the Merger Agreement. The Merger Agreement further provides that CR Anthony will: (i) give any notices (and will cause each of its Subsidiaries to give any notices) to any governmental authority or third parties, and will use all commercially reasonable best efforts to obtain (and will cause each of its Subsidiaries to use all commercially reasonable best efforts to obtain) any governmental authority or third party consents, necessary to the consummation of the transactions contemplated hereby, including any consents, waivers, amendment or other action required with respect to the Contracts (as defined in the Merger Agreement) and other matters listed on Schedules 3(d), 3(p) and 3(s) of the Merger Agreement (all costs incurred in connection with such notices and consents shall be borne by CR Anthony; and (ii) file any Notification and Report Forms (as defined in the Merger Agreement) or other form or report and related material that the parties may be required to file with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the Hart-Scott-Rodino Act (as defined in the Merger Agreement) or with any other governmental entity under the laws of any foreign jurisdiction, will use all commercially reasonable best efforts to obtain (and CR Anthony will cause each of its Subsidiaries to use all commercially reasonable best efforts to obtain) an early termination of any applicable waiting period, and will make any further filings pursuant thereto that may be necessary, proper, or advisable. See "OTHER LEGAL MATTERS; REGULATORY APPROVAL - Antitrust."

EMPLOYEE BENEFIT MATTERS

        Stage Stores intends to keep the current CR Anthony health plans in place until January 1, 1998 at which time the CR Anthony health plans will be terminated and all employees will be eligible to participate in the Stage Stores health plans. All former CR Anthony employees will be eligible to participate in the Stage Stores 401(k) Plan and, with respect to matching and vesting levels, will receive credit for years of service with CR Anthony. With respect to the Specialty Retailers, Inc. Restated Retirement Plan, CR Anthony employees will be treated as new employees as of the consummation of the Merger and will not receive credit for years of service with CR Anthony.

AMENDMENT

    CR Anthony and Stage Stores may mutually amend any provision of the Merger Agreement at any time prior to the Effective Time with the prior authorization of their respective boards of directors; PROVIDED, HOWEVER, that any amendment effected subsequent to stockholder approval will be subject to the restrictions contained in the Texas Act (as defined in the Merger Agreement) and the Oklahoma Act. No amendment or other modification of any provision of the Merger Agreement and no waiver of any provision of it or any right or benefit under it shall be valid unless the same shall be in writing and signed by CR Anthony and Stage Stores. No waiver by any party of any default, misrepresentation, or breach of warranty or covenant under the Merger Agreement, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant under the Merger Agreement or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

TIMING

    The exact timing and details for the Merger will depend upon legal requirements and a variety of other factors. Although Stage Stores and CR Anthony have agreed to cause the Merger to be consummated on the terms set forth above and in the Merger Agreement, there can be no assurance as to the timing of the Merger.

                          TERMINATION OPTION AGREEMENT

    The following is a summary of the material terms of the Termination Option Agreement. This summary is not a complete description of the terms and conditions of the Termination Option Agreement and is qualified in its entirety by reference to the full text of the Termination Option Agreement, which is incorporated by reference and a copy of which has been filed with the Commission as an exhibit to the Form 8-K of Stage Stores dated March 5, 1997. The Termination Option Agreement is attached hereto as Annex B. Capitalized terms not otherwise defined herein or in the following summary shall have the meanings set forth in the Termination Option Agreement.

GRANT OF OPTION

    The Termination Option Agreement provides for the grant by CR Anthony to Stage Stores of an irrevocable option (the "Stock Option") to purchase up to 1,798,093 Shares, or such other number of Shares as equals 19.9% of the issued and outstanding Shares at the time of exercise of the Stock Option, at a price of $8.00 per Share (the "Exercise Price"), payable in cash in accordance with the terms of the Termination Option Agreement.

EXERCISE OF OPTION

    The Termination Option Agreement provides that the Stock Option may be exercised by Stage Stores, in whole or in part, at any time or from time to time after (A) any of the events described in subsection (ii) or (iii) of the definition of Triggering Event has occurred prior to the Effective Time, (B) the CR Anthony Board shall approve, endorse or recommend any CRA Acquisition Proposal within six months of the termination of the Merger Agreement or (C) any Person (as defined in the Merger Agreement) or Group (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934) within six months of the termination of the Merger Agreement acquires beneficial ownership of more than 50% of the outstanding common stock of CR Anthony. For the purposes of the Termination Option Agreement, "Triggering Event" means any of the following events: (i) the CR Anthony Board shall have failed to recommend, shall have withdrawn or shall have modified, in a manner adverse to either Stage Stores or Merger Sub, its recommendation or approval of the Merger Agreement for any reason other than as provided in ss. 7(a) of the Merger Agreement; (ii) the CR Anthony Board shall have approved, endorsed or recommended any CRA Acquisition Proposal (as defined in the Merger Agreement); (iii) CR Anthony shall have entered into any Contract (as defined in the Merger Agreement) to consummate any CRA Acquisition Proposal; (iv) the Merger Agreement shall not have received the Requisite CRA Stockholder

Approval (as defined in the Merger Agreement) and at the time of such event an offer or proposal to affect a CRA Acquisition Proposal shall have been made; (v) the representations and warranties of CR Anthony set forth in ss.3 of the Merger Agreement shall cease to be true and correct at and as of the Closing Date and such failure shall result in a CRA Material Adverse Effect (as defined in the Merger Agreement); or (vi) CR Anthony shall not have performed and complied with all of its covenants hereunder through the Closing Date and such failure shall result in a CRA Material Adverse Effect.

    The Termination Option Agreement provides that the Stock Option will terminate upon the earlier of (i) the Effective Time of the Merger; or (ii) the date six months following any termination of the Merger Agreement.

CERTAIN REPURCHASES

    The Termination Option Agreement provides that, at the request of Stage Stores at any time during which the Stock Option is exercisable (the "Repurchase Period"), CR Anthony will repurchase from Stage Stores the Stock Option, or any portion thereof, for a price equal to the amount by which the Market/Tender Offer Price (as defined below) for Shares as of the date Stage Stores gives notice of its intent to exercise its right to "put" the Stock Option to CR Anthony exceeds the Exercise Price, multiplied by the number of Shares purchasable pursuant to the Stock Option (or portion thereof with respect to which Stage Stores is exercising its right to "put" the Stock Option to CR Anthony). For purposes of the Termination Option Agreement, "Market/Tender Offer Price" means the higher of (A) the highest price per Share paid as of such date pursuant to any tender or exchange offer or other CRA Acquisition Proposal (as defined in the Merger Agreement) or (B) the average of the closing sale prices of Shares on NASDAQ for the ten trading days immediately preceding such date.

REGISTRATION RIGHTS

    The Termination Option Agreement provides that in the event that Stage Stores desires to sell any of the Shares purchased pursuant to the Stock Option within three years after such purchase, and such sale requires in the opinion of counsel to Stage Stores, registration of such shares under the Securities Act, Stage Stores may, by written notice (the "Registration Notice") to CR Anthony, request CR Anthony to register under the Securities Act all or any part of the Shares purchased pursuant to the Stock Option ("Restricted Shares") beneficially owned by Stage Stores (the "Registrable Securities") pursuant to a bona fide firm commitment underwritten public offering in which Stage Stores and the underwriters will effect as wide a distribution of such Registrable Securities as is reasonably practicable and will use their best efforts to prevent any person and its affiliates from purchasing through such offering Restricted Shares representing more than 2% of the outstanding Shares on a fully diluted basis (a "Permitted Offering"). CR Anthony (and/or any person designated by CR Anthony) will have the option, exercisable by written notice delivered to Stage Stores within 10 business days after the receipt of the Registration Notice, to purchase all or any part of the Registrable Securities for cash at a price (the "Option Price") equal to the product of (i) the number of Registrable Securities and (ii) the Fair Market Value (as defined in the Termination Option Agreement) of such Registrable Securities. Stage Stores is entitled to request an aggregate of two effective registration statements under the terms of the Termination Option Agreement.

PROFIT LIMITATION

    The Termination Option Agreement provides that in no event will Stage Stores' Total Profit (as defined below) exceed $4,000,000 and, if it otherwise would exceed such amount Stage Stores, at its sole election, will either (i) deliver to CR Anthony for cancellation Shares previously purchased by Stage Stores, (ii) pay cash or other consideration to CR Anthony or (iii) undertake any combination thereof, so that Stage Stores' Total Profit will not exceed $4,000,000 after taking into account the foregoing actions. Further, the Stock Option may not be exercised for a number of Shares as would, as of the date of the Exercise Notice, result in a Notional Total Profit (as defined below) of more than $4,000,000, and, if exercise of the Stock Option otherwise would exceed such amount, Stage Stores, at its discretion, may increase the Price for that number of Shares set forth in the Exercise Notice so that the Notional Total Profit will not exceed $4,000,000. For the purposes of the Termination Option Agreement, (A) the term "Total Profit" means the aggregate amount (before taxes) of the following: (i) the amount received by Stage Stores pursuant to any repurchase by CR Anthony of the Stock Option pursuant to the terms of the Termination Option Agreement, and (ii) (x) the net cash amounts received by Stage Stores pursuant to the sale of Restricted Shares (or any other securities into which such shares are converted or exchanged) to any unaffiliated party, less (y) Stage Stores' purchase price for such Shares; and (B) the term "Notional Total Profit" with respect to any number of Restricted Shares as to which Stage Stores proposes to exercise the Stock Option will be the Total Profit determined as of the date of the Exercise Notice assuming that this

Stock Option were exercised on such date for such number of Restricted Shares and assuming that such Restricted Shares, together with all other Restricted Shares held by Stage Stores and its affiliates as of such date, were sold for cash at the closing market price for Shares as of the close of business on the preceding trading day (less customary brokerage commissions).

ADJUSTMENT UPON CHANGES IN CAPITALIZATION

    The Termination Option Agreement provides that in the event of any change in the Shares by reason of stock dividends, stock splits, mergers (other than the Merger), recapitalizations, combinations, exchange of shares or the like, the type and number of shares or securities subject to the Stock Option, and the Exercise Price per share, will be adjusted appropriately.

                   UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

    The following unaudited pro forma combined financial data give effect to the Merger, the Refinancing, the Stage Stores initial public offering (the "IPO") and related retirement of senior discount debentures and the acquisition of Uhlmans, Inc. (the "Uhlmans Acquisition") by Stage Stores. The unaudited pro forma financial data are based on (i) the historical consolidated financial statements for Stage Stores, (ii) the historical consolidated financial statements of CR Anthony reclassified to conform to Stage Stores' income statement classifications and (iii) the assumptions and adjustments described in the accompanying notes. The unaudited pro forma combined income statement has been prepared as if each of the aforementioned events had occurred at the beginning of the year and does not purport to represent what Stage Stores' results of operations actually would have been if each of the aforementioned events had occurred as of the date indicated or will be for any future periods. The unaudited pro forma combined condensed balance sheet was prepared as if the Merger and the Refinancing had occurred on the balance sheet date. The unaudited pro forma financial data are based upon assumptions deemed appropriate by the management of Stage Stores and do not reflect (i) certain cost savings or improvements in sales volume or gross margin related to the acquisition of CR Anthony which Stage Stores believes could be realized as a result of implementing Stage Stores' merchandising, distribution, credit card and other operational programs and (ii) certain capital expenditures anticipated as a result of the Merger. The unaudited pro forma combined financial data is based on the respective historical consolidated financial statements of Stage Stores and CR Anthony and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements which are a part of the separate Annual Reports on Form 10-K for the fifty-two weeks ended February 1, 1997 filed by Stage Stores and CR Anthony and which are incorporated by reference in this Proxy Statement/Prospectus, and the Selected Historical Consolidated Financial and Operating Data shown elsewhere in this Proxy Statement/Prospectus. For the purposes of this pro forma presentation, the Stage Average Closing Price of $20.75 (the closing price of Stage Common Stock as of May 23, 1997) was assumed which results in 3,548,940 shares of Stage Common Stock being issued in exchange for the 9,035,645 Shares (an exchange rate of .393 to 1).

                  UNAUDITED PRO FORMA COMBINED INCOME STATEMENT
                           YEAR ENDED FEBRUARY 1, 1997
                (IN THOUSANDS, EXCEPT EARNINGS PER SHARE AMOUNTS)


                               Historical Financial Data
                                  -------------------
                                                                                    Pro Forma
                                                         IPO and     CR Anthony      Combined
                                   Stage       CR        Uhlmans       Acquisi        Before     Refinancing     Pro Forma
                                   Stores   Anthony(1) Acquisition(2)  tion(3)      Refinancing  Adjustments      Combined
                                  --------   --------   --------       -------       ----------   -------       ----------
Net sales .....................   $776,550   $288,392   $ 16,516(a)    $  --         $1,081,458   $  --         $1,081,458
Cost of sales and related
     buying, occupancy and
     distribution expenses ....    532,563    217,719     12,523(b)     (3,317)(e)      759,488      --            759,488
                                  --------   --------   --------       -------       ----------   -------       ----------
Gross profit ..................    243,987     70,673      3,993         3,317          321,970      --            321,970
Selling, general and
     administrative expenses ..    175,417     60,944      1,821(c)     (6,356)(f)      231,826      --            231,826
                                  --------   --------   --------       -------       ----------   -------       ----------
Operating income ..............     68,570      9,729      2,172         9,673           90,144      --             90,144
Interest, net .................     45,954      1,806    (10,071)(d)      --   (g)       37,689     3,296(h)        40,985
                                  --------   --------   --------       -------       ----------   -------       ----------
Income before income tax and
     extraordinary item .......     22,616      7,923     12,243         9,673           52,455    (3,296)          49,159
Income tax expense(5) .........      8,594      3,090      4,652         3,950           20,286    (1,252)          19,034
                                  --------   --------   --------       -------       ----------   -------       ----------
Income before extraordinary
     item(6) ..................   $ 14,022   $  4,833   $  7,591       $ 5,723 (g)   $   32,169   $(2,044)      $   30,125
                                  ========   ========   ========       =======       ==========   =======       ==========
Earnings per common share data:
Earnings per common share
   before extraordinary item ..   $   0.88                                           $     1.18                 $     1.10
                                  ========                                           ==========                 ==========
Weighted average common
   shares outstanding .........     15,927                                               27,273                     27,273
                                  ========                                           ==========                 ==========

             NOTES TO UNAUDITED PRO FORMA COMBINED INCOME STATEMENT

NOTE 1--CR ANTHONY HISTORICAL FINANCIAL DATA

      Reclassifications have been made to certain historical CR Anthony costs and expenses to reflect a presentation similar to that of Stage Stores. Certain store occupancy expenses (including depreciation) and buying expenses have been reclassified to "Cost of sales and related buying, occupancy and distribution expenses." In its reported financial statements, CR Anthony includes these costs and expenses as "Selling, general and administrative expenses" and as "Depreciation and amortization." Additionally, advertising expenses and depreciation and amortization (not otherwise reclassified to cost of sales) are included in "Selling, general and administrative expenses."

NOTE 2--IPO AND UHLMANS ACQUISITION

      On October 24, 1996, Stage Stores completed the IPO and the related retirement of senior discount debentures, and on June 3, 1996, Stage Stores completed the Uhlmans Acquisition. In connection with the Uhlmans Acquisition, Stage Stores has completed a consolidation program which absorbed the Uhlmans general office functions, including accounting, data processing, merchandising, personnel, credit and distribution into similar functions provided by Stage Stores (the "Uhlmans Consolidation Program"). As a part of the acquisition agreement with the former stockholders of Uhlmans, Stage Stores has paid severance to each individual whose employment was terminated as a result of the Uhlmans Consolidation Program. In addition, all leases associated with Uhlmans' corporate offices and distribution center have been terminated.

      Although the consolidation of the Uhlmans general office functions took place over a period of three months, the unaudited pro forma combined income statement reflects the elimination of the separate Uhlmans general office expenses assuming the consolidation had been fully implemented at the beginning of the period.

      The accompanying pro forma adjustments for the Uhlmans Acquisition reflect the historical operating results for Uhlmans from February 4, 1996 through June 2, 1996 (representing the period in 1996 prior to the closing of the Uhlmans Acquisition) adjusted for the impact of the Uhlmans Consolidation Program and related financing. The accompanying pro forma adjustments related to the IPO reflect the issuance of the 10.75 million shares of Stage Common Stock as well as the retirement of the Stage Stores' senior discount debentures.

        (a) Uhlmans pre-acquisition net sales

        (b) Adjustments to cost of sales and related buying, occupancy and distribution expenses as follows:

         Uhlmans pre-acquisition cost of sales and related
              buying, occupancy and distribution expenses    $ 13,030
         Incremental freight due to use of Stage Stores'
              distribution center ........................         99
         Uhlmans pre-acquisition buying and merchandising
            personnel costs eliminated in connection with
            the Uhlmans Consolidation Program ............       (606)
                                                             --------
                                                             $ 12,523
                                                             ========

        (c) Adjustments to selling, general and administrative expenses as follows:

         Uhlmans pre-acquisition selling, general and
              administrative expenses ......................   $ 3,482
         Amortization of goodwill resulting from the Uhlmans
              Acquisition ..................................       136
         Uhlmans' pre-acquisition general office personnel
              costs eliminated in connection with the Uhlmans'
              Consolidation Program ........................    (1,547)
         Elimination of a professional service agreement
            terminated in connection with the IPO ..........      (250)
                                                               -------
                                                               $ 1,821
                                                               =======

        (d) Adjustment to net interest as follows:

        Incremental interest related to the SRPC notes used
           to finance the Uhlmans' Acquisition .............   $  1,250
        Amortization of debt issue costs related to the SRPC
           notes ...........................................        189
        Elimination of the historical interest expense and
           amortization of debt issue costs associated with the
           senior discount debentures retired in connection
           with the IPO ....................................    (10,956)
        Elimination of Uhlmans' pre-acquisition interest
           expense and amortization
           of debt issue costs .............................       (554)
                                                               --------
                                                               $(10,071)
                                                               ========

      The components of the purchase price of the Uhlmans acquisition, net of cash acquired, were as follows:

Cash acquired ................................................         $   (887)
Cash paid to Uhlmans shareholders ............................           12,023
Uhlmans debt retired .........................................           16,210
                                                                       --------
Total purchase price, net of cash acquired ...................         $ 27,346
                                                                       ========

      The purchase price of the Uhlmans acquisition for accounting purposes was allocated as follows to the assets purchased and the liabilities assumed based upon their fair values:

Current assets, other than cash ...............................        $ 13,923
Property equipment and leasehold improvements .................           3,953
Goodwill ......................................................          17,014
Other assets ..................................................             111
Liabilities assumed ...........................................          (7,655)
                                                                       --------
Total purchase price, net of cash acquired ....................        $ 27,346
                                                                       ========

NOTE 3--CR ANTHONY ACQUISITION

      Stage Stores has formally adopted an integration plan (the "CR Anthony Integration Plan") to absorb CR Anthony's general office functions, including accounting, data processing, merchandising, personnel and distribution into similar functions provided by Stage Stores. Although the CR Anthony Integration Plan is expected to take place over a period of twelve months, the pro forma combined income statement reflects the elimination of the separate CR Anthony general office and distribution center expenses assuming the consolidation had been fully implemented at February 4, 1996.

      As a part of the CR Anthony Integration Plan, Stage Stores has specifically identified the general office employees of CR Anthony who will be terminated as a result of the Merger. Stage Stores has contractually agreed to a severance schedule for each of these individuals whose employment will be terminated as a result of the Merger.

      The acquisition adjustments are based on estimates of Stage Stores' management and are not necessarily indicative of the level of permanent savings for future periods. These pro forma adjustments only give effect to those amounts that are directly related to the CR Anthony Integration Plan. The actual application by Stage Stores of the CR Anthony Integration Plan could result in different levels of savings from the amounts presented in the pro forma combined income statement.

      The accompanying pro forma combined income statement does not reflect certain cost savings or improvements in sales volume or gross margin related to the Merger which Stage Stores believes could be realized as a result of implementing Stage Stores' merchandising, distribution, credit card and other operational programs, nor does it reflect approximately $28.5 million of capital expenditures anticipated in the CR Anthony Integration Plan. Stage Stores expects to finance the majority of this investment through operating cash flows and borrowings under the New Credit Agreement. If such investment, along with the related financing, had been reflected in the unaudited pro forma combined income statement, the incremental depreciation and interest expense would have the following impact:


       Income before income tax and extraordinary item .......   $(3,754)
                                                                 =======
       Income before extraordinary item ......................   $(2,327)
                                                                 =======
       Earnings per common share before extraordinary item ...   $ (0.09)
                                                                 =======

      The application of purchase accounting to the Merger results in an excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed. This excess is treated as goodwill. Based upon the strategic positioning of the CR Anthony stores in relation to Stage Stores' growth strategy and the long operating history and historical profitability of these stores, management believes a 40-year amortization period for this goodwill is appropriate.

      The pro forma combined income statement reflects the impact of the CR Anthony Integration Plan as follows (in thousands):


        (e) Adjustments to cost of sales and related buying, occupancy and distribution expenses as follows:

            Elimination of rental expense related to the
               closure of the CR Anthony distribution center  $  (477)
            Elimination of payroll and associated costs
               associated with the termination of CR
               Anthony's buying staff ...................      (2,840)
                                                              -------
                                                              $(3,317)
                                                              =======

        (f) Adjustments to selling, general and administrative expenses as follows:

        Elimination of CR Anthony's payroll and other
           expenses associated with employees who work at
           the general office which is being closed pursuant
           to the CR Anthony Integration Program ...........   $(7,078)
        Amortization of goodwill resulting from the Merger .       722
                                                               -------
                                                               $(6,356)
                                                               =======

        (g) Stage Stores will acquire all of the Shares for a minimum value of $8.00 per share plus $0.01 for every $0.05 by which the Stage Average Closing Price exceeds $20.00 per share. The exact combination of Stage Common Stock and/or cash to be paid by Stage Stores for each Share will be determined using a formula based upon the Base Price and the Stage Average Closing Price. The Merger Consideration will consist of 100% Stage Common Stock if the Stage Average Closing Price is $20.00 or higher, and the stock percentage will decline in linear fashion to 25% of the Merger Consideration if the Stage Average Closing Price is $15.00. As the Stage Average Closing Price increases over $20.00, the value of the Shares will rise while the number of shares of Stage Common Stock issued will decrease. As the Stage Average Closing Price decreases below $20.00, the value of the Merger Consideration would remain the same while the number of shares of Stage Common Stock to be issued would decrease and cash would increase. For example, if the Stage Average Closing Price is $15.00 per share, the number of shares of Stage Common Stock issued would be 1,205 with the CR Anthony Stockholders receiving $54,210 of the purchase price in cash. Stage Stores intends to fund any cash portion of the purchase price through borrowings. Accordingly, if the Stage Average Closing Price decreases to $15.00 per share, net income before extraordinary item prior to the impact of the refinancing would be $29,729 as a result of additional interest expense resulting from additional indebtedness used to finance the cash portion of the purchase price, pro forma weighted average shares outstanding prior to the impact of the refinancing would be 24,929 and earnings per share before extraordinary item prior to the impact of the refinancing would be $1.19.

NOTE 4--REFINANCING ADJUSTMENTS

        (h) Adjustments to net interest as follows:

        Interest expense associated with the Refinancing ..   $ 29,250
        Amortization of debt issue costs associated with
           the Refinancing ................................      1,686
        Elimination of interest expense associated with the
           Existing Notes .................................    (26,251)
        Elimination of amortization of debt issue costs
           associated with the Existing Notes .............     (1,389)
                                                              --------
                                                              $  3,296
                                                              ========

      The pro forma presentation set forth herein assumes an interest rate of 9.25% and 9.75% for the Senior Notes and Senior Subordinated Notes, respectively, to be issued in the Offering. A 1/4% increase or decrease in the interest rate on the Senior Notes would impact interest expense by $500 and a 1/4% increase or decrease in the interest rate on the Senior Subordinated Notes would impact interest expense by $250.

NOTE 5--INCOME TAXES

      Pro forma adjustments to record the provision or benefit for income taxes have been made assuming a tax rate of 38%, based upon the statutory federal and state income tax rates. Theses adjustments result in a pro forma combined effective tax rate of 38.7%.

NOTE 6--NON-RECURRING CHARGES

      In the fiscal quarter in which the Refinancing is consummated (currently expected to be the second quarter of 1997), Stage Stores expects to incur non-recurring charges, net of tax, totaling approximately $16.9 million in connection with the early retirement of the Existing Notes, the replacement of certain existing credit agreements and the write-off of related debt issue costs.

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                FEBRUARY 1, 1997
                                 (IN THOUSANDS)

                                       Historical
                                 ------------------------    CR Anthony
                                   Stage          CR         Acquisition          Refinancing         Pro Forma
                                   Stores       Anthony     Adjustments(1)(2)    Adjustments(3)        Combined
           ASSETS                ----------    ----------   --------------       --------------       ----------
Cash and cash equivalents ....   $   18,286    $    3,139   $      (19,596)(a)   $        9,000(h)    $   10,829
Undivided interest in
 accounts receivable trust ...       80,672         3,295             --                   --             83,967
Merchandise inventories ......      187,717        84,280             --                   --            271,997
Prepaid expenses .............       15,690         2,726             --                   --             18,416
Other current assets .........       32,797         1,005             --                   --             33,802
                                 ----------    ----------   --------------       --------------       ----------
     Total current assets ....      335,162        94,445          (19,596)               9,000          419,011

Property, equipment and
 leasehold improvements, net..      111,189        17,022             --                   --            128,211
Goodwill, net ................       47,173          --             28,858(b)              --             76,031
Other assets .................       15,759         7,261             --                  6,038(i)        29,058
                                 ----------    ----------   --------------       --------------       ----------
                                 $  509,283    $  118,728   $        9,262       $       15,038       $  652,311
                                 ==========    ==========   ==============       ==============       ==========
       LIABILITIES AND
    STOCKHOLDERS' EQUITY
Accounts payable .............   $   54,336    $   19,491   $         --         $         --         $   73,827
Accrued expenses and other
 current liabilities .........       45,607        11,408           22,422(c)           (21,365)(j)       58,072
                                 ----------    ----------   --------------       --------------       ----------
     Total current liabilities       99,943        30,899           22,422              (21,365)         131,899
Long-term debt ...............      298,453        14,742          (14,742)(d)           53,314(k)       351,767
Other long-term liabilities ..       12,638         1,028             --                   --             13,666
Deferred income taxes ........        5,983          --               --                   --              5,983
                                 ----------    ----------   --------------       --------------       ----------
     Total liabilities .......      417,017        46,669            7,680               31,949          503,315
                                 ----------    ----------   --------------       --------------       ----------
Common stock .................          233            90              (54)(e)             --                269
Additional paid-in capital ...      169,811        57,307           16,298(f)              --            243,416
Accumulated deficit ..........      (77,778)       14,662          (14,662)(g)          (16,911)(l)      (94,689)
                                 ----------    ----------   --------------       --------------       ----------
Stockholders' equity .........       92,266        72,059            1,582              (16,911)         148,996
                                 ----------    ----------   --------------       --------------       ----------
                                 $  509,283    $  118,728   $        9,262       $       15,038       $  652,311
                                 ==========    ==========   ==============       ==============       ==========

          NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

NOTE 1--CR ANTHONY ACQUISITION ADJUSTMENTS

   The pro forma acquisition adjustments represent the estimated adjustments necessary to state the historical assets and liabilities of CR Anthony at their estimated fair values and the recognition of the excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed as goodwill. Consideration for the Merger will consist of 100% Stage Common Stock if the Stage Average Closing Price is $20.00 or higher, and the stock percentage will decline in linear fashion to 25% of the consideration if the Stage Average Closing Price is $15.00. As the Stage Average Closing Price increases over $20.00, the value of the shares of CR Anthony common stock will rise while the number of shares of Stage Common Stock issued will decrease. As the Stage Average Closing Price decreases below $20.00, the value of the consideration will remain at $8.00 per share while the number of shares of Stage Common Stock to be issued will decrease and cash will increase. For example, if the Stage Average Closing Price is $15.00 per share, the number of shares of Stage Common Stock issued would be 1,204,753. For purposes of this pro forma presentation, a Stage Average Closing Price (the closing price on May 23, 1997) of $20.75 was assumed which results in 3,548,940 shares of Stage Common Stock being issued.

   The accompanying unaudited pro forma combined condensed balance sheet does not reflect certain cost savings or improvements in sales volume or gross margin related to the Merger which the Company believes could be realized as a result of implementing the Company's merchandising, distribution, credit card, and other operational programs, nor does it reflect approximately $28.5 million of capital expenditures anticipated in the CR Anthony Integration Plan. The Company expects to finance this investement through operating cash flows and borrowings under the New Credit Agreement.

   The acquisition adjustments shown on the pro forma combined condensed balance sheet reflect (in thousands):

       (a)   Adjustments to cash as follows:

       Cash paid to retire the outstanding CR Anthony Options   $ (4,854)
       Retirement of CR Anthony indebtedness ................    (14,742)
                                                                --------
                                                                $(19,596)
                                                                ========

             In accordance with EITF 85-45, CR Anthony will record a $5,017 charge in its historical financial statements upon retirement of the outstanding CR Anthony options. Such charge is not reflected in the accompanying pro forma income statement.

       (b)   Recognition of goodwill (See note 2 below)

       (c) Adjustments to accrued expenses and other current liabilities as follows:

         Severance due CR Anthony employees who work at
             the general office terminated pursuant to the
         CR Anthony Integration Plan ........................   $ 4,300
         Transaction fees ...................................     3,000
         One-time costs associated with the closed facilities    15,122
                                                                -------
                                                                $22,422
                                                                =======

       (d)   Retirement of CR Anthony indebtedness

       (e)   Adjustments to common stock as follows:

                  Issuance of Stage Common Stock ...........   $ 36
                  Retirement of CR Anthony common stock ....    (90)
                                                               ----
                                                               $(54)
                                                               ====

       (f)   Adjustments to additional paid-in capital as follows:

        Increase in Stage Stores paid-in capital as a result
            of issuance of Stage Common Stock ..............   $ 73,605
        Elimination of CR Anthony's paid-in capital ........    (57,307)
                                                               --------
                                                               $ 16,298
                                                               ========

       (g)   Elimination of CR Anthony's historical retained earnings

NOTE 2--CR ANTHONY PURCHASE PRICE

   The assumed components of the purchase price, net of cash acquired, are as follows:

         Cash acquired ....................................   $ (3,139)
         Cash paid to CR Anthony option holders ...........      4,854
         Value of Stage Stores common stock issued ........     73,641
         CR Anthony debt retired ..........................     14,742
                                                              --------
         Total purchase price, net of cash acquired .......   $ 90,098
                                                              ========

The assumed purchase price of CR Anthony for accounting purposes is allocated as follows to the assets purchased and the liabilities assumed based upon the estimated fair values.

         Current assets, other than cash ..................   $ 91,306
         Property equipment and leasehold improvements ....     17,022
         Goodwill .........................................     28,858
         Other assets .....................................      7,261
         Liabilities assumed ..............................    (54,349)
                                                              --------
         Total purchase price, net of cash acquired .......   $ 90,098
                                                              ========

NOTE 3--REFINANCING ADJUSTMENTS

   The following assumes 100% of the Existing Notes are tendered pursuant to the Tender Offers and 100% of the consent payments have been paid pursuant to the Consent Solicitations.

       (h)   Sources and uses of cash as follows:

     SOURCES OF FUNDS
     Notes ...................................................   $ 300,000
     USES OF FUNDS
     Retirement of existing senior notes(1) ..................    (137,250)
     Retirement of existing senior subordinated notes(1) .....    (129,800)
     Payment of costs associated with the Offering, the Tender
          Offers and the Consent Solicitations and the New Credit
          Agreement ..........................................     (12,950)
     Payment of accrued interest relating to debt retired ....     (11,000)
                                                                 ---------
     Net change in cash and cash equivalents .................   $   9,000
                                                                 =========
     ----------
     (1) Includes premiums related to the Tender Offers and consent fees related to the Consent Solicitations

       (i)   Adjustments to other assets as follows:

     Debt issue costs associated with the Refinancing .........   $ 11,950
     Write-off of debt issue costs related to the retirement of
         Existing Notes .......................................     (5,912)
                                                                  --------
                                                                  $  6,038
                                                                  ========

       (j) Adjustments to accrued expenses and other current liabilites as follows:

     Reduction of income taxes payable resulting from the
          extraordinary charge for loss on early retirement
          of debt.............................................   $(10,365)
     Payment of accrued interest .............................    (11,000)
                                                                 --------
                                                                 $(21,365)
                                                                 ========

       (k)   Adjustments to long-term debt as follows:

         Retirement of existing senior notes ............   $(130,000)
         Retirement of existing senior subordinated notes    (116,686)
         Issuance of notes to be issued in the Offering .     300,000
                                                            ---------
                                                            $  53,314
                                                            =========

       (l) Extraordinary charge, net of tax, in connection with the early retirement of the Existing Notes, the replacement of certain existing credit agreements and the write-off of related debt issue costs.

                                  THE COMPANIES

C.R. ANTHONY COMPANY

   C.R. Anthony Company, an Oklahoma corporation, is a regional retailer of moderately priced family apparel operating under the names "Anthonys" and "Anthonys Limited" with the majority of its stores in smaller communities throughout the southwestern and midwestern United States. CR Anthony's operating philosophy is to offer brand apparel, including footwear, for the entire family at price levels that provide value to the customer relative to other options available. All of the stores operated by CR Anthony offer value priced merchandise with a focus on casual men's, women's and children's apparel and shoes. Denim has historically been the largest category for CR Anthonys, under the Chic, Lee, Levi, Wrangler and various other labels. At February 1, 1997, CR Anthony operated 224 stores, predominantly located in strip shopping centers, of which 199 stores are currently operated under the name "Anthonys" and 24 under the name "Anthonys Limited." CR Anthony's stores are located in thirteen states, primarily in Arkansas, Kansas, Louisiana, Montana, New Mexico, Oklahoma and Texas. The principal executive office of CR Anthony is located at 701 North Broadway, Oklahoma City, Oklahoma 73102, telephone number (405) 278-7400.

STAGE STORES, INC.

   Stage Stores, Inc., a Delaware corporation, is a retail apparel company that operates retail stores featuring well known, brand name family apparel in over 200 small towns and communities across the central United States. As of February 1, 1997, Stage Stores operated 315 stores through its "Stage", "Bealls" and "Palais Royal" trade names in 19 states throughout the central United States. Approximately 78% of these stores are located in small markets and communities with as few as 4,000 people. The remainder of Stage Stores' stores operate in metropolitan areas, primarily in suburban Houston. Stage Stores' merchandise offerings include a carefully edited but broad selection of branded, moderately priced, fashion apparel, accessories, fragrances and cosmetics and footwear for women, men and children. Over 85% of 1996 sales consisted of branded merchandise, including nationally recognized brands such as Levi Strauss, Liz Claiborne, Chaps/Ralph Lauren, Calvin Klein, Guess, Hanes, Nike, Reebok and Haggar Apparel. Stage Stores' principal executive offices are located at 10201 Main Street, Houston, Texas 77002, telephone number (713) 667-5601.

                    OTHER LEGAL MATTERS; REGULATORY APPROVAL

GENERAL

   Except as otherwise disclosed herein, based on representations and warranties made by CR Anthony in the Merger Agreement and a review of publicly available information by CR Anthony with the Commission, Stage Stores is not aware of (i) any license or regulatory permit that appears to be material to the business of CR Anthony and its subsidiaries, taken as a whole, that might be adversely affected as a result of the acquisition of Shares by Stage Stores pursuant to the Merger, or (ii) any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required for the acquisition or ownership of Shares by Stage Stores as contemplated herein. Should any such approval or other action be required, Stage Stores currently contemplates that such approval or action would be sought.

ANTITRUST

   Under the HSR Act, and the rules that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. On April 4, 1997, CR Anthony and Stage Stores each filed with the Antitrust Division and the FTC a Notification and Report Form with respect to the Merger. On May 4, 1997, the waiting period under the HSR Act expired without a request from the FTC or the Antitrust Division for additional information.

STATE TAKEOVER STATUTES

   As an Oklahoma corporation, CR Anthony is subject to Section 1090.3 ("Section 1090.3") of the Oklahoma Act. Section 1090.3 would prevent an "Interested Shareholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "Business Combination" (as defined in Section 1090.3) with CR Anthony for three years following the date such person became an Interested Shareholder unless: (i) before such person became an Interested Shareholder, the CR Anthony Board approved the transaction in which the Interested Shareholder became an Interested Shareholder or approved the Business Combination, (ii) upon consummation of the transaction which resulted in the Interested Shareholder becoming an Interested Shareholder, the Interested Shareholder owned at least 85% of the voting stock of CR Anthony outstanding at the time that the transaction commenced (excluding stock held by directors who are also officers and by employee stock ownership plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) on or subsequent to the transaction in which such person became an Interested Shareholder, the Business Combination is (x) approved by the board of directors of the corporation and (y) authorized at an annual or special meeting of shareholders by the affirmative vote of the holders of at least two-thirds (66 2/3%) of the outstanding voting stock of CR Anthony not owned by the Interested Shareholder. In accordance with the provisions of
Section 1090.3, the CR Anthony's Board has approved the transactions contemplated by the Merger Agreement. Accordingly, the transactions contemplated by the Merger Agreement are exempt from the provisions of Section 1090.3.

   A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law, and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

   CR Anthony, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Stage Stores does not know whether any of these laws will, by their terms, apply to the Merger and has not complied with any such laws. Should any person seek to apply any state takeover law, Stage Stores will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws is applicable to the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Merger, Stage Stores might be required to file certain information with, or receive approvals from, the relevant state authorities.

           RESTRICTIONS ON RESALES OF STAGE COMMON STOCK BY AFFILIATES

   The shares of Stage Common Stock to be issued to the Stockholders in the Merger are being registered under the Securities Act pursuant to the Registration Statement. However, because some Stockholders are or may be affiliates of CR Anthony at the time of the Special Meeting, such persons will not be able to resell the Stage Common Stock received by them in the Merger unless such Stage Common Stock is registered for resale under the Securities Act, is sold in compliance with an exemption from the registration requirements of the Securities Act or is sold in compliance with Rule 145 under the Securities Act.

   Pursuant to Rule 145 under the Securities Act, the sale of Stage Common Stock acquired by such affiliates of CR Anthony pursuant to the Merger will be subject to certain restrictions. Such persons may sell Stage Common Stock under Rule 145 only if (i) Stage Stores has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months, (ii) the Stage Common Stock is sold in a "broker's transaction," which is defined in Rule 144 under the Securities Act as a sale in which (a) the seller does not solicit or arrange for orders to buy the securities, (b) the seller does not make any payment other than to a broker, (c) the broker does no more than execute the order and receive a nominal commission and (d) the broker does not solicit customer orders to buy the securities, and (iii) such sale and all other sales made by such person within the preceding three months do not collectively exceed the greater of (x) 1% of the outstanding shares of Stage Common Stock and (y) the average weekly trading volume of Stage Common Stock on all national securities exchanges during the four-week period preceding the sale.

                   DESCRIPTION OF STAGE STORES CAPITAL STOCK

   As of May 3, 1997, Stage Stores' authorized capital stock consisted of 75,000,000 shares of Common Stock, par value $0.01 per share, 3,000,000 shares of Class B Common Stock, par value $0.01 per share, and 2,500 shares of preferred stock, par value $1.00 per share (the "Preferred Stock"). The descriptions set forth below of the Stage Common Stock and the Stage Stores Preferred Stock constitute brief summaries of certain provisions of the Stage Stores Charter and the Stage Stores Bylaws and are qualified in their entirety by reference to the relevant provisions of such documents, all of which are filed as exhibits to the Registration Statement of which this Proxy Statement/Prospectus is a part and are incorporated herein by reference.

STAGE COMMON STOCK

   As of May 3, 1997, there were 22,047,899 shares of Stage Common Stock outstanding held by 97 holders of record. The issued and outstanding shares of Stage Common Stock are validly issued, fully paid and nonassessable. Subject to the prior rights of the holders of any Preferred Stock and restrictions contained in Stage Stores' indebtedness, the holders of outstanding shares of Stage Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board may from time to time determine.

   The shares of Stage Common Stock are not redeemable or convertible, and the holders thereof have no preemptive or subscription rights to purchase any securities of Stage Stores. Upon liquidation, dissolution or winding up of Stage Stores, the holders of Stage Common Stock are entitled to receive pro rata, along with the holders of Stage Common Stock, the assets of Stage Stores which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of Preferred Stock then outstanding.

   The Stage Common Stock is listed on NASDAQ under the symbol "STGE."

   The outstanding shares of Stage Common Stock are, and the shares of Stage Common Stock to be issued in connection with the Merger will be, fully paid and nonassessable. Additional shares of Stage Common Stock may be issued, as authorized by the board of directors of Stage Stores from time to time, without stockholder approval, except any stockholder approval required by NASDAQ.

STAGE STORES CLASS B COMMON STOCK

   Unless otherwise required by law, holders of the Stage Stores Class B Common Stock are not entitled to vote on matters submitted to a vote of stockholders, including the election of directors. Holders of Stage Stores Class B Common Stock may elect at any time to convert any or all of such shares into Stage Common Stock, on a share for share basis, to the extent such holder is not prohibited from owning additional voting securities by virtue of regulatory restrictions.

   As of May 3, 1997, there were 1,250,584 shares of Stage Stores Class B
Common Stock outstanding held by one holder of record. The issued and outstanding shares of Stage Stores Class B Common Stock are validly issued, fully paid and nonassessable. Subject to the prior rights of the holders of any Stage Stores Preferred Stock and restrictions contained in Stage Stores' indebtedness, the holders of outstanding shares of Stage Stores Class B Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board may from time to time determine.

   The shares of Stage Stores Class B Common Stock are not redeemable or convertible other than into shares of Stage Common Stock, and the holders thereof have no preemptive or subscription rights to purchase any securities of Stage Stores. Upon liquidation, dissolution or winding up of Stage Stores, the holders of Stage Stores Class B Common Stock are entitled to receive pro rata, along with the holders of Stage Common Stock, the assets of Stage Stores which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of Stage Stores Preferred Stock then outstanding.

STAGE STORES PREFERRED STOCK

   As of May 3, 1997, there were no shares of Preferred Stock outstanding. The Stage Stores board of directors may, without further action by the Stage Stores' stockholders, from time to time, direct the issuance of additional shares of Preferred Stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of Preferred Stock would reduce the amount of funds available for the payment of dividends on shares of Stage Common Stock. Holders of shares of Preferred Stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Stage Stores before any payment is made to the holders of shares of Stage Common Stock. Under certain circumstances, the issuance of shares of Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Stage Stores' securities or the removal of incumbent management. The Stage Stores board of directors, without stockholder approval, may issue shares of Preferred Stock with voting and conversion rights which could adversely affect the holders of shares of Stage Common Stock. Stage Stores currently has no present intention to issue any shares of Preferred Stock.

                        COMPARISON OF STOCKHOLDER RIGHTS

   Stage Stores is a Delaware corporation subject to the provisions of the Delaware General Corporation Law, as amended (the "Delaware Act") and CR Anthony is an Oklahoma corporation subject to the Oklahoma Act. The rights of current Stockholders are governed by CR Anthony's Restated Certificate of Incorporation (the "CR Anthony Charter"), CR Anthony's Bylaws (the "CR Anthony Bylaws") and the Oklahoma Act. If the Forward Merger is effected, upon consummation of the Forward Merger, holders of Shares who receive Stage Common Stock in exchange for their Shares will become stockholders of Stage Stores and, at the Effective Time, their rights as stockholders will be determined by Stage Stores' Restated Certificate of Incorporation (the "Stage Stores Charter"), Stage Stores' Amended and Restated Bylaws (the "Stage Stores Bylaws") and the Delaware Act.

   The following is a summary of the material differences in the rights of Stockholders under the CR Anthony Charter and the CR Anthony Bylaws and the rights of stockholders of Stage Stores under the Stage Stores Charter and the Stage Stores Bylaws. The following discussion does not purport to be a complete discussion of, and is qualified in its entirety by reference to, the Oklahoma Act and the Delaware Act and the Stage Stores Charter, the CR Anthony Charter, the Stage Stores Bylaws and the CR Anthony Bylaws.

                CR Anthony                           Stage Stores
                ----------                           ------------

AUTHORIZED CAPITAL STOCK

The authorized capital stock of CR      The authorized capital stock of Stage
Anthony consists of 50,000,000          Stores consists of 75,000,000 shares of
shares of voting common stock,          voting common stock, par value $0.01 per
$0.01 par value per share.              share, 3,000,000 shares of
                                        nonvoting Class B common stock, par
                                        value $0.01 per share, and 2,500
                                        shares of preferred stock, par value
                                        $1.00 per share.
VOTING RIGHTS

Holders of the Shares are entitled      Holders of Stage Common Stock are
to full voting rights, with one         entitled to full voting rights, with
vote for each share held of record      one vote for each share held of
on all matters submitted to a vote      record on all matters submitted to a
of stockholders.                        vote of stockholders.

                                        Holders of Stage Stores Class B Common
                                        Stock are not entitled to vote on
                                        matters submitted to a vote of
                                        stockholders, including the election of
                                        directors. Holders of Stage Stores Class
                                        B Common Stock may elect at any time to
                                        convert any or all of such shares into
                                        Stage Common Stock, on a share for share basis, to the extent such holder is not prohibited from owning additional voting securities by virtue of regulatory restrictions.
BOARD OF DIRECTORS

                CR Anthony                           Stage Stores
                ----------                           ------------

The CR Anthony Board is divided         The Stage Stores Charter provides
into two classes of directors with      that, subject to any rights of the
directors serving one-year terms.       holders of any series of Preferred
The CR Anthony Charter provides         Stock to elect additional directors
that the number of directors shall      under specified circumstances, the
be fixed from time to time by the       number of directors shall be fixed by
CR Anthony Board.  Currently, the       resolution adopted by the affirmative
number of CR Anthony directors is       vote of the majority of the total
fixed at five.                          number of directors then in office.
                                        Currently, the number of Stage Stores
                                        directors is fixed at eight.

PAYMENT OF DIVIDENDS TO STOCKHOLDERS

The CR Anthony Bylaws provide that      The Stage Stores Bylaws provide that
the CR Anthony Board may declare        its board of directors may declare
dividends from time to time out of      dividends at any regular or special
funds legally available therefor.       meeting, in accordance with
                                        applicable law.

                                        As of May 3, 1997, there were no shares
                                        of Stage Stores Preferred Stock
                                        outstanding. The Stage Stores board of
                                        directors may, without further action by the Stage Stores' stockholders, from time to time, direct the issuance of additional shares of Stage Stores Preferred Stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of Stage Stores Preferred Stock would reduce the amount of funds available for the payment of dividends on shares of Stage Common Stock.

SPECIAL MEETING OF STOCKHOLDERS

The CR Anthony Bylaws provide that      The Stage Stores Bylaws provide that
special meetings of Stockholders        special meetings of stockholders may be
may be called at any time by the        called only in the manner provided in
chief executive officer or by the       the Stage Stores Charter. The Stage
board of directors.                     Stores Charter provides that, subject to
                                        the rights of any series of Preferred
                                        Stock, special meetings
                                        of stockholders may be called only by
                                        either the board of directors
                                        pursuant to a majority vote of the
                                        directors then in office or the
                                        executive officer.

STOCKHOLDER CONSENT TO ACTION WITHOUT A MEETING

Section 1073 of the Oklahoma Act        Under Delaware Act Section 228, unless
is substantially similar to             otherwise provided in a corporation's
Section 228 of the Delaware Act.        certificate of incorporation, any action
The CR Anthony Charter also             required to be taken at an annual
prohibits stockholder action by         meeting or special meeting of the
written consent.                        stockholders may be taken without such a
                                        meeting, without prior notice and
                                        without a vote if a consent in writing,
                                        setting forth the action to be taken, is signed by the holders of outstanding stock representing the number of shares necessary to take such action at a meeting at which all shares entitled to vote were present. The
                                        Stage Stores Charter prohibits
                                        stockholder action by written consent.

LIQUIDATION RIGHTS

                CR Anthony                           Stage Stores
                ----------                           ------------

In the event of any liquidation,        In the event of any liquidation,
dissolution or winding up of CR         dissolution or winding up of Stage
Anthony, all assets and funds of the    Stores, all assets and funds of
company remaining after the payment     the company remaining after the
to the holders of any preferred stock   payment to the holders of any
of any preferential amounts to which    preferred stock of any preferential
such holders are entitled, shall be     amounts to which such holders are
divided and distributed pro rata        entitled, shall be divided and
among the holders of the Shares.        distributed pro rata among the holders
                                        of the Stage Common Stock and the Stage
                                        Stores Class B Common Stock.

                                        As of May 3, 1997 there were no shares
                                        of Stage Stores Preferred Stock
                                        outstanding. The Stage Stores board of
                                        directors may, without further action by the Stage Stores' stockholders, from time to time, direct the issuance of additional shares of Preferred Stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Holders of shares of Preferred Stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Stage Stores before any payment is made to the holders of shares of Stage Common Stock. See "DESCRIPTION OF STAGE STORES CAPITAL STOCK - Stage Stores Preferred Stock."

AMENDMENT OF BYLAWS

The CR Anthony Charter provides         Section 109 of the Delaware Act
that  the Stockholders are              provides that the stockholders
entitled to vote on the approval        entitled to vote have the power to
of any amendment to or repeal of        adopt, amend or repeal bylaws and
the CR Anthony bylaws.  The CR          that a corporation may, in its
Anthony Bylaws provide that the CR      certificate of incorporation, confer
Anthony Bylaws may be altered,          such powers on the board of
amended, repealed or new bylaws         directors.  In accordance with the
adopted by the approval of holders      Stage Stores Charter, the Stage
of two-thirds (66 2/3%) of all the      Stores Bylaws may be altered, amended
issued and outstanding shares of        or repealed by either the affirmative
common stock of CR Anthony              vote of 70% of the total number of
entitled to vote.                       directors then in office or the
                                        affirmative vote of a majority of the
                                        outstanding shares of Stage Common
                                        Stock entitled to vote.

                CR Anthony                           Stage Stores
                ----------                           ------------

AMENDMENT OF CERTIFICATE OF INCORPORATION

Section 1077 of the Oklahoma Act        Section 242 of the Delaware Act provides
is substantially similar to             that a Delaware corporation may amend
Section 242 of the Delaware Act.        its certificate of incorporation in any
The CR Anthony Charter may be           respect provided that the amendment
amended with the approval of the        contains only provisions which would
holders of two-thirds (66 2/3%) of      have been lawful in the original
all of the issued and outstanding       certificate of incorporation. A majority
shares of common stock entitled to      of the shares entitled to vote as well
vote.                                   as a majority of shares of each class
                                        entitled to vote thereon is required to
                                        amend the certificate of incorporation.
                                        Notwithstanding any provision in the
                                        certificate of incorporation to the
                                        contrary, the Delaware Act provides that any shares which are adversely affected by an amendment are entitled to vote on that amendment. If shares of any class are affected adversely while other shares of that same class are not so affected, then those shares affected shall vote as a separate class. Generally, the Stage Stores
                                        Charter may be amended as prescribed
                                        by the Delaware Act.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

Section 1031 of the Oklahoma Act        Section 145 of the Delaware Act provides
is substantially similar to             that a corporation may indemnify any
Section 145 of the Delaware Act.        person who is a party to any action,
The CR Anthony Charter and CR           suit or proceeding by reason of the fact
Anthony Bylaws provide that CR          that he or she was a director, officer,
Anthony shall indemnify its             employee or agent of the corporation or
directors and officers to the           is or was serving at the request of the
fullest extent authorized or            corporation as a director, officer,
permitted by law.                       employee or agent or another entity at
                                        the request of the corporation,
                                        provided that such person acted in good
                                        faith and in a manner such person
                                        reasonably believed to be in or not
                                        opposed to the best interests of the
                                        corporation. The Stage Stores Bylaws
                                        provide for indemnification of officers, directors, employees and agents, to the extent permitted by the Delaware Act.

                CR Anthony                           Stage Stores
                ----------                           ------------

REMOVAL OF DIRECTORS

Section 1027 of the Oklahoma Act        Under Section 141 of the Delaware Act,
is substantially similar to             any director or the entire board of
Section 141 of the Delaware Act.        directors may be removed, with or
The CR Anthony Charter provides         without cause, by the holders of a
that a director may be removed by       majority of the shares entitled to vote
the Stockholders only for cause         at an election of directors, except (i)
and with the approval of the            unless the certificate of incorporation
holders of two-thirds (66 2/3%) of      otherwise provides, in the case of a
all of the issued and outstanding       corporation having a classified board,
shares of common stock entitled to      stockholders may effect such removal
vote.  CR Anthony does not have         only for cause, and (ii) in the case of
cumulative voting.                      a corporation having cumulative voting,
                                        if less than the entire board is to be
                                        removed, no director may be removed
                                        without cause if the votes cast against
                                        his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors or, if there are classes of directors, at an election of the class of directors of which he or she is a part, and (iii) when the certificate of incorporation provides that a class or series, voting as a class, is entitled to elect one or more directors, any director so elected may be removed only by the applicable vote of that class or series, voting as a class. Stage Stores does not have cumulative voting. The
                                        Stage Stores Charter provides that no
                                        director may be removed without cause
                                        and without a majority vote of holders
                                        of the Stage Common Stock.

STOCKHOLDER RIGHTS PLANS

The Oklahoma Act does not contain       The Delaware Act does not contain any
any provisions allowing or              provisions allowing or prohibiting
prohibiting stockholder rights          stockholder rights plans. Delaware
plans. CR Anthony does not have a       courts have permitted the adoption of
rights plan in effect.                  stockholder rights plans. Stage
                                        Stores does not have a rights plan in
                                        effect.

                                     EXPERTS

   The consolidated financial statements of Stage Stores and subsidiaries incorporated in this Proxy Statement/Prospectus by reference to the Stage Stores Annual Report on Form 10-K for the year ended February 1, 1997 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

   The consolidated financial statements incorporated in this Proxy Statement/Prospectus by reference from CR Anthony's Annual Report on Form 10-K for the 52 weeks ended February 1, 1997, the 53 weeks ended February 3, 1996 and the 52 weeks ended January 29, 1995 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given their authority as experts in accounting and auditing.

                                  LEGAL MATTERS

   The validity of the shares of Stage Common Stock to be issued in connection with the Merger and offered hereby will be passed upon by Kirkland & Ellis. In addition, Kirkland & Ellis and McKinney, Stringer & Webster, P.C. will deliver opinions to CR Anthony and Stage Stores, respectively, as to certain tax matters.

                                     ANNEX A

                          AGREEMENT AND PLAN OF MERGER

                                     BETWEEN

                               STAGE STORES, INC.

                                       AND

                              C.R. ANTHONY COMPANY

                                  March 5, 1997

                                TABLE OF CONTENTS

                                                                            PAGE

Section 1.  DEFINITIONS ...................................................    1

Section 2.  BASIC TRANSACTION .............................................    6
     a. MERGER ALTERNATIVES ...............................................    6
     b. THE CLOSING .......................................................    7
     c. ACTIONS AT THE CLOSING ............................................    7
     d. EFFECT OF MERGER ..................................................    7
     e. PROCEDURE FOR PAYMENT .............................................    9
     f. CLOSING OF TRANSFER RECORDS .......................................    9
     g. DISSENTING HOLDERS OF CRA SHARES ..................................   10

Section 3.  REPRESENTATIONS AND WARRANTIES OF CRA .........................   10
     a. ORGANIZATION, QUALIFICATION, AND CORPORATE POWER ..................   10
     b. CAPITALIZATION OF CRA AND ITS SUBSIDIARIES ........................   10
     c. AUTHORIZATION OF TRANSACTION ......................................   11
     d. NONCONTRAVENTION ..................................................   11
     e. FILINGS WITH THE SEC ..............................................   12
     f. FINANCIAL STATEMENTS ..............................................   12
     g. ABSENCE OF CERTAIN DEVELOPMENTS ...................................   12
     h. LITIGATION ........................................................   14
     i. UNDISCLOSED LIABILITIES ...........................................   14
     j. TAXES .............................................................   15
     k. ENVIRONMENTAL MATTERS .............................................   16
     l. EMPLOYEE MATTERS ..................................................   17
     m. LABOR MATTERS .....................................................   17
     n. EMPLOYEE BENEFIT PLANS ............................................   18
     o. PROPRIETARY RIGHTS ................................................   19
     p. CONTRACTS .........................................................   20
     q. BOOKS AND RECORDS .................................................   21
     r. INSURANCE .........................................................   21
     s. REAL PROPERTY .....................................................   22
     t. TRANSACTIONS WITH AFFILIATES ......................................   24
     u. ACCOUNTS RECEIVABLE ...............................................   24
     v. INVENTORY .........................................................   24
     w. SUFFICIENCY OF ASSETS .............................................   24
     x. BOARD RECOMMENDATION ..............................................   24
     y. BROKERS' FEES .....................................................   24
     z. DISCLOSURE ........................................................   25
     aa. TAX-FREE REORGANIZATION REQUIREMENTS .............................   25

                                Annex A - Page i

Section 4.  REPRESENTATIONS AND WARRANTIES OF SSI AND MERGER SUB ..........   25
     a. ORGANIZATION ......................................................   25
     b. CAPITALIZATION ....................................................   25
     c. AUTHORIZATION OF TRANSACTION ......................................   26
     d. NONCONTRAVENTION ..................................................   26
     e. FILINGS WITH THE SEC ..............................................   26
     f. FINANCIAL STATEMENTS ..............................................   26
     g. DISCLOSURE ........................................................   27
     h. INVESTMENT COMPANY ................................................   27
     i. ABSENCE OF CERTAIN DEVELOPMENTS ...................................   27
     j. LITIGATION ........................................................   27
     k. TAXES .............................................................   27
     l. ENVIRONMENTAL .....................................................   27
     m. EMPLOYEE BENEFITS PLAN ............................................   28
     n. BOOKS AND RECORDS .................................................   28
     o. INSURANCE .........................................................   28
     p. BROKER'S FEE ......................................................   28

Section 5.  COVENANTS .....................................................   28
     a. GENERAL ...........................................................   28
     b. NOTICES AND CONSENTS ..............................................   28
     c. REGULATORY MATTERS AND APPROVALS ..................................   28
     d. AGREED UPON PROCEDURE LETTER/COMFORT LETTER .......................   30
     e. LISTING OF SSI SHARES .............................................   30
     f. CRA OPERATION OF BUSINESS .........................................   30
     g. FULL ACCESS .......................................................   31
     h. NOTICE OF DEVELOPMENTS ............................................   32
     i. ACQUISITION PROPOSALS .............................................   32
     j. AFFILIATE AGREEMENTS ..............................................   32
     k. CLOSING DOCUMENTS .................................................   32
     l. DIRECTORS AND OFFICER'S INSURANCE .................................   32
     m. SEVERANCE AGREEMENTS ..............................................   33
     n. OPTION CANCELLATION AGREEMENTS ....................................   33

Section 6.  CONDITIONS TO CLOSING .........................................   33
     a. CONDITIONS TO OBLIGATIONS OF SSI AND MERGER SUB ...................   33
     b. CONDITIONS TO OBLIGATIONS OF CRA ..................................   35

Section 7.  TERMINATION AND ITS CONSEQUENCES ..............................   36
     a. TERMINATION OF AGREEMENT ..........................................   36
     b. CONSEQUENCES OF CERTAIN TERMINATIONS ..............................   37

Section 8.  MISCELLANEOUS .................................................   37
     a. SURVIVAL ..........................................................   37
     b. PRESS RELEASES AND PUBLIC ANNOUNCEMENTS ...........................   37
     c. NO THIRD PARTY BENEFICIARIES ......................................   38
     d. ENTIRE AGREEMENT ..................................................   38
     e. SUCCESSION AND ASSIGNMENT .........................................   38

                                Annex A - Page ii

     f. COUNTERPARTS ......................................................   38
     g. HEADINGS ..........................................................   38
     h. NOTICES ...........................................................   38
     i. GOVERNING LAW .....................................................   39
     j. AMENDMENTS AND WAIVERS ............................................   39
     k. SEVERABILITY ......................................................   39
     l. EXPENSES ..........................................................   39
     m. CONSTRUCTION ......................................................   39
     n. INCORPORATION OF EXHIBITS AND SCHEDULES ...........................   40
     o. WAIVER OF JURY TRIAL ..............................................   40
     p. TIME IS OF THE ESSENCE; COMPUTATION OF TIME .......................   40
     q. SPECIFIC PERFORMANCE ..............................................   40

Disclosure Schedule - Exceptions to Representations and Warranties

Exhibit A - Form of Termination Option Agreement

                               Annex A - Page iii

                          AGREEMENT AND PLAN OF MERGER


            This Agreement and Plan of Merger is entered into as of March 5, 1997, by and between Stage Stores, Inc., a Delaware corporation ("SSI"), and C.R. Anthony Company, an Oklahoma corporation ("CRA"). SSI and CRA are referred to collectively herein as the "PARTIES."

                                    RECITALS

            The respective boards of directors of SSI and CRA have determined that it would be consistent with and in furtherance of the long-term business strategy of SSI and CRA, and that it would be fair to and in the best interests of CRA and its stockholders, to engage in a transaction whereby CRA and the Merger Sub (as defined below) will merge on the terms described herein (the "MERGER").

            Now, therefore, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties agree as follows.

            Section 1. DEFINITIONS.

            "AFFECTED PROPERTY" has the meaning ascribed to such term in ss.
3(k).

            "AFFILIATE" has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

            "BASE PRICE" per CRA Share means $8.00 PLUS 1(cent) for every 5(cent) by which the SSI Average Closing Price exceeds $20.00.

            "BENEFIT PLAN" has the meaning ascribed to such term in ss. 3(n).

            "BOARD MEETING" has the meaning set forth in ss.3(x) below.

            "CERTIFICATE OF MERGER" has the meaning set forth in ss.2(c) below.

            "CLOSING" has the meaning set forth in ss.2(b) below.

            "CLOSING DATE" has the meaning set forth in ss.2(b) below.

            "CODE" means the Internal Revenue Code of 1986, as amended.

            "COMBINED DISCLOSURE Document" means the disclosure document combining the Prospectus and the Definitive CRA Proxy Materials.

            "COMPANY SECURITIES" has the meaning set forth in ss.3(b)(i) below.

            "CONTRACT" means any loan or credit agreement, note, bond, indenture, mortgage, deed of trust, lease, franchise, permit, authorization, license, contract, instrument, Benefit Plan or practice or other agreement, obligation, instrument or commitment of any nature whether written or oral.

            "CRA ACQUISITION PROPOSAL" shall mean any proposal (other than any proposal by SSI or the Merger Sub with respect to the Merger) regarding (i) any merger, consolidation, share exchange, business combination or other similar transaction or series of related transactions involving CRA or any Subsidiary of CRA; (ii) any sale, lease, exchange, transfer or other disposition of the assets of CRA or any of its Subsidiaries; and (iii) any offer to purchase, tender offer, exchange offer or any similar transaction or series of related transactions made by any Person involving the outstanding shares of any class of capital stock of CRA or the filing of any Statement on Schedule 14D-1 with the SEC in connection therewith.

            "CRA INFORMATION" has the meaning set forth in ss.3(z) below.

            "CRA MATERIAL ADVERSE EFFECT" means any material adverse change in the business, financial condition, operations, results of operations, or future prospects of CRA and its Subsidiaries taken as a whole including, without limitation, any change which will, or can reasonably be expected to, cause a loss or losses to SSI which, individually or in the aggregate, exceed $1,000,000.

            "CRA OPTIONS" has the meaning set forth in ss.2(d)(vi) below.

            "CRA SHARE" means a share of CRA common stock, par value $.01 per share.

            "CRA STOCKHOLDER" means any Person who or which holds any CRA
Shares.

            "CRA STOCKHOLDER VOTE" has the meaning set forth in ss.5(c)(ii) below.

            "DEFINITIVE CRA PROXY MATERIALS" means the definitive proxy materials relating to the CRA Stockholder Vote.

            "DISCLOSURE SCHEDULE" has the meaning set forth in ss.3 and ss.4 below.

            "EFFECTIVE TIME" has the meaning set forth in ss.2(d)(i) below.

            "ENVIRONMENTAL LAWS" means any federal, state, local or foreign law, statute, ordinance, rule, regulation, license, permit, authorization, approval, consent, court order, judgment, decree, injunction, code, requirement or agreement with any governmental authority, and all common law (x) relating to pollution (or the cleanup thereof or the filing of information with respect thereto), human health or the protection of air, surface water, ground water, drinking water supply, land (including land surface or subsurface), plant and animal life or any other natural resource, or (y) concerning exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production or disposal of Regulated Substances, in each case as amended and as now or hereafter in effect. The term Environmental Law includes, without limitation, (i) the Comprehensive Environmental Response Compensation and Liability Act of 1980, the Water Pollution Control Act, the Clean Air Act, the Clean Water Act, the Solid Waste Disposal

                                Annex A - Page 2

Act (including the Resource Conservation and Recovery Act of 1976 and the Hazardous and Solid Waste Amendments of 1984), the Toxic Substances Control Act, the Insecticide, Fungicide and Rodenticide Act, the Occupational Safety and Health Act of 1970, each as amended and as now or hereafter in effect, and (ii) any common law or equitable doctrine (including, without limitation, injunctive relief and tort doctrines such as negligence, nuisance, trespass and strict liability) that may impose liability or obligations for injuries or damages due to or threatened as a result of the presence of, exposure to, or ingestion of, any Regulated Substance.

            "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

            "ERISA AFFILIATE" means any person who, together with CRA, is treated as a single employer under Sections 414(b), 414(c), 414(m) or 414(o) of the Code.

            "EXCHANGE AGENT" means Chase Mellon Shareholder Services, L.L.C.

            "EXECUTIVE SEVERANCE AGREEMENTS" means the Executive Severance Compensation Agreements, dated as of April 1, 1995, between CRA and each of John
J. Wiesner, Michael E. McCreery, Michael J. Tanner and William A. North, as amended.

            "FINANCIAL STATEMENTS" has the meaning set forth in ss.3(f) below.

            "GAAP" means at any time, the United States generally accepted accounting principles as in effect at that time.

            "HART-SCOTT-RODINO ACT" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

            "IMPROVEMENTS" has the meaning set forth in ss.3(s)(iii) below.

            "IRS" means the Internal Revenue Service.

            "LEASED REAL PROPERTY" has the meaning set forth in ss.3(s)(ii) below.

            "LEASES" has the meaning set forth in ss.3(s)(ii) below.

            "MERGED CORPORATION" means any corporation whose separate corporate existence is extinguished as a result of the Merger.

            "MERGER CONSIDERATION" has the meaning set forth in ss.2(d)(v) below.

            "MERGER SUB" means either SRI or a Delaware corporation wholly-owned by SSI and formed solely for the purpose of consummating the Merger.

            "NASDAQ" has the meaning set forth in the definition of "SSI AVERAGE CLOSING PRICE" below.

                                Annex A - Page 3

            "OPTION CANCELLATION Agreement" has the meaning set forth in ss.5(n) below.

            "OPTION PLAN" means CRA's 1992 Amended and Restated Stock Option Plan dated January 10, 1997, and certain contracts dated June 10, 1996 with certain parties pursuant to such plan as in effect on the date hereof.

            "OKLAHOMA ACT" means the Oklahoma General Corporation Act, as amended.

            "ORDINARY COURSE OF BUSINESS" means the ordinary course of business consistent with past custom and practice, including, without limitation, the quantity and frequency of transactions, retail store leases, inventory transactions, payroll expenses and marketing costs, considering, however, the circumstances that CRA will not survive the consummation of the Merger contemplated hereby.

            "OWNED REAL PROPERTY" has the meaning set forth in ss.3(s)(i) below.

            "PARTY" or "PARTIES" has the meaning set forth in the preface.

            "PBGC" has the meaning set forth in ss.3(n)(vi) below.

            "PERMITTED ENCUMBRANCES" has the meaning set forth in ss.3(s)(i) below.

            "PERSON" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a governmental entity (or any department, agency, or political subdivision thereof).

            "PROSPECTUS" means the final prospectus relating to the registration of SSI Shares under the Securities Act.

            "PROPRIETARY RIGHTS" has the meaning set forth in ss. 3(o) below.

            "PUBLIC REPORTS" has the meaning set forth in ss.3(f) below.

            "REAL PROPERTY" has the meaning set forth in ss.3(s)(ii) below.

            "REAL PROPERTY LAWS" has the meaning set forth in ss.3(s)(v) below.

            "REAL PROPERTY PERMITS" has the meaning set forth in ss.3(s)(iv) below.

            "REGISTRATION STATEMENT" has the meaning set forth in ss.5(c)(i) below.

            "REGULATED SUBSTANCES" means pollutants, contaminants, hazardous or toxic substances, compounds or related materials or chemicals, hazardous materials, hazardous waste, flammable materials, explosives, radon, radioactive materials, asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, petroleum and petroleum products (including, but not limited to, waste petroleum and petroleum products).

                                Annex A - Page 4

            "REQUISITE CRA STOCKHOLDER APPROVAL" has the meaning set forth in ss.3(c) below.

            "SEC" means the Securities and Exchange Commission.

            "SECURITIES ACT" means the Securities Act of 1933, as amended.

            "SECURITIES EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended.

            "SECURITY INTEREST" means any mortgage, pledge, lien, encumbrance, charge, or other security interest, equity or other encumbrance, other than (a) mechanic's, materialmen's, and similar liens, (b) liens for taxes not yet due and payable or for taxes that the taxpayer is contesting in good faith through appropriate proceedings, (c) purchase money liens and liens securing rental payments under capital lease arrangements, and (d) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money.

            "SEVERANCE PAY PLAN" means the C.R. Anthony Company Severance Pay Plan, dated as of August 3, 1992, as amended.

            "SRI" means Specialty Retailers, Inc., a Texas corporation and wholly-owned subsidiary of SSI.

            "SSI AVERAGE CLOSING PRICE" means the average closing price expressed in dollars per SSI Share quoted on the NASDAQ National Market System ("NASDAQ") for the ten trading days selected by lot by CRA and SSI out of the twenty most recent consecutive trading days prior to and including the fifth trading day preceding the Closing Date. For purposes hereof, selection by lot shall mean that all of the twenty most recent trading days are each identified on separate pieces of paper, placed in a receptacle, and each of the Parties draws a number in alternating manner, beginning with CRA, until the ten trading days are selected.

            "SSI FINANCIAL STATEMENTS" has the meaning set froth in ss.4(f) below.

            "SSI INFORMATION" has the meaning set froth in ss.4(g) below.

            "SSI MATERIAL ADVERSE EFFECT" means any change in or effect on the business of SSI or any of its Subsidiaries that, individually or in the aggregate, is or will be materially adverse to the business, operations (including the income statement), properties (including intangible properties), condition (financial or otherwise), assets, liabilities or regulatory status of SSI and its Subsidiaries taken as a whole.

            "SSI PUBLIC REPORTS" has the meaning set forth in ss.4(f) below.

            "SSI SHARE" means a share of SSI common stock, $.01 par value per share.

            "SSI STOCK PERCENTAGE" has the meaning set forth in ss.2(a) below.

            "SUBSEQUENT SSI EXCHANGE ACT REPORTS" has the meaning set forth in ss.5(c)(i).

                                Annex A - Page 5

            "SUBSIDIARY" means any corporation with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or has the power to vote or direct the voting of sufficient securities to elect a majority of the directors.

            "SURVIVING CORPORATION" has the meaning set forth in ss.2(a) below.

            "SURVIVOR'S ACT" means the corporation law or other law governing mergers in the state of incorporation of the Surviving Corporation.

            "TAX" means any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, real property gains, registration, value added, excise, natural resources, severance, stamp, occupation, windfall profits, environmental (under
Section 59A of the Code), customs, duties, real property, personal property, capital stock, social security (or similar), unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, including any interest, penalties or additions to tax or similar items in respect of the foregoing (whether disputed or not).

            "TAX RETURN" means any return, report, declaration, claim for refund, information return or other document (including any related or supporting schedule, statement or information) filed or required to be filed in connection with the determination, assessment or collection of any Tax of any party or the administration of any laws, regulations or administrative requirements relating to any Tax (including any amendment thereof).

            "TERMINATION OPTION Agreement" means the option granted by CRA to SSI on the date hereof, a copy of which is attached as EXHIBIT A.

            "TEXAS ACT" means the Texas Business Corporation Act, as amended.

            "TRIGGERING EVENT" means any of the following events: (i) the board of directors of CRA shall have failed to recommend, shall have withdrawn or shall have modified, in a manner adverse to either SSI or Merger Sub, its recommendation or approval of this Agreement for any reason other than as provided in ss. 7(a); (ii) the board of directors of CRA shall have approved, endorsed or recommended any CRA Acquisition Proposal; (iii) CRA shall have entered into any Contract to consummate any CRA Acquisition Proposal; (iv) this Agreement shall not have received the Requisite CRA Stockholder Approval and at the time of such event an offer or proposal to affect a CRA Acquisition Proposal shall have been made; (v) the representations and warranties set forth in ss.3 hereunder shall cease to be true and correct at and as of the Closing Date and such failure shall result in a CRA Material Adverse Effect; or (vi) CRA shall not have performed and complied with all of its covenants hereunder through the Closing and such failure shall result in a CRA Material Adverse Effect.

            Section 2. BASIC TRANSACTION.

            a. MERGER ALTERNATIVES . On and subject to the terms and conditions of this Agreement, the Merger will take place at the Effective Time. The structure of the Merger will either be a forward merger with the Merger Sub surviving or a reverse merger with CRA surviving, as may

                                Annex A - Page 6
be determined by SSI on the basis of what percentage ("SSI STOCK PERCENTAGE") of the total merger consideration paid, plus amounts paid to the holders of CRA Options and the Dissenting Shares pursuant to ss.ss.2(d)(vi) and (g) below is represented by SSI Stock. If the SSI Stock Percentage is less than 80% and greater than 50% the Merger Sub shall continue after the Merger with all its rights, privileges, powers and franchises unaffected by the Merger and the separate corporate existence of CRA shall cease. If the SSI Stock Percentage is greater than or equal to 80% or less than or equal to 50%, CRA shall continue after the Merger with all its rights, privileges, powers and franchises unaffected by the Merger and the separate corporate existence of the Merger Sub shall cease. From and after the Effective Time, whichever entity survives the Merger in accordance with the preceding sentences shall be referred to herein as the "SURVIVING CORPORATION" and whichever entity ceases to exist shall be referred to as the "MERGED CORPORATION." Immediately following the Merger, if the Surviving Corporation is not SRI, the Surviving Corporation may be merged into SRI with SRI being the surviving corporation of that merger. The Parties will take all steps necessary to cause the Merger to comply with applicable requirements of local law regarding corporate mergers.

            b. THE CLOSING . The closing of the transactions contemplated by this Agreement (the "CLOSING") shall take place at the offices of Kirkland & Ellis in New York, New York, commencing at 10:00 a.m. local time on the second business day following the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the transactions contemplated hereby (other than conditions with respect to actions the respective Parties will take at or after the Closing itself) or such other date as the Parties may mutually determine (the "CLOSING DATE").

            c. ACTIONS AT THE CLOSING . At the Closing, (i) CRA and the CRA Stockholders will deliver to Merger Sub and SSI the various certificates, instruments, and documents referred to in ss.6(a) below, (ii) Merger Sub and SSI will deliver to CRA the various certificates, instruments, and documents referred to in ss.6(b) below, (iii) the Parties will file with the Secretary of State of the state of incorporation of the Surviving Corporation a certificate of merger in due and proper form (the "CERTIFICATE OF MERGER"), and (iv) SSI will deliver to the Exchange Agent in the manner provided below in this ss.2 the certificate evidencing SSI Shares issued in the Merger.

            d.    EFFECT OF MERGER .

                    i. GENERAL. The Merger shall become effective at the time
            (the "EFFECTIVE TIME") the Parties file the Certificate of Merger with the Secretary of State of the state of incorporation of the Surviving Corporation. The Merger shall have the effect set forth in the Survivor's Act. The Surviving Corporation may, at any time after the Effective Time, take any action (including executing and delivering any document) in the name and on behalf of the Merged Corporation in order to fully carry out and effectuate the Merger.

                    ii. CERTIFICATE OF INCORPORATION. The Certificate of
            Incorporation of the entity which becomes the Surviving Corporation as in effect at and as of immediately prior to the Effective Time will remain unchanged by the Merger and be the Certificate of Incorporation of the Surviving Corporation.

                                Annex A - Page 7

                    iii. BY-LAWS. The By-laws of the entity which becomes the
            Surviving Corporation as in effect at and as of immediately prior to the Effective Time will remain unchanged by the Merger and be the By-laws of the Surviving Corporation.

                    iv. DIRECTORS AND OFFICERS. The directors and officers of
            the Merger Sub in office at and as of immediately prior to the Effective Time will be the directors and officers of the Surviving Corporation.

                    v. CONVERSION OF CRA SHARES. At and as of the Effective
            Time, as long as the SSI Average Closing Price is at least $15.00 per share, each CRA Share then outstanding shall by virtue of the Merger be converted into the right to receive the following (collectively the "MERGER CONSIDERATION"): 2. that number of SSI Shares which, if valued at the SSI Average Closing Price have a value equal to X multiplied by the Base Price; and 3. an amount of cash equal to the Base Price multiplied by the remainder of one MINUS X, where:

                     X = 1 - ((20 - Y) x .15) and
                     Y = the lesser of 20 or the SSI Average Closing Price;

            PROVIDED, HOWEVER, that if the SSI Average Closing Price is less than $15.00 and SSI elects to waive the condition set forth in ss.6(a)(xv) and permit the Closing, the Merger Consideration shall consist of (a) .1333 SSI Shares and (b) an amount in cash equal to $8.00 minus the product of .1333 and the SSI Average Closing Price. If any fractional interest of an SSI Share would, except for this sentence, be deliverable in connection with this ss.2, SSI, in lieu of delivering such fractional shares, may pay an amount in cash equal to the value thereof. No CRA Share that is exchanged in connection with the transactions contemplated by this Agreement shall be deemed to be outstanding or to have any rights other than those set forth above in this ss.2(d)(v) after the Effective Time.

                    vi. CRA OPTIONS. CRA shall take such action as may be
            necessary or appropriate in order that, at the Effective Time, all options outstanding (including those covered by Option Cancellation Agreements) under the Option Plan that are unexercised, whether or not then exercisable (the "CRA OPTIONS"), shall be automatically cancelled by virtue of the Merger and the holders of the CRA Options shall be entitled to receive in cash the remainder of (A) the Base Price which would be payable with respect to the CRA Shares the subject of such CRA Option LESS (B) the exercise price and any other amounts payable by the holder with respect to such CRA Option. Further, except as otherwise agreed to by the Parties, (i) the Option Plan shall terminate as of the Effective Time and any rights to receive Options or any other interest in respect of the capital stock of CRA or any of its Subsidiaries thereunder shall be terminated as of the Effective Time, and (ii) CRA shall take all action necessary to ensure that following the Effective Time no participant in the Option Plan or other plans, programs or arrangements shall have any right thereunder to acquire or participate in changes in value of equity securities

                                Annex A - Page 8
            of CRA, the Surviving Corporation, the Merger Sub or any of their respective Subsidiaries and to terminate all such plans effective as of the Effective Time.

                    vii. The adjustment provided herein with respect to any
            options which are "incentive stock options" (as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code")) shall be and is intended to be effected in a manner which is consistent with Section 424(a) of the Code.

            e.    PROCEDURE FOR PAYMENT .

                    i. Immediately after the Effective Time, (A) SSI will
            furnish to the Exchange Agent a stock certificate (issued in the name of the Exchange Agent or its nominee) representing that number of SSI Shares equal to the product of (I) that number of SSI Shares referred to in ss. 2(d)(v)(A) above multiplied by (II) the number of outstanding CRA Shares, (B) SSI will cause the Exchange Agent to mail a letter of transmittal for the holder to use in surrendering the certificates which represented his or its CRA Shares in exchange for a certificate representing the number of SSI Shares to which that holder is entitled; PROVIDED, that certificates surrendered for exchange by any Person constituting an "affiliate" of CRA for purposes of Rule 144(c) under the Securities Act shall not be exchanged for certificates representing SSI Shares until SSI shall have received from such Person any documents referred to in ss.6(a) below, if any, requiring delivery or execution by such Person, and
            (C) SSI shall pay an amount equal to the cash portion of the Merger Consideration per CRA Share times the number of outstanding CRA Shares into an account designated by the Exchange Agent.

                    ii. SSI will not pay any dividend or make any distribution on SSI Shares (with a record date at or after the Effective Time) to any record holder of outstanding CRA Shares until the holder surrenders for exchange that holder's certificates which represented CRA Shares. SSI instead will pay the dividend or make the distribution to the Exchange Agent in trust for the benefit of the holder pending surrender and exchange. SSI may cause the Exchange Agent to invest any cash the Exchange Agent receives from SSI as a dividend or distribution in one or more permitted investments determined by SSI; PROVIDED, HOWEVER, that the terms and conditions of the investments shall be such as to permit the Exchange Agent to make prompt payments of cash to the holders of outstanding CRA Shares as necessary. SSI may cause the Exchange Agent to pay over to SSI any net earnings with respect to the investments, and SSI will replace promptly any cash which the Exchange Agent loses through investments. In no event, however, will any holder of outstanding CRA Shares be entitled to any interest or earnings on the dividend or distribution pending surrender for exchange of his or its certificates which represent CRA Shares.

                    iii. SSI may cause the Exchange Agent to return any SSI
            Shares and dividends and distributions thereon remaining unclaimed 90 days after the Effective Time, and thereafter each remaining record holder of outstanding CRA Shares shall be entitled to look to SSI (subject to abandoned property, escheat, and other similar

                                Annex A - Page 9

            laws) as a general creditor thereof with respect to SSI Shares and dividends and distributions thereon to which that record holder is entitled upon surrendering its certificates.

                    iv. SSI and CRA shall share equally all charges and expenses of the Exchange Agent.

            f. CLOSING OF TRANSFER RECORDS . After the close of business on the Closing Date, no transfers of CRA Shares outstanding prior to the Effective Time shall be made on the stock transfer books of the Surviving Corporation.

            g. DISSENTING HOLDERS OF CRA SHARES. Notwithstanding any provision of this Agreement to the contrary, CRA Shares that are outstanding immediately prior to the Effective Time and that are held by stockholders who have not voted in favor of the Merger or consented thereto in writing and who have demanded properly in writing appraisal for such CRA Shares in accordance with Section 1091 of the Oklahoma Act (collectively, the "DISSENTING SHARES") shall not be converted into or represent the right to receive the Merger Consideration. Such stockholders shall be entitled to receive payment of the appraised value of such shares of stock held by them in accordance with the provisions of such Section 1091, except that all Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such Dissenting Shares under such Section 1091 shall thereupon be deemed to be authorized and unissued shares of the Surviving Corporation pursuant to Section 1091(L) of the Oklahoma Act.

            Section 3. REPRESENTATIONS AND WARRANTIES OF CRA. CRA represents and warrants to the Merger Sub and SSI that the statements contained in this ss.3 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this ss.3), except as set forth in the disclosure schedule delivered concurrently with this Agreement (the "DISCLOSURE SCHEDULE"). The Disclosure Schedule of CRA will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this ss.3.

            a. ORGANIZATION, QUALIFICATION, AND CORPORATE POWER . Each of CRA and its Subsidiaries is a corporation duly organized, validly existing, and in good standing under the laws of its jurisdiction of incorporation. Each of CRA and its Subsidiaries is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required. Each of CRA and its Subsidiaries has full corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it.

            b. CAPITALIZATION OF CRA AND ITS SUBSIDIARIES .

                    i. CRA's authorized capital stock consists solely of
            50,000,000 authorized shares of common stock, of which 9,035,645 shares are presently issued and outstanding, which shares are held of record by the persons set forth on Schedule 3(b) in the amounts set forth opposite such Person's name. No shares of CRA's capital stock are held as treasury shares. 1,082,500 shares of common stock are reserved for issuance upon the exercise of outstanding CRA Options at a weighted

                               Annex A - Page 10
            average exercise price of $3.67 per CRA share. Except as set forth above or in Schedule 3(b), CRA does not have (i) any shares of common stock or preferred stock reserved for issuance, or (ii) any outstanding or authorized option, warrant, right, call or commitment relating to its capital stock or any outstanding securities or obligations convertible into or exchangeable for, or giving any Person any right to subscribe for or acquire from it, any shares of its capital stock (collectively, "COMPANY SECURITIES"). There are no
            (i) outstanding obligations of CRA or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities or
            (ii) authorized or outstanding stock appreciation, phantom stock, profit participation or similar rights with respect to CRA or any of its Subsidiaries. Except as set forth in Schedule 3(b), there are no preemptive or other subscription rights with respect to any shares of CRA's capital stock and all of the issued and outstanding shares of capital stock of CRA have been duly authorized, validly issued, are fully paid and are nonassessable. There are no voting trusts, proxies or any other agreements or understandings with respect to the voting of the capital stock of CRA or any of its Subsidiaries (other than not more than 79,053 CRA shares subject to voting trusts).

                    ii. All Subsidiaries of CRA are listed on Schedule 3(b).
            Except as otherwise disclosed in Schedule 3(b), neither CRA nor any Subsidiary owns any shares of stock of any corporation or any equity interest in a partnership, joint venture or other business entity, and neither CRA nor any of its Subsidiaries controls any other corporation, partnership, joint venture or other business entity by means of ownership, management contract or otherwise. Except for directors' qualifying shares listed on Schedule 3(b), if any, all of the outstanding capital stock of, or other ownership interests in, each Subsidiary of CRA is owned beneficially and of record by CRA, directly or indirectly, is validly issued, fully paid and nonassessable and free and clear of any preemptive rights, restrictions on transfer, Taxes or Security Interests or any other limitation or restriction except as provided under the Securities Act or state securities laws. There are no authorized or outstanding securities of CRA or any of its Subsidiaries convertible into or exchangeable for, no options, warrants, or other rights to acquire from CRA or any of its Subsidiaries, and no other contract, understanding or arrangement (whether or not contingent) granting to any person the right to subscribe for, or providing for the issuance or sale of, any capital stock or other ownership interest in, or any other securities of, any such Subsidiary. There are no outstanding obligations of CRA or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding shares of capital stock or other ownership interests in any such Subsidiary.

            c. AUTHORIZATION OF TRANSACTION . CRA has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder; PROVIDED, HOWEVER, that CRA cannot consummate the Merger unless and until it receives the Requisite CRA Stockholder Approval. This Agreement has been duly authorized by the board of directors of CRA, has been duly executed and delivered on behalf of CRA, and constitutes the valid and legally binding obligation of CRA, enforceable and in effect in accordance with its terms and conditions. The only vote of the CRA Stockholders required to consummate the Merger is the affirmative vote of two-

                               Annex A - Page 11
thirds of the holders of the outstanding CRA Shares pursuant to the bylaws of CRA and Sections 1081 and 1082 of the Oklahoma Act (the "REQUISITE CRA STOCKHOLDER APPROVAL").

            d. NONCONTRAVENTION . Neither the execution or delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will
(i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which any of CRA or its Subsidiaries is subject or any provision of the charter or bylaws of any of CRA or its Subsidiaries or
(ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party a put right or repurchase obligation or the right to accelerate, terminate, modify or cancel, or require any notice, under any agreement, contract, lease, license, instrument, or other arrangement to which any of CRA or its Subsidiaries is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets including any Proprietary Rights), except for any such matters which are set forth on Schedule 3(d). Other than in connection with the provisions of the Hart-Scott-Rodino Act, the Texas Act, the Oklahoma Act, the Securities Exchange Act, the Securities Act, the state securities laws and the laws of any foreign jurisdiction, none of CRA or its Subsidiaries needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order for the Parties to consummate the transactions contemplated by this Agreement.

            e. FILINGS WITH THE SEC . CRA has made all filings with the SEC that it has been required to make under the Securities Act and the Securities Exchange Act (including any exhibits and amendments thereto). Each such filing complied with the Securities Act and the Securities Exchange Act in all material respects when filed. No such filing, when filed, contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

            f. FINANCIAL STATEMENTS . CRA has filed an Annual Report on Form 10-K for the fiscal year ended February 3, 1996 and a Quarterly Report on Form 10-Q for the fiscal quarters ended May 4, 1996, August 3, 1996 and November 2, 1996 (together the "PUBLIC REPORTS"). The financial statements included in or incorporated by reference into the Public Reports have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, present fairly the financial condition of CRA and its Subsidiaries as of the indicated dates and the results of operations of CRA and its subsidiaries for the indicated periods, are consistent with the books and records of CRA and its Subsidiaries, and comply with the material provisions of Regulations S-K and S-X of the Securities Act. Attached as Schedule 3(f) are the unaudited consolidated balance sheet, income statement and cash-flow statement of CRA and its Subsidiaries as of and for the fiscal quarter and fiscal year ended February 1, 1997 (together with the Public Reports and including the related notes and schedules, the "FINANCIAL STATEMENTS") which have been prepared in accordance with GAAP on a basis consistent with the Public Reports, except for footnote disclosures, applied on a consistent basis throughout the periods covered thereby, present fairly the financial condition of CRA and its Subsidiaries as of the indicated dates and the results of operations of CRA and its Subsidiaries for the indicated periods, and are consistent with the books and records of CRA and its Subsidiaries. The financial statements to be delivered pursuant to ss.5(f)(viii) will be derived from the accounting books and records of CRA, will provide adequate disclosure of material changes to the accounts or business of CRA and its Subsidiaries and will be prepared in accordance with GAAP

                               Annex A - Page 12
and otherwise on the same basis as the Financial
Statements, except that the monthly financial statements delivered pursuant to ss. 5(f)(viii) may be subject to normal year-end adjustments.

            g. ABSENCE OF CERTAIN DEVELOPMENTS . Except as expressly disclosed in Schedule 3(g), since February 1, 1997 there has not been any material adverse change to the financial condition, business, properties, results of operations or prospects of CRA and its Subsidiaries. Except as disclosed in the Financial Statements or as set forth in Schedule 3(g), and except for this Agreement and the transactions contemplated hereby, since February 1, 1997, each of CRA and its Subsidiaries has been operated in the Ordinary Course of Business. Without limiting the generality of the foregoing, except as set forth on Schedule 3(g) or as expressly contemplated by this Agreement, since February 1, 1997 none of CRA nor any of its Subsidiaries has:

                    i. experienced any changes in any relationship with its
            suppliers, customers, distributors, brokers, lessors or others, other than changes in the Ordinary Course of Business;

                    ii. sold, leased, transferred, or assigned any of assets,
            tangible or intangible, other than for fair consideration in the Ordinary Course of Business;

                    iii. entered into any agreement, contract, lease, or license
            (or series of related agreements, contracts, leases or licenses) involving more than $50,000.00 individually to which it is a party or by which it is bound nor modified the terms of any such existing contract or agreement (except for usual and ordinary purchase orders executed for merchandise held for resale in the Ordinary Course of Business and leases of certain real property as expressly disclosed in Schedule 3(s)(i) or (ii));

                    iv. engaged in any activity which has resulted in any
            acceleration or delay of the collection of its accounts or notes receivables or any delay in the payment of its accounts payables, in each case other than in the Ordinary Course of Business;

                    v. (nor has any other party) accelerated, terminated,
            modified or cancelled any permit or agreement, contract, lease or license other than in the Ordinary Course of Business or involving more than $50,000.00 individually to which it is a party or by which it is bound;

                    vi. suffered any damage, destruction or loss, whether or not covered by insurance, affecting any material property or assets owned or used by it;

                    vii. adopted, modified, amended or terminated any bonus,
            profit-sharing, incentive, severance, or other similar plan (including any Benefit Plan), contract, or commitment for the benefit of any of its directors, officers, or employees, or otherwise made any change in the employment terms (including any increase in the base compensation) for any of its officers and employees described in ss.3(l);

                               Annex A - Page 13

                    viii. made any capital expenditure or any other investment
            (or series of related investments) in excess of $50,000.00 other than leasehold improvements and fixtures in retail stores made in the Ordinary Course of Business;

                    ix. entered into any capital lease involving more than
            $50,000.00 individually, issued any note, bond, or other debt security or created, incurred, assumed, modified or guaranteed any indebtedness or other liability;

                    x. imposed or suffered to exist any Security Interest on any of its assets outside the Ordinary Course of Business or on any of the CRA Shares; or transferred, leased, licensed, or sold, any assets other than in the Ordinary Course of Business;

                    xi. cancelled, compromised, waived, or released any right or claim (or series of related material rights and claims) in excess of $50,000.00 in the aggregate;

                    xii. made or authorized any change in its charter or
            by-laws;

                    xiii. issued, sold, or otherwise disposed of any of its
            capital stock, or granted, modified or amended any options, warrants, stock appreciation rights, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any of its capital stock or participate in any change in the value thereof;

                    xiv. made or been subject to change in its accounting
            practices, procedures or methods or in its cash management practices;

                    xv. entered into or become party to any agreement,
            arrangement or transaction with any of its Affiliates or any of their respective directors, officers, employees or stockholders, including, without limitation, any (i) loan or advance funds, or made any other payments, to any of its directors, officers, employees, stockholders or Affiliates or (ii) creation or discharge of any intercompany account;

                    xvi. paid or declared any dividend or other distribution in cash or kind with respect to their respective capital stock or redeemed, repurchased or otherwise acquired any such stock;

                    xvii. experienced any adverse changes with respect to the
            Proprietary Rights;

                    xviii. experienced any material changes in the amount or
            scope of coverage of insurance now carried by them; or

                    xix. committed to do any of the foregoing.

            h. LITIGATION . Except as set forth in Schedule 3(h), there are no judgments, decrees, lawsuits, actions, proceedings, claims, complaints, injunctions, orders or investigations by or before any governmental authority pending or threatened against CRA or its Subsidiaries

                               Annex A - Page 14

(i) relating to CRA, any Subsidiary, their respective businesses, the Proprietary Rights, or any product alleged to have been manufactured or sold by CRA or any of its Subsidiaries, or (ii) seeking to enjoin the transactions contemplated hereby. To CRA's knowledge, there are no existing facts or circumstances which give any reason to believe that any such action, suit, proceeding, hearing or investigation may be brought or threatened against CRA or any of its Subsidiaries.

            i. UNDISCLOSED LIABILITIES . Other than those reflected in the Financial Statements (including the notes thereto) or disclosed in Schedule 3(i), there are no material liabilities of CRA or its Subsidiaries of any kind or nature whatsoever, whether known or unknown, absolute, accrued, contingent or otherwise, or whether due or to become due, other than liabilities incurred in the Ordinary Course of Business since February 1, 1997.

            j.   TAXES .

                    i. Copies of all Tax Returns now subject or potentially
            subject to IRS audit are attached to Schedule 3(j). Except as set forth on Schedule 3(j), each of CRA and its Subsidiaries has duly and timely filed all Tax Returns required to be filed by it, all such Tax Returns have been prepared in compliance with all applicable laws and regulations and are true, correct and complete in all respects. Except as set forth in Schedule 3(j), all Taxes owed by each of CRA and its Subsidiaries, whether or not shown on any Tax Return, have been timely paid. CRA and its Subsidiaries have maintained adequate provision for Taxes payable by CRA and its Subsidiaries as of February 1, 1997, and such provision and funds (as adjusted for the passage of time through the Closing Date in accordance with the past custom and practices of each of CRA and its Subsidiaries in filing its Tax Returns) will be adequate for Taxes payable by CRA and its Subsidiaries as of the Closing Date. There are no Security Interests on any of the assets of CRA or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax. CRA has made available to the Merger Sub correct and complete copies of (A) its federal income Tax returns for the last five (5) taxable years and the corresponding balance sheets of CRA as of the end of such years and (B) other Tax Returns as requested by the Merger Sub.

                    ii. Except as set forth on Schedule 3(j):

                    (1). each taxable period of CRA and each of its Subsidiaries either (A) has been audited by the relevant taxing authority or (B) has closed, so that no further assessment or collection of Tax may occur and such taxable period is not subject to review by any relevant taxing authority;

                    (2). neither CRA nor any of its Subsidiaries is the subject of a Tax audit or examination, has consented to extend the time, or is the beneficiary or any extension of time, in which any Tax may be assessed or collected by any taxing authority;

                               Annex A - Page 15

                    (3). neither CRA nor any of its Subsidiaries has received, or expects to receive, from any taxing authority any written notice of proposed adjustment, deficiency, underpayment of Taxes or any other such notice which has not been satisfied by payment or been withdrawn, and no claims have been asserted relating to such Taxes against CRA or any such Subsidiary;

                    (4). CRA and each of its Subsidiaries has withheld and paid all required Taxes in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other similar third party;

                    (5). neither CRA nor any of its Subsidiaries has filed a
            consent to the application of Section 341(f) of the Code;

                    (6). neither CRA nor any of its Subsidiaries will be
            required, as a result of (A) a change in accounting method for a Tax period beginning on or before the Closing Date, to include any adjustment under Section 481(c) of the Code (or any corresponding provision of state, local or foreign Tax law) in taxable income for any Tax period beginning on or after the Closing Date, or (B) any "closing agreement," as described in Section 7121 of the Code (or any corresponding provision of state, local or foreign Tax law), to include any item or income in or exclude any item of deduction from any Tax period beginning on or after the Closing Date;

                    (7). each of CRA and its Subsidiaries has disclosed on its income Tax Returns all positions taken therein that could give rise to an accuracy-related penalty under Section 6662 of the Code (or any corresponding provision of Tax law);

                    (8). neither CRA nor any of its Subsidiaries has made any
            payments, is obligated to make any payments, or is a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Section 280G or
            Section 162(m) of the Code;

                    (9). within the last five years, no claim has been made by a taxing authority in a jurisdiction where any of CRA or its Subsidiaries does not pay Taxes or file Tax Returns that such entity is or may be subject to Taxes assessed by such jurisdiction;

                    (10). neither CRA nor any of its Subsidiaries has been a
            United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii);

                    (11). neither CRA nor any of its Subsidiaries is a party to any Tax allocation or sharing agreement; and

                    (12). since August 3, 1992, neither CRA nor any of its
            Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was CRA) or (B) has any liability

                               Annex A - Page 16
            for the Taxes of any Person (other than CRA and its Subsidiaries) under Treas. Reg. ss.1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

                    iii. Schedule 3(j) sets forth as of February 4, 1996, the
            amount and expiration date of any net operating loss, net capital loss, unused foreign tax credit, and other unused credit of CRA and its Subsidiaries.

            k. ENVIRONMENTAL MATTERS. Except as set forth on Schedule 3(k), (i) CRA and its Subsidiaries have complied and are in compliance with all applicable Environmental Laws, (ii) without limiting the generality of the foregoing, CRA and its Subsidiaries have obtained and complied with, and are in compliance with, all permits, licenses and other authorizations that may be required pursuant to Environmental Laws for the occupation of their respective facilities and the operation of their respective business, and a list of all such permits, licenses and other authorizations is set forth on Schedule 3(k), (iii) the real property currently owned or operated by CRA or any of its Subsidiaries (including, without limitation, soil, groundwater or surface water on or under the properties and buildings thereon) (the "AFFECTED Property") does not contain any Regulated Substance, (iv) neither CRA nor any of its Subsidiaries has received any written or oral notice that CRA or any of its Subsidiaries may be liable under or in violation of the Comprehensive Environmental Response, Compensation and Control Act, 42 U.S.C. ss. 9601, ET SEQ. or any other Environmental Laws in connection with any operations of, or waste disposal by, CRA or any of its Subsidiaries, (v) neither CRA nor any of its Subsidiaries has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, or released any substance, including without limitation any Regulated Substance, or owned or operated any property or facility (and no such property or facility is contaminated by any such substance) in a manner that has given or could give rise to liabilities, or investigatory, corrective or remedial obligations of CRA or any of its Subsidiaries under Environmental Laws, including without limitation, any liability or obligation for response costs, corrective action costs, personal injury, property damage, natural resources damages or attorneys' fees, pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act, as amended, or the Solid Waste Disposal Act, as amended, or any other Environmental Laws, (vi) CRA, its Subsidiaries and the Affected Property are not presently subject to a suit or judgment arising under any Environmental Law, and (vii) all documents filed by or on behalf of CRA or any of its Subsidiaries with any governmental authority pursuant to any Environmental Law in connection with the transactions contemplated hereby were true, correct and complete in all material respects and did not omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

            l. EMPLOYEE MATTERS. Schedule 3(l) contains a true and complete list of (i) the employees currently employed by CRA and its Subsidiaries who received annual compensation in 1996 (or who could receive annual compensation in 1997) of $85,000.00 or more, indicating the title of and a description of any agreements concerning such employees and the rate of all current compensation payable by CRA or its Subsidiaries to each such employee and (ii) the directors of each of CRA and its Subsidiaries.

            m. LABOR MATTERS . Except as set forth on Schedule 3(m), (i) neither CRA nor any of its Subsidiaries has entered into any collective bargaining agreements with respect to the

                               Annex A - Page 17
employees, (ii) there are no written personnel policies applicable to the employees generally, other than employee manuals, true and complete copies of which have previously been provided to Merger Sub, (iii) there is no labor strike, dispute, slowdown or work stoppage or lockout pending or to CRA's best knowledge after due investigation, threatened against or affecting CRA or any of its Subsidiaries and during the past two years there has been no such action,
(iv) to CRA's knowledge after due investigation, no union organization campaign is in progress with respect to any of the employees, and no question concerning representation exists respecting such employees, (v) there is no unfair labor practice, charge or complaint pending or threatened against CRA or any Subsidiary of it, and (vi) CRA has not entered into any agreement, arrangement or understanding restricting its ability to terminate the employment of any or all of its employees at any time, for any lawful or no reason, without penalty or liability. Neither CRA nor any Subsidiary of it has engaged in any plant closing or employee layoff activities within the last two (2) years that would violate or in any way implicate the Worker Adjustment Retraining and Notification ("WARN") Act of 1988, as amended, or any similar state or local plant closing or mass layoff statute, rule or regulation.

            n.   EMPLOYEE BENEFIT PLANS.

                    i. Schedule 3(n) lists all bonus, deferred compensation,
            pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock and stock option plans, all employment or severance contracts, health and medical insurance plans, life insurance and disability insurance plans and other employee benefit plans, policy contracts, agreements or arrangements, whether written or oral, which cover employees or former employees of CRA and its Subsidiaries or with respect to which CRA or any of its Subsidiaries has any actual or potential liability, including, but not limited to, "employee benefit plans" within the meaning of Section 3(3) of ERISA (the "BENEFIT PLANS"). Except as set forth on Schedule 3(n), no Benefit Plan is or was collectively bargained for or has terms requiring assumption by the Merger Sub or the Surviving Corporation. No Benefit Plan is a multiemployer plan (as defined in Section 4001(a)(3) of ERISA), neither CRA nor any of its ERISA Affiliates has incurred any withdrawal liability with respect to any multiemployer plan or any liability in connection with the termination or reorganization of any multiemployer plan and no Benefit Plan provides health or other welfare benefits to former employees other than in compliance with
            Section 4980B of the Code or similar State law ("COBRA").

                    ii. To the extent applicable, each Benefit Plan (and its
            related trust) is maintained and administered in compliance in all material respects with the applicable provisions of ERISA, the Code and any other laws (including compliance with all reporting and disclosure obligations) and, if intended to be tax qualified, Sections 401(a) and 501(a) of the Code. Each Benefit Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter that it is so qualified (which favorable determination letter covers changes mandated by the Tax Reform Act of 1986 and subsequent related regulations) and none of CRA or its Subsidiaries is aware of any facts of circumstances which could adversely affect any of such favorable determination letters.

                               Annex A - Page 18

                    iii. No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by CRA or any ERISA Affiliate with respect to any ongoing, frozen or terminated "single-employer plan", within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained or contributed to by any of them. Except as disclosed on Schedule 3(n), the fair market value of the assets of each single-employer plan equals or exceeds the accrued benefit liabilities thereunder. With respect to each Benefit Plan which is an employee pension benefit plan (as defined in Section 3(2) of ERISA), all required contributions which are due for all periods ending prior to or as of the Closing Date have been made, all such contributions which are not due as of the Closing Date have been properly accrued, and none of CRA or any ERISA Affiliate has incurred any accumulated funding deficiency (as defined in Section 302(a)(2) of ERISA). With respect to each other Benefit Plan, all contributions, premiums or other payments which are due have been made or, if not due as of the Closing Date, have been properly accrued. With respect to each Benefit Plan which is a Section 401(k) plan, CRA and each of its Subsidiaries contribute all employee pre-tax contributions to the appropriate trust as soon as possible after the end of each payroll period.

                    iv. CRA and each of its Subsidiaries has complied with the requirements of COBRA.

                    v. None of CRA, any Subsidiary of it or to CRA's knowledge, any other Person has engaged in any transaction with respect to any Benefit Plan which could subject CRA or any of its Subsidiaries to any Tax or penalty (civil or otherwise) imposed by ERISA, the Code or other applicable law. No actions, suits, investigations or claims with respect to the Benefit Plans (other than routine claims for benefits) are pending or threatened and none of CRA or any of its Subsidiaries has any knowledge of any facts which could give rise to or be reasonably expected to give rise to any such actions, suits or claims.

                    vi. No liability to the Pension Benefit Guaranty Corporation
            (the "PBGC") (except for routine payment of premiums) has been or is expected to be incurred with respect to any Benefit Plan that is subject to Title IV of ERISA, no reportable event within the meaning of Section 4043 of ERISA has occurred with respect to any such Benefit Plan and the PBGC has not commenced or threatened the termination of any Benefit Plan. None of the assets of CRA or any of its Subsidiaries is the subject of any Security Interest arising under Section 302(f) of ERISA or Section 412(n) of the Code, neither CRA nor any of its Subsidiaries has been required to post any security under Section 307 of ERISA or Section 401(a)(29) of the Code, and neither CRA nor any of its Subsidiaries has any knowledge of any facts which could reasonably be expected to give rise to such Security Interest or such posting of security.

                    vii. Except as disclosed above, neither CRA nor any ERISA
            Affiliate has any actual or potential liability with respect to any employee pension or welfare benefit plan which is maintained or sponsored by CRA or any ERISA Affiliate.

                               Annex A - Page 19

                    viii. With respect to each Benefit Plan, CRA has provided to
            Merger Sub true, complete and correct copies, to the extent applicable, of (i) all documents pursuant to which such Benefit Plans are maintained, funded and administered, (ii) the most recent annual report (Form 5500 series) filed with the IRS report, (iv) the most recent financial statement, (v) all governmental rulings, determinations and opinions (and any pending requests).

            o. PROPRIETARY RIGHTS. Except as set forth in Schedule 3(o), CRA and its Subsidiaries own and possess all right, title and interest in, free and clear of all Security Interests except as provided in Schedule 3(p), or have a valid, enforceable and effective written license to use, all patents, patent applications, trademarks, service marks, trademark and service mark registrations and applications therefor, and all goodwill associated therewith, copyrights, copyright registrations, copyrights applications, mask works, trade names, corporate names, trade dress, technology, inventions, computer software, data and documentation (including electronic media), product drawings, trade secrets, know-how, customer lists, processes, and all other intellectual property and proprietary information or rights used in or necessary for the operation of the business of CRA and its Subsidiaries as presently conducted and presently proposed to be conducted (collectively, its "PROPRIETARY RIGHTS").
Schedule 3(o) contains a complete and accurate list of 3. all patented and registered Proprietary Rights; 4. all pending patent applications and applications for the registration of other Proprietary Rights; 5. all trade and corporate names owned or used by CRA or any of its Subsidiaries; 6. all computer software (other than mass-marketed software) owned or used by CRA or any Subsidiary; and 7. all licenses or other agreements to or from third parties regarding any of the Proprietary Rights. Except as set forth in Schedule 3(o), there is not pending or threatened against CRA or any of its Subsidiaries any claim by any third party contesting the validity, enforceability, use or ownership of any Proprietary Right, and, to the knowledge of CRA or any of its Subsidiaries, there are no grounds for any such claim. Except as set forth in
Schedule 3(o), neither CRA nor any of its Subsidiaries has received any notice of, nor is aware of any facts which indicate a likelihood of, any infringement or misappropriation by, or conflict with, any third party with respect to any of the Proprietary Rights, nor are they aware of any infringement, misappropriation or conflict which will occur as a result of continued operation of the business of CRA and its Subsidiaries as currently conducted or as currently proposed to be conducted. All Proprietary Rights owned or used by CRA and its Subsidiaries prior to the Closing Date will be owned or available for use on identical terms and conditions immediately after the Closing Date. CRA and its Subsidiaries have no knowledge of any Proprietary Rights that any competitor or other Person has developed which reasonably could be expected to supersede or make obsolete any product or process used by, or otherwise result in any Material Adverse Change in the business of, CRA or any Subsidiary of it.

            3. CONTRACTS. Schedule 3(p) describes all Contracts (except for usual and ordinary purchase orders executed for merchandise held for resale in the Ordinary Course of Business), to which CRA or any of its Subsidiaries is a party or is otherwise bound, of the type described below:

                    i. all agreements or commitments for the purchase by CRA of machinery, equipment or other personal property other than those that are for amounts not to exceed $50,000.00;

                               Annex A - Page 20

                    ii. all capitalized leases, pledges, conditional sale or
            title retention agreements involving the payment of more than $50,000.00;

                    iii. all employment agreements and commitments, all
            consulting or severance agreements or arrangements and all other agreements between CRA or any of its Subsidiaries and any Affiliate of CRA or such Subsidiary or any officer, director or employee of CRA or such Subsidiary;

                    iv. all agreements relating to the consignment or lease of personal property (whether CRA or any of its Subsidiaries is lessee, sublessee, lessor or sublessor), other than such agreements that provide for annual payments of less than $50,000.00;

                    v. all license, royalty or other agreements relating to the
            Proprietary Rights;

                    vi. all agreements containing commitments of suretyship,
            guarantee or indemnification (except for (a) warranties for products sold provided by CRA or any of its Subsidiaries in the Ordinary Course of Business and (b) agreements having a contract value, in the aggregate of $50,000.00 or less);

                    vii. all agreements prohibiting CRA or any of its
            Subsidiaries from freely engaging in the business presently conducted by CRA and its Subsidiaries in any geographic area;

                    viii. any agreement other than those covered by clauses (i)
            through (vii) above involving payment or receipt of more than $50,000.00 in the aggregate in any calendar year; and

                    ix. any agreement other than those covered by clauses (i)
            through (viii) involving non-competition agreements or nondisclosure covenants intended to protect the Proprietary Rights of CRA and its Subsidiaries.

Neither CRA nor any of its Subsidiaries has received written notice from the other parties to any such Contracts that it intends to terminate or materially alter the provisions of such Contracts either as a result of transactions contemplated hereby or otherwise, except as disclosed in Schedule 3(p), and neither CRA nor any of its Subsidiaries has given notice to any other party to any such Contract that it intends to terminate or materially alter the provisions of any such Contract except as disclosed in Schedule 3(p). Except as set forth in Schedule 3(p), neither CRA nor any of its Subsidiaries has received notice that it is in, nor has either CRA or any of its Subsidiaries given notice of, any default or claimed, purported or alleged default, and neither CRA nor any of its Subsidiaries is aware of any facts that, with notice or lapse of time, or both, would constitute a default (or give rise to a termination right) on the part of any party in the performance of any obligation to be performed under any of the Contracts. True and complete copies of all written Contracts, including any amendments thereto, have been delivered to the Merger Sub and such documents constitute the legal, valid and binding obligation of CRA or any of its Subsidiaries that are a party thereto and each other

                               Annex A - Page 21
party purportedly obligated thereunder. Except as specifically set forth in
Schedule 3(p), neither CRA nor any of its Subsidiaries is a party to any contract, agreement or understanding which contains a "change in control," "potential change in control" or similar provision.

            q. BOOKS AND RECORDS. The stock records of CRA fairly and accurately reflect in all material respects the record ownership of all of the outstanding shares of CRA's capital stock. The other books and records of CRA and its Subsidiaries, including financial records and books of account, are complete and accurate in all material respects and have been maintained in accordance with sound business practices.

            r. INSURANCE. Schedule 3(r) contains an accurate and complete description of all policies of fire, liability, workmen's compensation and other forms of insurance owned or held by CRA and its Subsidiaries.

            s. REAL PROPERTY .

                    i. OWNED Properties. Schedule 3(s)(i) sets forth a list of all owned U.S. real property and owned foreign real property (collectively, the "OWNED REAL PROPERTY") used by each of CRA and its Subsidiaries in the operation of their respective businesses. With respect to each such parcel of Owned Real Property: (i) except as set forth in Schedule 3(s)(i) or Schedule 3(p), such parcel is free and clear of all encumbrances, except Permitted Encumbrances;
            (ii) there are no leases, subleases, licenses, concessions, or other agreements, written or oral, granting to any person the right of use or occupancy of any portion of such parcel; and (iii) there are no outstanding actions or rights of first refusal to purchase such parcel, or any portion thereof or interest therein. For purposes of this Section 3(s), "PERMITTED ENCUMBRANCES" shall mean (a) statutory liens for current taxes or other governmental charges with respect to the Owned Real Property not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings by CRA or any of its Subsidiaries, as the case may be, and for which appropriate reserves have been established in accordance with GAAP; (b) mechanics and similar statutory liens arising or incurred in the ordinary course of business for amounts which are not delinquent and which would not have a material adverse effect on each of CRA or any of its Subsidiaries; (c) zoning, entitlement, building and other land use regulations imposed by governmental agencies having jurisdiction over the Real Property which are not violated by the current use and operation of the Real Property; and (d) covenants, conditions, restrictions, easements and other similar matters of record affecting title to the Real Property which do not materially impair the occupancy or use of the Real Property for the purposes for which it is currently used.

                    ii. LEASED Properties. Schedule 3(s)(ii) sets forth a list of all of the leased and subleased parcels of real property subject to leases and subleases, as amended, (the "LEASES") in favor of CRA or its Subsidiaries which evidence leasehold or subleasehold interests of CRA or its Subsidiaries in such properties (the "LEASED REAL PROPERTY"; the "OWNED REAL PROPERTY" and the "LEASED REAL PROPERTY" collectively

                               Annex A - Page 22
            the "REAL PROPERTY") and designates those Leases which require consent of a lessor or sublessor in connection with the transactions contemplated by this Agreement. CRA has made available to SSI its lease files maintained in its normal course of business which contain copies or originals of all Leases and other material information pertaining to the Leased Real Property. With respect to each of the Leases: (i) the Lease is valid, enforceable and in full force and effect; (ii) the Lease will continue to be valid, enforceable and in full force and effect on identical terms following the Closing, except for any lessor or sublessor consents which may be required in connection with the transactions contemplated by this Agreement; (iii) neither CRA nor any Subsidiary thereof, nor any other party to the Lease, is in breach or default, and no event has occurred which, with notice or lapse of time, would constitute such a breach or default or permits termination, modification or acceleration under the Lease, except for any lessor or sublessor consents which may be required in connection with the transactions contemplated by this Agreement; (iv) no party to the Lease has repudiated any part thereof; (v) the Lease has not been further modified in any material respect; (vi) neither CRA nor any of its Subsidiaries has assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the Lease, except as disclosed in other Schedules to this Agreement; (vii) there exists no writ, injunction, decree, order or judgment outstanding, nor any litigation, pending or threatened, relating to the Lease, except as disclosed in other Schedules to this Agreement; and (ix) CRA and its Subsidiaries are in substantial compliance with all applicable laws and regulations pertaining to the use and occupancy of the Lease.

                    iii. CONDITION AND OPERATION OF IMPROVEMENTS. All buildings and all components of all buildings, structures and other improvements included within the Owned Real Property (the "IMPROVEMENTS"), including, without limitation, the roofs and structural elements thereof and the heating, ventilation, air conditioning, air pollution emission capture and abatement, plumbing, electrical, mechanical, sewer, waste water and paving and parking equipment systems and facilities included therein, are in good condition and repair and adequate to operate such facilities as currently used. There are no facts or conditions affecting any of the Improvements which would, individually or in the aggregate, interfere in any significant respect with the use, occupancy or operation thereof as currently used, occupied or operated or intended to be used, occupied or operated. There are no structural deficiencies or latent defects affecting any Improvements located upon the Owned Real Property. All water, gas, electrical, steam, compressed air, telecommunication, sanitary and storm sewage lines and systems and other similar systems serving the Owned Real Property are installed and operating and are sufficient to enable the Owned Real Property to continue to be used and operated in the manner currently being used and operated, and any so-called hook-up fees or other associated charges have been fully paid. Each Improvement has direct access to a public street adjoining the Owned Real Property. No Improvement or portion thereof is dependent for its access, operation or utility on any land, building or other improvement not included in the Owned Real Property.

                               Annex A - Page 23

                    iv. PERMITS. All certificates of occupancy, permits,
            licenses, franchises, approvals and authorizations (collectively, the "REAL PROPERTY PERMITS") of all governmental authorities having jurisdiction over the Real Property, required or appropriate to the current operation of the Owned Real Property, have been issued to CRA or its Subsidiaries and are in full force and effect. Neither CRA nor any of its Subsidiaries has received or been informed by a third party of the receipt by it of any notice from any governmental authority having jurisdiction over the Owned Real Property threatening a suspension, revocation, modification or cancellation of any Real Property Permit and, to the best knowledge of CRA and its Subsidiaries, there is no basis for the issuance of any such notice or the taking of any such action.

                    v. COMPLIANCE WITH LAWS. The Owned Real Property is in full compliance with all applicable building, zoning, subdivision and other land use and similar laws affecting the Owned Real Property (collectively, the "REAL PROPERTY LAWS"), and neither CRA nor any of its Subsidiaries has received any notice of violation or claimed violation of any Real Property Law. There is no pending or, to the best knowledge of each of CRA and its Subsidiaries, any anticipated change in any Real Property Law that will have or result in a significant adverse effect upon the ownership, alteration, use, occupancy or operation of the Owned Real Property or any portion thereof. No current use by the CRA or any of its Subsidiaries of the Owned Real Property is dependent on a nonconforming use or other approval from a governmental authority, the absence of which would significantly limit the use of any such Owned Real Property.

            t. TRANSACTIONS WITH AFFILIATES . Except as set forth on Schedule 3(t), none of CRA's officers, directors, or any of their respective Affiliates is involved in any business arrangement or relationship with CRA or its Subsidiaries (whether written or oral) involving more than $100,000 in any year in the aggregate, and none of CRA's officers, directors, or any of their respective Affiliates owns any property or right, tangible or intangible, which is used by CRA or its Subsidiaries involving more than $100,000 in any year in the aggregate.

            u. ACCOUNTS RECEIVABLE. Except as listed on Schedule 3(u) hereto, all accounts and notes receivable of CRA and its Subsidiaries reflected on CRA Financial Statements, and all accounts and notes receivable arising subsequent to the date of CRA Financial Statements, in each case, have arisen in the Ordinary Course of Business, and the reserves for doubtful accounts set forth on CRA Financial Statements have been established in accordance with past custom and practice and are substantially adequate in light of the previous collectibility experience with respect to accounts receivables generated by CRA and its Subsidiaries.

            v. INVENTORY. The inventory stock of CRA and its Subsidiaries held on account of CRA to the extent reflected on the Financial Statements is or was, prior to the sale thereof, in good and merchantable condition, and suitable and usable or salable in the Ordinary Course of Business for the purposes for which intended and has been accounted for using the retail method of accounting in accordance with GAAP.

                               Annex A - Page 24

            w. SUFFICIENCY OF ASSETS. The assets currently owned by CRA or any of its Subsidiaries, or leased by CRA or any such Subsidiary pursuant to any lease agreement entered into in the Ordinary Course of Business or otherwise disclosed to the Merger Sub, constitute all of the assets necessary to conduct the business of CRA and its Subsidiaries in the Ordinary Course of Business as at February 1, 1997 and at the date hereof.

            x. BOARD RECOMMENDATION . The board of directors of CRA, at a meeting duly called and held on March 4, 1997 (the "BOARD MEETING"), has by unanimous vote of those directors present (other than the interested director who shall have abstained from voting) 2. determined that this Agreement and the transactions contemplated hereby, including the Merger, taken together, are fair to and in the best interests of the stockholders of CRA, 3. adopted resolutions to recommend that the holders of the CRA Shares approve this Agreement and the transactions contemplated, herein, including the Merger, and 4. adopted resolutions providing that the Options shall be treated, and the Option Plan shall terminate, in accordance with in ss.2(d)(vi).

            y. BROKERS' FEES . None of CRA and its Subsidiaries has any liability or obligation to pay any fees or commissions to any broker, finder, or similar agent (other than a fee to Houlihan Lokey Howard & Zukin consisting of an amount in cash equal to (i) 1 % multiplied by the addition of (a) the Merger Consideration and (b) the aggregate cash payments to CRA option holders pursuant to ss.2(d)(vi) and (ii) $204,875 and a fairness opinion fee of $150,000 to Stephens Inc.) with respect to the transactions contemplated by this Agreement.

            z. DISCLOSURE . The CRA Information contained in (i) the Prospectus and the Registration Statement will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading, and (ii) the Definitive CRA Proxy Materials will not contain any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact or which omits to state any material fact necessary in order to make the statements therein not false or misleading. As used herein, "CRA INFORMATION" means all information with respect to CRA or any of its Subsidiaries provided for use in the Prospectus, the Registration Statement or the Definitive CRA Proxy Materials, as the case may be. The Definitive CRA Proxy Materials, insofar as they relate to CRA, including any amendments thereto, will comply as to form and otherwise in all material respects, with the applicable requirements of the Securities Act, the Securities Exchange Act and the rules and regulations thereunder.

            aa. TAX-FREE REORGANIZATION REQUIREMENTS . i. CRA is not aware of any plan or intention by any shareholder, to sell, exchange or otherwise dispose of any SSI Shares that will be received pursuant to this Agreement; 3. the Merger Sub will acquire at least 90 percent of the fair market value of the net assets, and at least 70 percent of the fair market value of the gross assets, held by CRA immediately prior to the Merger. For purposes of this representation, amounts paid by CRA in respect of Dissenting Shares, CRA assets used to pay CRA's expenses of the Merger, and all redemptions and distributions made by CRA in contemplation of the Merger will be included as assets of CRA held immediately prior to the Merger; 4. CRA liabilities assumed by the Surviving Corporation and liabilities to which the CRA assets are subject were incurred by CRA in the ordinary course of its business; and 5. CRA is not an "investment company" as defined in Section 368(a)(3)(F)(iii) of the Code.

                               Annex A - Page 25

            Section 4. REPRESENTATIONS AND WARRANTIES OF SSI AND MERGER SUB. SSI represents and warrants to CRA (and will cause the Merger Sub to represent and warrant) that the statements contained in this ss.4 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this ss.4), except as set forth in the Disclosure Schedule of SSI. The Disclosure Schedule of SSI will be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this ss.4.

            a. ORGANIZATION . Each of SSI and the Merger Sub is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation.

            b. CAPITALIZATION . The authorized capital stock of SSI consists of
(i) 75,000,000 shares of common stock, $.01 par value per share, of which 22,033,303 shares are issued and outstanding, (ii) 3,000,000 shares of Class B common stock, par value $.01 per share of which 1,250,584 are issued and outstanding and (iii) 2,500 shares of preferred stock, $1.00 par value per share, none of which are issued and outstanding. All of the SSI Shares to be issued in the Merger have been duly authorized and, upon consummation of the Merger, will be validly issued, fully paid and nonassessable. Notwithstanding the foregoing, CRA acknowledges that, after the date hereof and prior to the Effective Time, SSI may issue additional SSI Shares.

            c. AUTHORIZATION OF TRANSACTION . SSI has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly authorized by the board of directors of SSI, has been duly executed and delivered on behalf of SSI, and constitutes the valid and legally binding obligation of SSI, enforceable and in effect in accordance with its terms and conditions.

            d. NONCONTRAVENTION . Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will
(i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which either of SSI or the Merger Sub is subject or any provision of the charter or bylaws of either of SSI or the Merger Sub or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party a put right or repurchase obligation or the right to accelerate, terminate, modify or cancel, or require any notice under, any material agreement, contract, lease, license, instrument, or other material arrangement to which either of SSI or the Merger Sub is a party or by which it is bound or to which any of its material assets is subject, except for any such matters which, both individually and in the aggregate, would not have a SSI Material Adverse Effect or restrict either SSI's or the Merger Sub's ability to consummate the transactions contemplated hereby. Other than in connection with the provisions of the Hart-Scott-Rodino Act, the Texas Act, the Oklahoma Act, the Securities Exchange Act, the Securities Act, the state securities laws and the laws of any foreign jurisdiction, neither SSI nor the Merger Sub needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order for the Parties to consummate the transactions contemplated by this Agreement.

                               Annex A - Page 26

            e. FILINGS WITH THE SEC . SSI has made all filings with the SEC that it has been required to make within the past three years under the Securities Act and the Securities Exchange Act (including any exhibits and amendments thereto). Each such filing complied with the Securities Act and the Securities Exchange Act in all material respects when filed. No such filing, when filed, contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

            f. FINANCIAL STATEMENTS . SSI has filed an Annual Report on Form 10-K for the fiscal year ended February 3, 1996 and a Quarterly Report on Form 10-Q for the fiscal quarters ended May 4, 1996, August 3, 1996 and November 2, 1996 (together the "SSI PUBLIC REPORTS"). The financial statements included in or incorporated by reference into the SSI Public Reports have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, present fairly the financial condition of SSI and its Subsidiaries as of the indicated dates and the results of operations of SSI and its subsidiaries for the indicated periods, are consistent with the books and records of SSI and its Subsidiaries, and comply with the material provisions of Regulations S-K and S-X of the Securities Act. Attached as Schedule 4(f) are the unaudited consolidated balance sheet, income statement and cash-flow statement of SSI and its Subsidiaries as of and for the fiscal year ended February 1, 1997 (together with the SSI Public Reports and including the related notes and schedules, the "SSI FINANCIAL STATEMENTS") which have been prepared in accordance with GAAP on a basis consistent with the SSI Public Reports, except for footnote disclosures, applied on a consistent basis throughout the periods covered thereby, present fairly the financial condition of SSI and its Subsidiaries as of the indicated dates and the results of operations of SSI and its Subsidiaries for the indicated periods, and are consistent with the books and records of SSI and its Subsidiaries.

            g. DISCLOSURE . The SSI Information contained in the Definitive CRA Proxy Materials and the Registration Statement will not, on the date the Registration Statement becomes effective, and the SSI Subsequent Exchange Act Reports will not, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading. As used herein, "SSI INFORMATION" means all information with respect to SSI or any of its Subsidiaries provided for use in the Prospectus, Definitive CRA Proxy or the Registration Statement.

            h. INVESTMENT COMPANY . Neither SSI nor the Merger Sub is an "investment company" as defined in Section 368(a)(3)(F)(iii) of the Code.

            i. ABSENCE OF CERTAIN DEVELOPMENTS . Except as expressly disclosed in SSI's Filings with the SEC or in the Subsequent SSI Exchange Act Reports, there has not been any SSI Material Adverse Effect.

            j. LITIGATION . Except as disclosed in SSI's filings with the SEC or the Subsequent SSI Exchange Act Reports, there are no judgments, decrees, lawsuits, actions, proceedings, claims, complaints, injunctions, orders or investigations by or before any governmental authority pending or threatened against SSI or its Subsidiaries (i) which could reasonably be expected to have an SSI Material Adverse Effect, or (ii) seeking to enjoin the transactions

                               Annex A - Page 27
contemplated hereby. To SSI's knowledge, there are no existing facts or circumstances which give any reason to believe that any such action, suit, proceeding, hearing or investigation may be brought or threatened against SSI or any of its Subsidiaries.

            k. TAXES . Except for such failures or omissions which could not reasonably be expected to result in an SSI Material Adverse Effect:

                    i. each of SSI and its Subsidiaries has duly and timely
            filed all Tax Returns required to be filed by it, all such Tax Returns have been prepared in compliance with all applicable laws and regulations and are true, correct and complete in all respects;

                    ii. all Taxes owed by each of SSI and its Subsidiaries,
            whether or not shown on any Tax Return, have been timely paid; and

                    iii. SSI and its Subsidiaries have maintained adequate
            provision for Taxes payable by SSI and its Subsidiaries.

            l. ENVIRONMENTAL . Except for such failures or violations which could not reasonably be expected to result in an SSI Material Adverse Effect, SSI and its Subsidiaries have complied and are in compliance with all applicable Environmental Laws.

            m. EMPLOYEE BENEFITS PLAN . Except as disclosed in SSI's filings with the SEC or in a Subsequent SSI Exchange Act Report, SSI has no material liability for any unfunded or underfunded Benefit Plans or any material withdrawal liability with respect to any multiemployer plan or any liability in connection with the termination or reorganization of any multiemployer plan which liability could reasonably be expected to have an SSI Material Adverse Effect.

            n. BOOKS AND RECORDS. The stock records of SSI fairly and accurately reflect in all material respects the record ownership of all of the outstanding shares of SSI's capital stock. The other books and records of SSI and its Subsidiaries, including financial records and books of account, are complete and accurate in all material respects and have been maintained in accordance with sound business practices.

            o. INSURANCE . SSI and each of its Subsidiaries is insured with financially responsible insurers in such amounts and against such risks and losses as are customary for companies conducting the business as conducted by SSI and its Subsidiaries. Neither SSI nor any of its Subsidiaries has received notice of cancellation or termination with respect to any material insurance policy of SSI or its Subsidiaries.

            p. BROKER'S FEE . None of SSI and its Subsidiaries has any liability or obligation to pay any fees or commissions to any broker, finder, or similar agent with respect to the transactions contemplated by this Agreement other than to Credit Suisse First Boston Corporation or in connection with the financing of such transactions.

                               Annex A - Page 28

            Section 5. COVENANTS. The Parties agree as follows with respect to the period from and after the execution of this Agreement.

            a. GENERAL . Each of the Parties will use all commercially reasonable best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in ss.6 below) and to assist SSI and SRI in any efforts to renegotiate the terms of any of CRA's existing financing or other material contracts.

            b. NOTICES AND CONSENTS . CRA will give any notices (and will cause each of its Subsidiaries to give any notices) to any governmental authority or third parties, and will use all commercially reasonable best efforts to obtain (and will cause each of its Subsidiaries to use all commercially reasonable best efforts to obtain) any governmental authority or third party consents, necessary to the consummation of the transactions contemplated hereby, including any consents, waivers, amendment or other action required with respect to the Contracts and other matters listed on Schedules 3(d), 3(p) and 3(s) above. All costs incurred in connection with such notices and consents shall be borne by CRA.

            c. REGULATORY MATTERS AND APPROVALS . Each of the Parties will (and CRA will cause each of its Subsidiaries to) give any notices to, make any filings with, and use all commercially reasonable best efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in ss.3(d) and ss.4(d) above. Without limiting the generality of the foregoing:

                    i. SECURITIES ACT, SECURITIES EXCHANGE ACT, AND STATE
            SECURITIES LAWS. CRA will prepare and file with the SEC on or before March 31, 1997 or as soon as practicable thereafter preliminary proxy materials under the Securities Exchange Act relating to the CRA Stockholder Vote. SSI and the Merger Sub will prepare and file with the SEC a registration statement under the Securities Act relating to the offering and issuance of the SSI Shares to be issued in connection with the Merger (the "REGISTRATION STATEMENT"). The filing Party in each instance will use all commercially reasonable best efforts to respond to the comments of the SEC thereon and will make any further filings (including amendments and supplements) in connection therewith that may be necessary, proper, or advisable. Each of SSI and SRI will provide CRA, and CRA will provide each of SSI and SRI, with information and assistance necessary or desirable in connection with the preparation of the foregoing filings and any SEC filings or any offering memorandum or similar document by SSI or SRI in connection with the financing of the transactions contemplated hereby or any other required filing with the SEC that the filing Party reasonably may request (including, in the case of any financings by SSI or SRI, the preparation and delivery of financial statements or related disclosure, including but not limited to, pro forma financial data complying with the requirements of Regulation S-X of the Securities Act). Each of SSI and the Merger Sub will take all actions that may be necessary, proper, or advisable under state securities laws in connection with the offering and issuance of the SSI Shares. In addition to the foregoing, SSI shall continue to file periodic reports with the SEC under the Securities Exchange Act between the date of this

                               Annex A - Page 29

            Agreement and the Effective Time (the "SUBSEQUENT SSI EXCHANGE ACT REPORTS") and, in the event of an SSI Material Adverse Effect, such event will be adequately summarized in the Registration Statement or the Subsequent SSI Exchange Act Reports.

                    ii. CRA STOCKHOLDER VOTE. CRA will call a special meeting of its stockholders (the "CRA STOCKHOLDER VOTE") as soon as reasonably practicable in order that the stockholders may consider and vote upon the adoption of this Agreement and the approval of the Merger in accordance with the Survivor's Act. CRA will mail the Combined Disclosure Document to its stockholders as soon as reasonably practicable. The Combined Disclosure Document will contain the affirmative recommendations of the board of directors of CRA in favor of the adoption of this Agreement and the approval of the Merger Sub. Notwithstanding the foregoing, nothing in this ss.5(c)(ii) shall be construed to require any director of CRA to take any actions or permit any events described above to the extent that the board of directors of CRA shall conclude in good faith, based upon the written advice of legal counsel to the board or such director, that such action is prohibited in order for the director to act in a manner that is consistent with his fiduciary obligations under applicable laws.

                    iii. HART-SCOTT-RODINO ACT AND OTHER FILINGS. CRA will file any Notification and Report Forms or other form or report and related material that the Parties may be required to file with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the Hart-Scott-Rodino Act or with any other governmental entity under the laws of any foreign jurisdiction, will use all commercially reasonable best efforts to obtain (and CRA will cause each of its Subsidiaries to use all commercially reasonable best efforts to obtain) an early termination of any applicable waiting period, and will make any further filings pursuant thereto that may be necessary, proper, or advisable.

            d. AGREED UPON PROCEDURE LETTER/COMFORT LETTER . In connection with the information regarding CRA or its Subsidiaries or the transactions contemplated by this Agreement provided by CRA or its Subsidiaries specifically for inclusion in, or incorporation by reference into, the Prospectus, the Registration Statement or any SEC filings by SSI or SRI in connection with the financing of the transactions contemplated hereby, CRA shall use all commercially reasonable efforts to cause to be delivered to the board of directors of SSI and SRI a letter of the relevant type from Deloitte & Touche LLP, dated the date on which such Registration Statement (or such other SSI filings) shall become effective

                               Annex A - Page 30
and addressed to (i) the board of directors of SSI, SRI or CRA and (ii) an underwriter(s) as required by SSI, in form and substance reasonably satisfactory to SSI and customary in scope and substance for letters delivered by independent public accountants in connection with registrations or offerings of the relevant type. In connection with the information regarding SSI or SRI or the transactions contemplated by this Agreement provided by SSI or SRI specifically for inclusion in, or incorporation by reference into, the Prospectus, the Registration Statement and the Definitive CRA Proxy Materials, SSI shall use all commercially reasonable efforts to cause to be delivered to the board of directors of CRA a letter of the relevant type from Price Waterhouse LLP, dated the date on which the Registration Statement shall become effective and addressed to the board of directors of CRA, in form and substance reasonably satisfactory to CRA and customary in scope and substance for letters delivered by independent public accountants in connection with registrations of the relevant type.

            e. LISTING OF SSI SHARES. SSI will cause the SSI Shares that will be issued in the Merger to be approved for listing on the NASDAQ National Market System, subject to official notice of issuance, prior to the Effective Time.

            f. CRA OPERATION OF BUSINESS. Prior to the Closing, except as otherwise expressly provided herein, CRA shall, and shall cause each of its Subsidiaries to:

                    i. except as contemplated by this Agreement, operate only in the Ordinary Course of Business;

                    ii. use its reasonable best efforts to keep in full force
            and effect its corporate existence and all material rights, franchises, Proprietary Rights and goodwill relating or obtaining to its business;

                    iii. use its reasonable best efforts to retain its employees and preserve its present relationships with customers, suppliers, contractors, distributors and such employees, and continue to compensate such employees consistent with past practices;

                    iv. maintain the Proprietary Rights so as not to affect
            adversely any registration or application for registration thereof or the validity or enforcement thereof, maintain its other assets in customary repair, order and condition and maintain insurance reasonably comparable to that in effect on the date of this Agreement; and in the event of any casualty, loss or damage to any of such assets repair or replace such assets with assets of comparable quality and value;

                    v. use its reasonable best efforts to obtain all
            authorizations, consents, waivers, approvals or other actions necessary or desirable to consummate the transactions contemplated hereby (including, without limitation, paying any expenses in connection therewith) and to cause the other conditions to SSI's and the Merger Sub's obligation to close to be satisfied;

                    vi. perform in all material respects all of its obligations under all notes, bonds, mortgages, indentures, licenses, contracts, agreements or other instrument or obligation to which CRA or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound and not enter into, assume or amend any such contract or commitment other than in the Ordinary Course of Business;

                    vii. prepare and file all Tax Returns and other Tax reports, filings and amendments thereto required to be filed by it, on a timely basis; provided, that CRA

                               Annex A - Page 31
            will not file or amend any income Tax returns without the prior written consent of SSI; and

                    viii. deliver to SSI and SRI (A) on or prior to March 30,
            1997, the audited consolidated balance sheet, income statement and cash-flow statement of CRA and its Subsidiaries as of and for the fiscal year ended February 1, 1997, in a form suitable for filing in an Annual Report on Form 10-K, together with an independent auditor's report in respect thereof and details explaining any adjustments or significant differences between such audited statements and those attached as Schedule 3(f); and (B) within 15 days of each month end from the date hereof through the Closing Date its consolidated unaudited balance sheets, income statements and cash flow statements as of and for the immediately preceding month.

Further, prior to the Closing, without the prior written consent of the Merger Sub or as otherwise expressly provided herein, CRA will not, and will cause each of its Subsidiaries not to enter into any contract, agreement or commitment or take any other action (other than in the Ordinary Course of Business and except for any contracts or agreements related to any retail store location currently being negotiated by CRA or as expressly disclosed in Schedule 3(s)(i) or (ii)) which, if entered into or taken prior to the date of this Agreement, would cause any representation or warranty of CRA to be untrue in any respect or be required to be disclosed on the Disclosure Schedule (including, without limitation, Schedule 3(g)); or take or omit to be taken any action, or permit its Affiliates to take or to omit to take any action, which would have a material adverse effect on the business, financial condition or prospects of CRA or its Subsidiaries.

            g. FULL ACCESS. CRA will (and will cause each of its Subsidiaries to) permit representatives of each of SSI, SRI and any of their respective financing sources to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of CRA and its Subsidiaries, to all premises, properties, personnel, books, records (including tax records), contracts, and documents of or pertaining to each of CRA and its Subsidiaries. Subject to the signing of a confidentiality agreement satisfactory in form and substance to SSI, SSI will (and will cause each of its Subsidiaries to) permit representatives of CRA to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of SSI and its Subsidiaries, to all premises, properties, personnel, books, records (including tax records), contracts, and documents of or pertaining to each of SSI and its Subsidiaries. No investigation by SRI heretofore or hereafter made shall modify or otherwise affect any representations and warranties of CRA, which shall survive any such investigation, or the conditions to the obligation of Merger Sub or SSI to consummate the transactions contemplated hereby.

            h. NOTICE OF DEVELOPMENTS. Each Party will give prompt written notice to the others of any material adverse development causing a breach of any of its own representations and warranties in ss.3 and ss.4 above. No disclosure by any Party pursuant to this ss.5(h), however, shall be deemed to amend or supplement their respective Disclosure Schedules or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

            i. ACQUISITION PROPOSALS. CRA shall not, and it shall not authorize or permit any of its Subsidiaries, officers, directors or employees or any advisors or agents retained by CRA or its

                               Annex A - Page 32

Subsidiaries, directly or indirectly, to (i) solicit, initiate or knowingly encourage or induce the making of any CRA Acquisition Proposal, (ii) negotiate with any third party with respect to any CRA Acquisition Proposal, (iii) endorse or recommend the CRA Acquisition Proposal of any third party or (iv) enter into any Contract with any third party with the intent to effect any CRA Acquisition Proposal. Notwithstanding the foregoing, nothing in this ss.5(i) shall be construed to prohibit CRA or its board of directors from taking any actions or permitting any events described above (other than any action described in clause
(i) above) to the extent that the board of directors of CRA shall conclude in good faith, based upon the written advice of McKinney, Stringer and Webster, P.C., that such action is required in order for the board of directors to act in a manner that is consistent with its fiduciary obligations under applicable law. CRA shall promptly advise SSI orally and in writing of the receipt of any CRA Acquisition Proposal or similar inquiry, the basic CRA Acquisition Proposal terms and the identity of the proposed acquiror.

            j. AFFILIATE AGREEMENTS. Each of the Parties will use every reasonable effort to ensure that each Person who would be deemed to be an "affiliate" for purposes of Rule 144(c) under the Securities Act of SSI or of CRA executes a written confirmation that such affiliate agrees to appropriate restrictions on its ability to transfer SSI Shares in order to comply with Rule 145 under the Securities Act.

            k. CLOSING DOCUMENTS. CRA shall, prior to or on the Closing Date, execute and deliver, or cause to be executed and delivered to the Merger Sub, the documents or instruments described in Section 6(a), the Merger Sub shall, prior to or on the Closing Date, execute and deliver, or cause to be executed and delivered, to CRA, the documents or instruments described in Section 6(b).

            l. DIRECTORS AND OFFICER'S INSURANCE . To the extent commercially available on terms no less favorable to SSI than the proposal submitted to SSI prior to the date hereof, SSI shall provide each individual who served as a director or officer of CRA at any time prior to the Effective Time with liability insurance for a period customary for policies of this nature after the Effective Time on terms no less favorable in coverage and amount than any applicable insurance in effect immediately prior to the Effective Time.

            m. SEVERANCE AGREEMENTS . CRA shall, prior to or on the Closing Date, amend the Severance Pay Plan, or enter into appropriate agreements, to provide that any Person who has entered into an Executive Severance Agreement shall be excluded from, and shall not be entitled to, without limitation, any payments or benefits under the Severance Pay Plan.

            n. OPTION CANCELLATION AGREEMENTS . CRA shall, on or before March 31, 1997, deliver to SSI executed option cancellation agreements from the holders of the CRA Options pursuant to which each such holder agrees not to exercise his or her CRA Options prior to the Effective Time in exchange for the right to receive the cash payment contemplated by ss.2(d)(vi) hereof (the "OPTION CANCELLATION AGREEMENTS").

                               Annex A - Page 33

            Section 6. CONDITIONS TO CLOSING.

            a. CONDITIONS TO OBLIGATIONS OF SSI AND MERGER SUB . The obligations of SSI and the Merger Sub to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction of the following conditions. The following conditions can only be waived in writing:

                    i. the representations and warranties set forth in ss.3
            above shall be true and correct at and as of the Closing Date;

                    ii. CRA shall have performed and complied with all of its
            covenants hereunder through the Closing;

                    iii. the Requisite CRA Stockholder Approval shall have been obtained;

                    iv. CRA and its Subsidiaries shall have procured all of the consents, waivers, amendments or other actions specified in ss.5(b) above, including, without limitation, any required consents, waivers, amendments or other actions with respect to the Contracts and other matters listed on Schedules 3(d), 3(p) and 3(s);

                    v. no action, suit, or proceeding shall be pending or
            threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator (other than an action, suit or proceeding in which both (A) no governmental authority is or is threatened to be a party and (B) there is no reasonable possibility of an outcome that would have a CRA Material Adverse Effect or an SSI Material Adverse Effect wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (w) prevent consummation of any of the transactions contemplated by this Agreement, (x) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, (y) affect adversely the right of the Surviving Corporation to own the former assets, to operate the former businesses, and to control the former Subsidiaries of CRA, or
            (z) affect adversely the right of any of the former Subsidiaries of CRA to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect);

                    vi. there shall have been no CRA Material Adverse Effect;

                    vii. CRA shall have delivered to SSI and the Merger Sub a
            certificate to the effect that each of the conditions specified above in ss.6(a)(i)-(vi) is satisfied in all respects;

                    viii. the Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceeding for that purpose shall have been initiated by the SEC;

                               Annex A - Page 34

                    ix. CRA shall have delivered to the Merger Sub evidence
            satisfactory to the Merger Sub of the cancellation of all outstanding options, warrants and other equity interests;

                    x. the SSI Shares that will be issued in the Merger shall
            have been approved for listing on NASDAQ, subject to official notice of issuance;

                    xi. all applicable waiting periods (and any extensions
            thereof) under the Hart-Scott-Rodino Act and under the laws of any foreign jurisdiction shall have expired or otherwise been terminated and the Parties shall have received all other authorizations, consents, and approvals of governments and governmental agencies referred to in ss.3(d) and ss.4(d) above;

                    xii. each of SSI and the Merger Sub shall have received from counsel to CRA opinions as to corporate and tax matters (including that the Merger will qualify as a reorganization under Section 368(a)(2)(D) of the Code) dated as of the Closing Date and addressed to, and in form and substance reasonably satisfactory to, each of SSI and the Merger Sub;

                    xiii. CRA shall have terminated, to the extent requested by
            SSI, any and all existing stockholders agreements, and any and all similar agreements or arrangements, to which CRA is a party;

                    xiv. no Triggering Event shall have occurred;

                    xv. the SSI Average Closing Price shall not be less than
            $15.00;

                    xvi. no more than 7.5% of the outstanding CRA Shares
            constitute Dissenting Shares;

                    xvii. SSI and SRI shall have received the cash proceeds of financing necessary for SSI and SRI to consummate the Merger as contemplated herein, pay all costs and expenses associated therewith and provide for the ongoing working capital needs of the Surviving Corporation at commercially reasonable rates and otherwise on terms satisfactory to SRI; and

                    xviii. all actions to be taken by CRA in connection with
            consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to affect the transactions contemplated hereby shall be reasonably satisfactory in form and substance to SSI and Merger Sub.

            b. CONDITIONS TO OBLIGATIONS OF CRA . The obligation of CRA to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions. The following conditions can only be waived in writing.

                               Annex A - Page 35

                    i. the representations and warranties set forth in ss.4
            above shall be true and correct at and as of the Closing Date;

                    ii. each of SSI and the Merger Sub shall have performed and complied with all of its covenants hereunder through the Closing;

                    iii. the Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceeding for that purpose shall have been initiated by the SEC;

                    iv. the SSI Shares that will be issued in the Merger Sub
            shall have been approved for listing on the NASDAQ National Market System, subject to official notice of issuance;

                    v. no action, suit, or proceeding shall be pending or
            threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator (other than an action, suit or proceeding in which both (A) no governmental authority is or is threatened to be a party and (B) there is no reasonable possibility of an outcome that would have a material adverse effect on CRA or SSI wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (w) prevent consummation of any of the transactions contemplated by this Agreement, (x) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, (y) affect adversely the right of the Surviving Corporation to own the former assets, to operate the former businesses, and to control the former Subsidiaries of CRA, or (z) affect adversely the right of any of the former Subsidiaries of CRA to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect);

                    vi. There shall have been no SSI Material Adverse Effect.

                    vii. each of SSI and the Merger Sub shall have delivered to
            CRA a certificate to the effect that each of the conditions specified above in ss.6(b)(i)-(vi) is satisfied in all respects;

                    viii. the Requisite CRA Stockholder Approval shall have been obtained;

                    ix. all applicable waiting periods (and any extensions
            thereof) under the Hart-Scott-Rodino Act and under the laws of any foreign jurisdiction shall have expired or otherwise been terminated and the Parties shall have received all other authorizations, consents, and approvals of governments and governmental agencies referred to in ss.3(d) and ss.4(d) above;

                    x. CRA shall have received from counsel to SSI and the
            Merger Sub opinions as to corporate and tax matters (including that the Merger will qualify as a

                               Annex A - Page 36
            reorganization under Section 368(a)(2)(D) of the Code) dated as of the Closing Date and addressed to, and in form and substance reasonably satisfactory to, CRA; and

                    xi. all actions to be taken by each of SSI and the Merger
            Sub in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instrument, and other documents required to affect the transactions contemplated hereby shall be reasonably satisfactory in form and substance to CRA.

            Section 7. TERMINATION AND ITS CONSEQUENCES.

            a. TERMINATION OF Agreement . The Parties may terminate this Agreement by mutual written consent at any time prior to the Effective Time. In addition, any Party may terminate this Agreement with the prior authorization of its board of directors (whether before or after stockholder approval) as provided below:

                    i. Any Party may terminate this Agreement by giving written notice to the other Party at any time prior to the Effective Time, if the Closing has not occurred on or before July 15, 1997, by reason of the failure of any condition precedent under ss.ss.6(a) or 6(b) hereof (excluding subparagraphs (i) and (ii) of each such subsection). Whereupon all rights and obligations of the Parties hereunder shall terminate without any liability of any Party to any other Party except as provided in ss.7(b).

                    ii. Any Party may terminate this Agreement by giving written notice to the other Party at any time prior to the Effective Time, if the Closing has not occurred on or before July 15, 1997, by reason of the other Party's breach of any material representation, warranty or covenant contained in this Agreement, of which the nonbreaching Party has notified the breaching Party of the breach, and the breach has continued without cure for a period of 10 days after the notice of breach or such lesser period as remains between the date of the notice and July 15, 1997. If any Party terminates this Agreement pursuant to this ss.7(a)(ii), all rights and obligations of the Parties hereunder shall terminate without any liability of any Party to the other Party, except for any liability of any Party then in breach, including any liability as provided in ss. 7(b).

            b. CONSEQUENCES OF CERTAIN TERMINATIONS.

                    i. In consideration of the time and expense (including
            foregoing other opportunities) that SSI and SRI have invested in the transactions contemplated hereby, if this Agreement is terminated by either SSI or the Merger Sub due to the occurrence of a Triggering Event, then CRA shall pay to SSI upon such termination, in immediately available funds, a fee of $3,500,000 (plus all expenses and charges incurred by SSI, SRI and the Merger Sub in connection with this Agreement).

                    ii. If the Requisite CRA Stockholder Approval is not
            obtained at the CRA Stockholder Vote but no Triggering Event has occurred and no CRA

                               Annex A - Page 37

            Acquisition Proposal has been made, then CRA shall reimburse SSI for all expenses and charges incurred by SSI, SRI or the Merger Sub in connection with this Agreement.

                    iii. If this Agreement is terminated by SSI because of the failure to satisfy the conditions set forth in (A) ss.6(a)(xv) or
            (B) ss.6(a)(xvii) other than as a result of CRA Material Adverse Effect, then SSI shall pay to CRA upon such termination, in immediately available funds, a fee of $3,500,000 (plus all expenses and charges incurred by CRA in connection with this Agreement).

                    iv. Concurrently with the execution of this Agreement, SSI and CRA have entered into the Termination Option Agreement which will become immediately exercisable in accordance with its terms (A) if any of the events described in subsection (ii) or (iii) of the definition of Triggering Event occur, (B) the board of directors of CRA shall approve, endorse or recommend any CRA Acquisition Proposal within six months of the termination of this Agreement or (C) any Person or Group (as defined in Section 13(d)(3) of the Securities Exchange Act) within six months of the termination of this Agreement acquires beneficial ownership of more than 50% of the outstanding common stock of CRA.

                    v. If this Agreement is terminated by CRA because the board of directors of SSI shall have withdrawn its approval of this Agreement for any reason, other than as provided in ss. 7(a), then SSI shall reimburse CRA for all expenses and charges incurred by CRA in connection with this Agreement.

                    vi. The Parties hereto acknowledge that the agreements made in this ss.7(b) are integral to this Agreement and without such agreements the Parties would not enter into this Agreement.

            Section 8.  MISCELLANEOUS.

            a. SURVIVAL . None of the representations, warranties, and covenants of the Parties (other than the provisions in ss.7 above) will survive the Effective Time.

            b. PRESS RELEASES AND PUBLIC ANNOUNCEMENTS . Other than required by this Agreement, no Party shall issue any press release or make any public announcement (including SEC filings) prior to the Effective Time and relating to the subject matter of this Agreement without the prior written approval of the other Parties; PROVIDED, HOWEVER, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use all commercially reasonable best efforts to advise the other Parties prior to making the disclosure).

            b. NO THIRD PARTY BENEFICIARIES . This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

                               Annex A - Page 38

            d. ENTIRE AGREEMENT . This Agreement (including the Disclosure Schedules and the documents referred to herein) constitutes the entire agreement between the Parties and supersedes any prior understandings, agreements, or representations by or between the Parties, written or oral, to the extent they related in any way to the subject matter hereof, except that the Confidentiality and Standstill Agreement dated September 25, 1996 between SRI and CRA shall survive the execution and the termination of this Agreement.

            e. SUCCESSION AND ASSIGNMENT . This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party.

            f. COUNTERPARTS . This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

            g. HEADINGS . The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

            h. NOTICES . All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given if (and then two business days after) it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

If To Cra:                              Copy To:
----------                              --------

C.R. Anthony Company                    McKinney, Stringer & Webster, P.C.
701 North Broadway                      101 North Broadway, Suite 800
Oklahoma City, Oklahoma 73102           Oklahoma City, OK 73102
Attention: Michael E. McCreery          Attention: N. Martin Stringer
Facsimile: (405) 278-7662               Facsimile: (405) 239-7902

If To Ssi Or The Merger Sub:            Copy To:
----------------------------            --------

Stage Stores, Inc.                      Kirkland & Ellis
10201 Main Street                       153 East 53rd Street
Houston, Texas 77002                    New York, New York 10022
Attention: James A. Marcum              Attention: Lance C. Balk
Facsimile: (713) 669-2709               Facsimile: (212) 446-4900

Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address

                               Annex A - Page 39
to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

            i. GOVERNING LAW . THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE DOMESTIC LAWS OF THE STATE OF TEXAS WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAW PROVISION OR RULE (WHETHER OF THE STATE OF TEXAS OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF TEXAS.

            j. AMENDMENTS AND WAIVERS . The Parties may mutually amend any provision of this Agreement at any time prior to the Effective Time with the prior authorization of their respective boards of directors; PROVIDED, HOWEVER, that any amendment effected subsequent to stockholder approval will be subject to the restrictions contained in the Texas Act and the Oklahoma Act. No amendment or other modification of any provision of this Agreement and no waiver of any provision hereof or any right or benefit hereunder shall be valid unless the same shall be in writing and signed by each of the Parties. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

            k. SEVERABILITY . Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

            l. EXPENSES . Except as set forth in ss.7, each of the Parties will bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

            m. CONSTRUCTION . The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context otherwise requires. The word "including" shall mean including without limitation.

            n. INCORPORATION OF EXHIBITS AND SCHEDULES . The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

            o. WAIVER OF JURY TRIAL. The Parties hereby waive any right they may have to trial by jury in respect of any litigation based on, arising out of, under or in connection with this agreement or any course of conduct, course of dealing, verbal or written statement or action of any party hereto.

            p. TIME IS OF THE ESSENCE; COMPUTATION OF TIME . Time is of the essence for each and every provision of this Agreement. Whenever the last day for the exercise of any privilege or

                               Annex A - Page 40
the discharge of any duty hereunder shall fall upon a Saturday, Sunday, or any date on which banks in New York, New York are authorized to be closed, the party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a regular business day.

            q. SPECIFIC PERFORMANCE . Each of the Parties acknowledges that the rights created hereby are unique and recognizes and affirms that in the event of a breach of this Agreement irreparable harm would be caused, money damages may be inadequate and an aggrieved party may have no adequate remedy at law. Accordingly, each of the parties agrees that the other party shall have the right, in addition to any other rights and remedies existing in its favor at law or in equity, to enforce its rights and the obligations of the other party hereunder not only by an action or actions for damages but also by an action or actions for specific performance, injunctive and/or other equitable relief (without posting of bond or other security).

                                    * * * * *

                               Annex A - Page 41

            IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

                                   STAGE STORES, INC.


                                   By: ________________________
                                   Name:
                                   Title:


                                   C.R. ANTHONY COMPANY


                                   By: ________________________
                                   Name:
                                   Title:

                               Annex A - Page 42

                FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER


      Stage Stores, Inc., a Delaware corporation ("SSI"), and C.R. Anthony Company, an Oklahoma corporation ("CRA", and together with SSI, the "Parties") have entered into an Agreement and Plan of Merger dated March 5, 1997 (the "AGREEMENT"). The Parties desire to amend the Agreement, and are hereby entering into this First Amendment to the Agreement and Plan of Merger as of May 20, 1997 (the "FIRST AMENDMENT"). Now, therefore, in consideration of the premises and the mutual promises herein made, the Parties agree as follows.

      SECTION 1. Section 2(a) MERGER ALTERNATIVES of the Agreement is hereby amended by deleting the second through fourth sentences thereof and replacing them with the following:

      "The structure of the merger will either be a forward merger with the Merger Sub surviving or a reverse merger with CRA surviving, as may be determined by SSI, taking into account the percentage ("SSI STOCK PERCENTAGE") of the total merger consideration paid, plus amounts paid to the holders of CRA Options and the Dissenting Shares pursuant to " 2(d)(vi) and (g) below is represented by SSI Stock. If the SSI Stock Percentage is less than 50%, CRA shall continue after the Merger with all its rights, privileges, powers and franchises unaffected by the Merger, and the separate corporate existence of the Merger Sub shall cease. If the SSI Stock Percentage equals or exceeds 50%, either (i) CRA shall continue after the Merger with all its rights, privileges, powers and franchises unaffected by the Merger, and the separate corporate existence of the Merger Sub shall cease or (ii) the Merger Sub shall continue after the Merger with all its rights, privileges, powers and franchises unaffected by the Merger and the separate corporate existence of CRA shall cease, as shall be determined by SSI prior to the Effective Time."

      SECTION 2. Section 3(z)(aa) TAX-FREE REORGANIZATION REQUIREMENTS of the Agreement is hereby amended by deleting clause (i) and replacing it with the following:

      " (i) CRA is not aware of any plan or intention by any principal (5% or greater) shareholder, to sell, exchange or otherwise dispose of any SSI Shares that will be received pursuant to this Agreement."

      SECTION 3. Section 6 CONDITIONS TO CLOSING of the Agreement is hereby amended by:

      (a) deleting paragraph (a)(xii) thereof and replacing it with the following:

      " (xii) each of SSI and the Merger Sub shall have received from counsel to CRA opinions as to corporate and tax matters (including that the Merger will be tax-free to each of SSI, Merger Sub and CRA for federal income tax purposes) dated as of the Closing Date and addressed to, and in form and substance reasonably satisfactory to, each of SSI and the Merger Sub;" and

                                Annex A - Page 43

      (b) deleting paragraph (b)(x) thereof and replacing it with the following:

      " (x) CRA shall have received from counsel to SSI and the Merger Sub opinions as to corporate and tax matters (including that the Merger will be tax-free to each of SSI, Merger Sub and CRA for federal income tax purposes) dated as of the Closing Date and addressed to, and in form and substance reasonably satisfactory to, CRA; and"

      SECTION 4. Except as expressly modified in this First Amendment, the terms and conditions of the Agreement shall remain unchanged and in full force and effect.


      IN WITNESS WHEREOF, the Parties hereto have executed this First Amendment as of the date first above written.

                                    STAGE STORES, INC.

                                    By: ________________________________
                                    Name:
                                    Title:


                                    C.R. ANTHONY COMPANY


                                    By: ________________________________
                                    Name:
                                    Title:

                                Annex A - Page 44

                                     ANNEX B

                          TERMINATION OPTION AGREEMENT

            TERMINATION OPTION AGREEMENT, dated as of March 5, 1997, by and between C.R. ANTHONY COMPANY, an Oklahoma corporation (the "Grantor"), and STAGE STORES, INC., a Delaware corporation (the "Grantee").

            WHEREAS, concurrently with the execution and delivery of this Agreement, the Grantor and the Grantee are entering into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), which provides, among other things, that upon the terms and subject to the conditions thereof, the Grantor will be merged with a subsidiary of Grantor ("Sub"); and

            WHEREAS, as a condition to the Grantee's willingness to enter into the Merger Agreement, the Grantee has requested that the Grantor agree, and in order to induce the Grantee to enter into the Merger Agreement, the Grantor has so agreed, to grant to the Grantee an option with respect to certain shares of the Grantor's common stock on the terms and subject to the conditions set forth herein.

            NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements set forth herein and in the Merger Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto hereby agree as follows:

            1. GRANT OF OPTION. The Grantor hereby grants to the Grantee an irrevocable option (the "Stock Option") to purchase up to 1,798,093 shares of common stock, $.01 par value per share, of the Grantor (the "the Grantor Common Stock"), or such other number of shares of the Grantor Common Stock as equals 19.9% of the issued and outstanding shares of the Grantor Common Stock at the time of exercise of the Stock Option, in the manner set forth below, at a price of $8.00 per share (the "Exercise Price"), payable in cash in accordance with
Section 4 hereof. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Merger Agreement.

            2. EXERCISE OF OPTION. The Stock Option may be exercised by the Grantee, in whole or in part, at any time or from time to time after (A) any of the events described in subsection (ii) or (iii) of the definition of Triggering Event has occurred prior to the Effective Time, (B) the board of directors of CRA shall approve, endorse or recommend any CRA Acquisition Proposal within six months of the termination of the Merger Agreement or (C) any Person or Group (as defined in Section 13(d)(3) of the Securities Exchange Act) within six months of the termination of the Merger Agreement acquires beneficial ownership of more than 50% of the outstanding common stock of CRA.

            In the event the Grantee wishes to exercise the Stock Option, the Grantee shall deliver to the Grantor a written notice (an "Exercise Notice") specifying the total number of shares of the Grantor Common Stock it wishes to purchase. Each closing of a purchase of shares the Grantor Common Stock (a "Closing") shall occur at a place, on a date and at a time designated by the Grantee in any Exercise Notice delivered at least two business days prior to the date of the Closing.

            a. The Stock Option shall terminate upon the earlier of: (i) the Effective Time; or (ii) the date six months following any termination of the Merger Agreement.

            b. Notwithstanding the foregoing, the Stock Option may not be exercised if the Grantee is in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement or in the Merger Agreement.

                                Annex B - Page 1

            3. CONDITIONS TO CLOSING. The obligation of the Grantor to issue shares of the Grantee Common Stock to the Grantee hereunder is subject to the conditions (which, other than the conditions described in clauses (i) and (ii) below, may be waived by the Grantor in its sole discretion) that (i) all waiting periods, if any, under the HSR Act applicable to the issuance of shares of the Grantor Common Stock hereunder shall have expired or have been terminated, and all consents, approvals, order or authorization of, or registration, declarations or filings with, any federal administrative agency or commission or other federal governmental authority or instrumentality, if any, required in connection with the issuance of shares of the Grantor Common Stock hereunder shall have been obtained or made, as the case may be; (ii) no preliminary or permanent injunction or other order by any court of competent jurisdiction prohibiting or otherwise restraining such issuance shall be in effect; and (iii) such shares shall have been approved for listing on the NASDAQ National Market System upon official notice of issuance.

            4. CLOSING. At any Closing, (a) the Grantor will deliver to the Grantee a single certificate in definitive form representing the number of shares of the Grantor Common Stock designated by the Grantee in its Exercise Notice, such certificate to be registered in the name of the Grantee, or a nominee of the Grantee designated by the Grantee in the Exercise Notice and shall bear the legend set forth in Section 11, and (b) the Grantee will deliver to the Grantor the aggregate Exercise Price for the shares of the Grantor Common Stock so designated and being purchased at such Closing by wire transfer of immediately available funds.

            5. REPRESENTATIONS AND WARRANTIES OF THE GRANTOR. The Grantor represents and warrants to the Grantee that (a) Grantee is a corporation duly organized, validly existing and in good standing under the laws of the State of Oklahoma and has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder, (b) the execution and delivery of this Agreement by the Grantor and the consummation by the Grantor of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Grantor and no other corporate proceedings on the part of the Grantor are necessary to authorize this Agreement or any of the transactions contemplated hereby, (c) this Agreement has been duly executed and delivered by the Grantor and constitutes a valid and binding obligation of the Grantor, and, assuming this Agreement constitutes a valid and binding obligation of the Grantee, is enforceable against the Grantor in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles, (d) the Grantor has taken all necessary corporate action to authorize and reserve for issuance and to permit it to issue, upon exercise of the Stock Option, and at all times from the date hereof through the expiration of the Stock Option will have so reserved, 1,798,093 unissued shares of Grantor Common Stock, all of which, upon their issuance and delivery in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable, (e) upon delivery of such shares of the Grantor Common Stock to the Grantee upon exercise of the Stock Option, the Grantee will acquire valid title to all of such shares, free and clear of any and all Liens of any nature whatsoever, (f) the execution and delivery of this Agreement by the Grantor does not, and the performance of this Agreement by the Grantor will not, (1) violate the certificate of incorporation or by-laws of the Grantor, (2) conflict with or violate any statute, rule, regulation, order, judgment or decree applicable to the Grantor or by which it or any of its assets or properties is bound or affected, or (3) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give rise to any rights or termination, amendment, acceleration or cancellation of, or result in the creation of any Lien on any of the property or assets of the Grantor pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, or other instrument or obligation to which the Grantor or any of its Subsidiaries is a party or by which the Grantor or any of its assets or properties is bound or affected (except, in the case of clauses (2) and (3) above, for violations, breaches or defaults which would not, individually or in the aggregate, have a material adverse effect on the Grantor and except with respect to any item listed in Schedule 3(d) of the Merger Agreement), and (g) the execution and delivery of this Agreement by the Grantor does not, and the performance of this Agreement by the Grantor will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority except for pre-merger notification requirements of the HSR Act and except with respect to any item listed in Schedule 3(d) of the Merger Agreement.

            6. REPRESENTATIONS AND WARRANTIES OF THE GRANTEE. The Grantee represents and warrants to the Grantor that (a) the Grantee is a corporation duly organized, validly existing and in good standing under the laws of

                                Annex B - Page 2
the State of Delaware and has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder, (b) the execution and delivery of this Agreement by the Grantee and the consummation by the Grantee of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Grantee and no other corporate proceedings on the part of the Grantee are necessary to authorize this Agreement or any of the transactions contemplated hereby, (c) this Agreement has been duly executed and delivered by the Grantee and constitutes a valid and binding obligation to the Grantee in accordance with its terms subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles, (d) the execution and delivery of this Agreement by the Grantee does not, and the performance of this Agreement by the Grantee will not (1) violate the certificate of incorporation or by-laws of the Grantee, (2) conflict with or violate any statute, rule, regulation, order, judgment or decree applicable to the Grantee or by which it or any of its properties or assets is bound or affected or (3) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give rise to any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the property or assets of the Grantee pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, or other instrument or obligation to which the Grantee is a party or by which the Grantee or any of its properties or assets is bound or affected (except, in the case of clauses (2) and (3) above, for violations, breaches, or defaults which would not, individually or in the aggregate, have a material adverse effect on the Grantee), (e) the execution and delivery of this Agreement by the Grantee does not, and the performance of this Agreement by the Grantee will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, except for pre-merger notification requirements of the HSR Act and (f) any shares of the Grantor Common Stock acquired upon exercise of the Stock Option will be, and the Stock Option is being, acquired by the Grantee for its own account and not with a view to the public distribution or resale thereof in any manner which would be in violation of applicable United States securities laws.

            7. CERTAIN REPURCHASES. (a) THE GRANTEE PUT. At the request of the Grantee at any time during which the Stock Option is exercisable pursuant to
Section 2 (the "Repurchase Period"), the Grantor (or any successor entity thereof) shall repurchase from the Grantee the Stock Option, or any portion therefor for a price equal to the amount by which the "Market/Tender Offer Price" for shares of the Grantor Common Stock as of the date the Grantee gives notice of its intent to exercise its rights under this Section 7 (defined as the higher of (A) the highest price per share paid as of such date pursuant to any tender or exchange offer or other acquisition proposal or (B) the average of the closing sale prices of shares of the Grantor Common Stock on NASDAQ for the ten trading days immediately preceding such date) exceeds the Exercise Price, multiplied by the number of shares of the Grantor Common Stock purchasable pursuant to the Stock Option (or portion thereof with respect to which the Grantor is exercising its rights under this Section 7).

                  (b) PAYMENT AND REDELIVERY OF STOCK OPTION OR SHARES. In the event the Grantee exercises its rights under this Section 7, the Grantor shall, within 10 business days thereafter, pay the required amount to the Grantee in immediately available funds and the Grantee shall surrender to the Grantor the Stock Option, and the Grantee shall warrant that it owns the Stock Option free and clear of any and all Liens of any kind or nature whatsoever.

            8. REGISTRATION RIGHTS. In the event that the Grantee shall desire to sell any of the shares of the Grantor Common Stock purchased pursuant to the Stock Option within 3 years after such purchase, and such sale requires in the opinion of counsel to the Grantor, which opinion shall be reasonable satisfactory to the Grantee and its counsel, registration of such shares under the Securities Act of 1933, the Grantee may, by written notice (the "Registration Notice") to the Grantor (the "Registrant"), request the Registrant to register under the Securities Act all or any part of the shares purchased pursuant to the Stock Option ("Restricted Shares") beneficially owned by the Grantee (the "Registrable Securities") pursuant to a BONA FIDE firm commitment underwritten public offering in which the Grantee and the underwriters shall effect as wide a distribution of such Registrable Securities as is reasonably practicable and shall use their best efforts to prevent any person (including any Group) and its affiliates from purchasing through such offering Restricted Shares representing more than 2% of the outstanding shares of common stock of the Registrant on a fully diluted basis (a "Permitted Offering"). The Registration Notice shall include a certificate executed by the Grantee and its proposed managing underwriter, which underwriter shall be an investment banking firm of nationally recognized standing reasonably acceptable to the Grantor (the "Manager"), stating that (i) it has a good faith intention to commence

                                Annex B - Page 3
promptly a Permitted Offering and (ii) the Manager in good faith believes that, based on the then prevailing market conditions, it will be able to sell the Registrable Securities at a per share price to be specified in such Registration Notice (the "Fair Market Value"). The Registrant (and/or any person designated by the Registrant) shall thereupon have the option exercisable by written notice delivered to the Grantee within 10 business days after the receipt of the Registration Notice, irrevocably to agree to purchase all or any part of the Registrable Securities for cash at a price (the "Option Price") equal to the product of (i) the number of Registrable Securities and (ii) the Fair Market Value of such Registrable Securities. Any such purchase of Registrable Securities by the Registrant hereunder shall take place at a closing to be held at the principal executive offices of the Registrant or its counsel at any reasonable date and time designated by the Registrant and its designee in such notice within 20 business days after delivery of such notice. Any payment for the shares to be purchased shall be made by delivery at the time of such closing of the Option Price in immediately available funds.

            If the Registrant does not elect to exercise its option pursuant to this Section 8 with respect to all Registrable Securities designated in the Registration Notice, it shall use its best efforts to effect, as promptly as practicable, the registration under the Securities Act of the unpurchased Registrable Securities; PROVIDED, HOWEVER, that (i) the Grantee shall not be entitled to more than an aggregate of two effective registration statements hereunder and (ii) the Registrant will not be required to file any such registration statement during any period of time (not to exceed 90 days after such request in the case of clause (B) below or 120 days in the case of clauses
(A) and (C) below) when (A) the Registrant is in possession of material non-public information which it reasonably believes would be detrimental to be disclosed at such time and, in the judgment of the Board of Directors of the Registrant, such information would have to be disclosed if a registration statement were filed at that time; (B) the Registrant is required under the Securities Act to include audited financial statements for any period in such registration statement and such financial statements are not yet available for inclusion in such registration statement; or (C) the Registrant determines, in its reasonable judgment, that such registration would interfere with any financing, acquisition or other material transaction involving the Registrant or any of its affiliates. If consummation of the sale of any Registrable Securities pursuant to a registration hereunder does not occur within 120 days after the filing with the SEC of the initial registration statement with respect thereto, the provisions of this Section 8 shall again be applicable to any proposed registration; PROVIDED, HOWEVER, that the Grantee shall not be entitled to request more than two registrations pursuant to this Section 8 to be qualified for sale under the securities or blue-sky laws of such jurisdictions as the Grantee may reasonably request and shall continue such registration or qualification in effect in such jurisdiction; PROVIDED, HOWEVER, that the Registrant shall not be required to qualify to do business in, or consent to general service of process in, any jurisdiction by reason of this provision.

            The registration rights set forth in this Section 8 are subject to the condition that the Grantee shall provide the Registrant with such information with respect to the Grantee's Registrable Securities, the plans for the distribution thereof, and such other information with respect to the Grantee as, in the reasonable judgment of counsel for the Registrant, is necessary to enable the Registrant to include in such registration statement all material facts required to be disclosed with respect to a registration thereunder.

            A registration effected under this Section 8 shall be effected at the Registrant's expense, except for underwriting discounts and commissions and the fees and the expenses of counsel to the Grantee, and the Registrant shall provide to the underwriters such documentation (including certificates, opinions of counsel and "comfort" letters from auditors) as are customary in connection with underwritten public offerings as such underwriters may reasonably require. In connection with any such registration, the parties agree (i) to indemnify each other and the underwriters in the customary manner and (ii) to enter into an underwriting agreement in form and substance customary to transactions of this type with the Manager and the other underwriters participating in such offering.

            9. PROFIT LIMITATION. (a) Notwithstanding any other provision of this Agreement, in no event shall the Grantee's Total Profit (as hereinafter defined) exceed $4,000,000.00 and, if it otherwise would exceed such amount the Grantee, at its sole election, shall either (i) deliver to the Grantor for cancellation Shares previously purchased by the Grantee, (ii) pay cash or other consideration to the Grantor or (iii) undertake any combination thereof, so that the Grantee's Total Profit shall not exceed $4,000,000.00 after taking into account the foregoing actions.

                                Annex B - Page 4

            (b) Notwithstanding any other provision of this Agreement, this Stock Option may not be exercised for a number of Shares as would, as of the date of the Exercise Notice, result in a Notional Total Profit (as defined below) of more than $4,000,000.00, and, if exercise of the Stock Option otherwise would exceed such amount, the Grantee, at its discretion, may increase the Price for that number of Shares set forth in the Exercise Notice so that the Notional Total Profit shall not exceed $4,000,000.00; PROVIDED, that nothing in this sentence shall restrict any exercise of the Stock Option permitted hereby on any subsequent date at the Price set forth in Section 1.

            (c) As used herein, the term "Total Profit" shall mean the aggregate amount (before taxes) of the following: (i) the amount received by the Grantee pursuant to the Grantor's repurchase of the Stock Option pursuant to Section 7, and (ii) (x) the net cash amounts received by the Grantee pursuant to the sale of Restricted Shares (or any other securities into which such shares are converted or exchanged) to any unaffiliated party, less (y) the Grantee's purchase price for such Shares.

            (d) As used herein, the term "Notional Total Profit" with respect to any number of Restricted Shares as to which the Grantee may propose to exercise this Stock Option shall be the Total Profit determined as of the date of the Exercise Notice, assuming that this Stock Option were exercised on such date for such number of Restricted Shares and assuming that such Restricted Shares, together with all other Restricted Shares held by the Grantee and its affiliates as of such date, were sold for cash at the closing market price for the Grantor Common Stock as of the close of business on the preceding trading day (less customary brokerage commissions).

            10. ADJUSTMENT UPON CHANGES IN CAPITALIZATION. In the event of any change in the Grantor Common Stock by reason of stock dividends, stock splits, mergers (other than the Merger), recapitalizations, combinations, exchange of shares or the like, the type and number of shares or securities subject to the Stock Option, and the Exercise Price per share, shall be adjusted appropriately.

            11. RESTRICTIVE LEGENDS. Each certificate representing shares of the Grantor Common Stock issued to the Grantee hereunder shall initially be endorsed with a legend in substantially the following form:

                  THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN
            REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY BE REOFFERED OR SOLD ONLY IF SO REGISTERED OR IF AN EXEMPTION FROM SUCH REGISTRATION AND APPLICABLE STATE SECURITIES LAWS IS AVAILABLE. SUCH SECURITIES ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AS SET FORTH IN THE STOCK OPTION AGREEMENT, DATED MARCH 5, 1997, A COPY OF WHICH MAY BE OBTAINED FROM THE ISSUER HEREOF.

            12. BINDING EFFECT; NO Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, and permitted assigns. Except as expressly provided in this Agreement, neither this Agreement nor the rights or the obligations of either party hereto are assignable, except by operation of law, or with the written consent of the other party. Nothing contained in this Agreement, express or implied, is intended to confer upon any person other than the parties hereto and their respective permitted assigns any rights or remedies of any nature whatsoever by reason of this Agreement. Any Restricted Shares sold by a party in compliance with the provisions of Section 8 shall, upon consummation of such sale, be free of the restrictions imposed with respect to such shares by this Agreement, in no event will any transferee of any Restricted Shares be entitled to the rights of the Grantee hereunder. Certificates representing shares sold in a registered public offering pursuant to Section 8 shall not be required to bear the legend set forth in Section 11.

                                Annex B - Page 5

            13. INCORPORATION BY REFERENCE. The provisions of Sections 5(a) and
(b) and 8(d)(f)(g)(h)(i)(j)(k)(m)(o) and (p) of the Merger Agreement are incorporated herein by reference, to be read as though the references therein to the Merger Agreement were references to this Agreement.

                                   C.R. ANTHONY COMPANY

                                   By: ________________________
                                       Its:

                                   STAGE STORES, INC.

                                   By: ________________________
                                       Its:

                                Annex B - Page 6

                                     ANNEX C
                                 Stephens, Inc.

March 4, 1997


Board of Directors
C.R. Anthony Company
701 N. Broadway
Oklahoma City, OK  73102

Gentlemen:

            We have acted as your financial advisor in connection with the merger of C.R. Anthony Company (the "Company") with and into a wholly-owned subsidiary of Stage Stores, Inc. ("Stage Stores") ("the Transaction"). The consummation of the merger will result in the holders of common stock, $.01 par value, of the Company receiving, in exchange for each share of Company common stock, a minimum of $8.00 in aggregate value of cash and shares of common stock, $.01 par value, of Stage Stores, in a ratio to be determined. The value of Stage Stores common stock shall be determined on the basis of the average market price of such stock during an agreed upon period prior to the effective date of the Transaction. The minimum of $8.00 in aggregate value per share received by the holders of the Company common stock shall be increased by $.01 per share for each $.05 increment by which the average market price of Stage Stores common stock during the agreed upon period exceeds $20.00. The terms and conditions of the Transaction are more fully set forth in the draft of the Agreement and Plan of Merger between Stage Stores, Inc. and C.R. Anthony Company dated February 27, 1997.

            You have requested our opinion as to the fairness to the disinterested shareholders of the Company from a financial point of view of the consideration to be received by such shareholders in the Transaction. For the purposes of this opinion, the term "disinterested shareholders" means holders of the Company's one class of publicly traded common stock other than (1) directors, officers and employees of the Company, (2) any holder of five percent (5%) or more of the outstanding shares of such class assuming the exercise of options beneficially owned by the holder and (3) Stage Stores and its affiliates.

            In connection with rendering our opinion we have:

            (i) reviewed a draft of the Agreement and Plan of Merger between Stage Stores, Inc. and C.R. Anthony Company dated February 27, 1997;

            (ii) analyzed certain publicly available financial statements and reports regarding the Company and Stage Stores;

            (iii) reviewed certain publicly available reports on the Company and Stage Stores prepared by securities analysts;

                               Investment Bankers
                     111 Center Street Post Office Box 3507
                 Little Rock, Arkansas 72203-3507 501-374-4361
                                Fax 501-377-2674

                                Annex C - Page 1

            (iv) analyzed certain internal financial statements and other financial and operating data (including financial projections) concerning the Company prepared by management of the Company;

            (v) discussed with management of the Company the operations of and future business prospects for the Company and the anticipated financial consequences of the Transaction to the Company;

            (vi) discussed with management of Stage Stores the operations of and future business prospects for Stage Stores and the anticipated financial consequences of the Transaction to Stage Stores;

            (vii) reviewed the reported prices and trading activity for the common stock of the Company and Stage Stores;

            (viii) compared the financial performance of the Company and of Stage Stores and the prices and trading activity of the common stock of the Company and Stage Stores with that of certain other comparable publicly-traded companies and their securities;

            (ix) reviewed the financial terms, to the extent publicly available, of certain comparable transactions;

            (x) performed such other analyses and provided such other services as we have deemed appropriate.

      We have relied on the accuracy and completeness of the information and financial data provided to us by the Company and Stage Stores, and our opinion is based upon such information. We have inquired into the reliability of such information and financial data only to the limited extent necessary to provide a reasonable basis for our opinion, recognizing that we are rendering only an informed opinion and not an appraisal or certification of value. With respect to the financial projections prepared by management of the Company, we have assumed that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the future financial performance of the Company.

      As part of our investment banking business, we regularly issue fairness opinions and are continually engaged in the valuation of companies and their securities in connection with business reorganizations, private placements, negotiated underwritings, mergers and acquisitions and valuations for estate, corporate and other purposes. In the ordinary course of business, Stephens Inc. and its affiliates at any time may hold long or short positions, and may trade or otherwise effect transactions as principal or for the accounts of customers, in debt or equity securities or options on securities of the Company and of Stage Stores. Stephens is receiving a fee, and reimbursement of its expenses, in connection with the issuance of this fairness opinion.

      Based on the foregoing and our general experience as investment bankers, and subject to the qualifications stated herein, we are of the opinion on the date hereof that the consideration to be received by the disinterested shareholders of the Company in the Transaction is fair to them from a financial point of view.

      This opinion and a summary discussion of our underlying analyses and role as your financial advisor may be included in communications to the Company's shareholders provided that we approve of such disclosures prior to publication.

Very truly yours,




Stephens Inc.

                                Annex C - Page 2

                                     ANNEX D

                             GENERAL CORPORATION LAW
                            OF THE STATE OF OKLAHOMA

ss. 1091. Appraisal rights

                                APPRAISAL RIGHTS

      A. Any shareholder of a corporation of this state who holds shares of stock on the date of the making of a demand pursuant to the provisions of subsection D of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with the provisions of subsection D of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to the provisions of Section 1073 of this title shall be entitled to an appraisal by the district court of the fair value of his shares of stock under the circumstances described in subsections B and C of this section. As used in this section, the word "shareholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation. The provisions of this subsection shall be effective only with respect to mergers or consolidations consummated pursuant to an agreement of merger or consolidation entered into after November 1, 1988.

      B. 1. Except as otherwise provided for in this subsection, appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation, or of the acquired corporation in a share acquisition, to be effected pursuant to the provisions of Sections 1081, 1082, 1086, 1087, or 1091.1 of this title or Section 12 of this act. [FN1]

            2. a. No appraisal rights under this section shall be available for the shares of any class or series of stock which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of shareholders to act upon the agreement of merger or consolidation, were either:

                        (1) listed on a national securities exchange; or

                        (2) held of record by more than two thousand shareholders.

                  b. In addition, no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the shareholders of the surviving corporation as provided for in subsection F of Section 1081 of this title.

            3. Notwithstanding the provisions of paragraph 2 of this subsection, appraisal rights provided for in this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to the provisions of Sections 1081, 1082, 1086 or 1087 of this title to accept for such stock anything except:

                  a. shares of stock of the corporation surviving or resulting from such merger or consolidation; or

                  b. shares of stock of any other corporation which at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than two thousand shareholders; or

                  c. cash in lieu of fractional shares of the corporations described in subparagraphs a and b of this paragraph; or

                  d. any combination of the shares of stock and cash in lieu of the fractional shares described in subparagraphs a, b and c of this paragraph.

                                Annex D - Page 1

            4. In the event all of the stock of a subsidiary Oklahoma corporation party to a merger effected pursuant to the provisions of Section 1083 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Oklahoma corporation.

      C. Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections D and E of this section, shall apply as nearly as is practicable.

      D. Appraisal rights shall be perfected as follows:

            1. If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of shareholders, the corporation, not less than twenty (20) days prior to the meeting, shall notify each of its shareholders entitled to such appraisal rights that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each shareholder electing to demand the appraisal of the shares of the shareholder shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of the shares of the shareholder. Such demand will be sufficient if it reasonably informs the corporation of the identity of the shareholder and that the shareholder intends thereby to demand the appraisal of the shares of the shareholder. A proxy or vote against the merger or consolidation shall not constitute such a demand. A shareholder electing to take such action must do so by a separate written demand as herein provided. Within ten (10) days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each shareholder of each constituent corporation who has complied with the provisions of this subsection and has not voted in favor of or consented to the merger or consolidation as of the date that the merger or consolidation has become effective; or

            2. If the merger or consolidation was approved pursuant to the provisions of Section 1073 or 1083 of this title, the surviving or resulting corporation, either before the effective date of the merger or consolidation or within ten (10) days thereafter, shall notify each of the shareholders entitled to appraisal rights of the effective date of the merger or consolidation and that appraisal rights are available for any or all of the shares of the constituent corporation, and shall include in such notice a copy of this section. The notice shall be sent by certified or registered mail, return receipt requested, addressed to the shareholder at the address of the shareholder as it appears on the records of the corporation. Any shareholder entitled to appraisal rights may, within twenty (20) days after the date of mailing of the notice, demand in writing from the surviving or resulting corporation the appraisal of the shares of the shareholder. Such demand will be sufficient if it reasonably informs the corporation of the identity of the shareholder and that the shareholder intends to demand the appraisal of the shares of the shareholder.

      E. Within one hundred twenty (120) days after the effective date of the merger or consolidation, the surviving or resulting corporation or any shareholder who has complied with the provisions of subsections A and D of this section and who is otherwise entitled to appraisal rights, may file a petition in district court demanding a determination of the value of the stock of all such shareholders. Provided, however, at any time within sixty (60) days after the effective date of the merger or consolidation, any shareholder shall have the right to withdraw the demand of the shareholder for appraisal and to accept the terms offered upon the merger or consolidation. Within one hundred twenty
(120) days after the effective date of the merger or consolidation, any shareholder who has complied with the requirements of subsections A and D of this section, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the shareholder within ten (10) days after the shareholder's written request for such a statement is received by the surviving or resulting corporation or within ten (10) days after expiration of the period for delivery of demands for appraisal pursuant to the provisions of subsection D of this section, whichever is later.

      F. Upon the filing of any such petition by a shareholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which, within twenty (20) days after such service, shall file in the office of the

                                Annex D - Page 2
court clerk of the district court in which the petition was filed a duly verified list containing the names and addresses of all shareholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The court clerk, if so ordered by the court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the shareholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one (1) week before the day of the hearing, in a newspaper of general circulation published in the City of Oklahoma City, Oklahoma, or such publication as the court deems advisable. The forms of the notices by mail and by publication shall be approved by the court, and the costs thereof shall be borne by the surviving or resulting corporation.

      G. At the hearing on such petition, the court shall determine the shareholders who have complied with the provisions of this section and who have become entitled to appraisal rights. The court may require the shareholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the court clerk for notation thereon of the pendency of the appraisal proceedings; and if any shareholder fails to comply with such direction, the court may dismiss the proceedings as to such shareholder.

      H. After determining the shareholders entitled to an appraisal, the court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the court shall take into account all relevant factors. In determining the fair rate of interest, the court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any shareholder entitled to participate in the appraisal proceeding, the court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the shareholder entitled to an appraisal. Any shareholder whose name appears on the list filed by the surviving or resulting corporation pursuant to the provisions of subsection F of this section and who has submitted the certificates of stock of the shareholder to the court clerk, if such is required, may participate fully in all proceedings until it is finally determined that the shareholder is not entitled to appraisal rights pursuant to the provisions of this section.

      I. The court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the shareholders entitled thereto. Interest may be simple or compound, as the court may direct. Payment shall be so made to each such shareholder, in the case of holders of uncertificated stock immediately, and in the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The court's decree may be enforced as other decrees in the district court may be enforced, whether such surviving or resulting corporation be a corporation of this state or of any other state.

      J. The costs of the proceeding may be determined by the court and taxed upon the parties as the court deems equitable in the circumstances. Upon application of a shareholder, the court may order all or a portion of the expenses incurred by any shareholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all of the shares entitled to an appraisal.

      K. From and after the effective date of the merger or consolidation, no shareholder who has demanded the appraisal rights of the shareholder as provided for in subsection D of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock, except dividends or other distributions payable to shareholders of record at a date which is prior to the effective date of the merger or consolidation; provided, however, that if no petition for an appraisal shall be filed within the time provided for in subsection E of this section, or if such shareholder shall deliver to the surviving or resulting corporation a written withdrawal of the shareholder's demand for an appraisal and an acceptance of the merger or consolidation, either within sixty (60) days after the effective date of the merger or consolidation as provided for in subsection E of this section or thereafter with the written approval of the corporation, then the right of such shareholder to an appraisal shall cease. Provided, however, no appraisal proceeding in the district court shall be

                                Annex D - Page 3
dismissed as to any shareholder without the approval of the court, and such approval may be conditioned upon such terms as the court deems just.

      L. The shares of the surviving or resulting corporation into which the shares of such objecting shareholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Amended by Laws 1987, c. 146, s 7, operative Nov. 1, 1987; Laws 1988, c. 323, s 19, eff. Nov. 1, 1988; Laws 1990, c. 328, s 6, eff. Sept. 1, 1990.
[FN1]  Section 1090.2 of this title.

                                Annex D - Page 4

                                     ANNEX E

                          FORM OF EMPLOYMENT AGREEMENT

      This Employment Agreement ("Agreement") is entered into as of the _ day of March, 1997 and effective as of the "Closing Date" (defined below), between Stage Stores, Inc., a Delaware corporation (the "Company"), and ____________ (the "Executive").

      WHEREAS, the Company's Board of Directors has determined that it is appropriate and in the best interest of the Company to retain certain members of the Executive Management Team of C.R. Anthony Company, including the Executive, as employees of the Company following the Closing Date;

      WHEREAS, this Agreement sets forth the compensation and other terms of employment of the Executive as an employee of the Company; and

      WHEREAS, the Company's Board of Directors has determined that it is appropriate and in the best interests of the Company to guarantee that the Executive's employment by the Company will not be terminated for any reason during the "Initial Term" (defined below) of this Agreement.

      NOW, THEREFORE, in consideration of the promises and mutual agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

      1. DEFINITIONS. For purposes of this Agreement, the following capitalized terms shall have the following meanings:

      (a) "BONUS" shall have the meaning ascribed to such term in Section 6 below.

      (b) "CLOSING DATE" shall have the meaning ascribed to such term in Section 2(b) of that certain Agreement and Plan of Merger between Stage Stores, Inc. and C.R. Anthony, Company dated March 5, 1997.

      (c) "DEATH" shall mean the death of the Executive.

      (d) "DISABILITY" shall have the same meaning as is then applicable under the Company's welfare benefit plan governing long term disability income payments. If no such plan is in effect at the time of any determination of Disability, then Disability shall mean the Executive's absence as a result of physical or mental illness from his duties with the Company on a full-time basis for three (3) months.

      (e) "EXECUTIVE BENEFITS" shall have the meaning ascribed to such term in
      Section 4 below.

      (f) "HEALTH BENEFITS" shall mean any policy, plan or program available to executive officers of the Company which: (i) provides insurance or indemnity against or reimbursement for expenses or loss of income incurred as a result of or arising out of any accident, sickness, illness, disability or other change in the executive officer's physical, emotional or mental well being; or (ii) constitutes, contains or provides life insurance or any other similar benefit.

      (g) "INITIAL TERM" shall mean that period of time commencing on the Effective Date and concluding on the date following six (6) months from the Closing Date or January, 31, 1998, whichever is later. The Initial Term shall not be shortened by Death, Disability or any other reason.

      (h) "SALARY" shall have the mewing ascribed to such term in Section 3 below.

      (i) "TRANSITION BONUS POOL" shall have the meaning ascribed to such term in Section 6 below.

      (j) "TRANSITION TEAM" shall have the meaning ascribed to such term in
      Section 6 below.

                                Annex E - Page 1

      2. TERM, OF EXECUTIVE'S EMPLOYMENT. Executive's employment with the Company shall commence as of the Closing Date and, except in the case of Death or Disability as provided in Section 9 below, cannot be terminated by the Company or Executive for any reason during the Initial Term. Upon the expiration of the Initial Term, Executive's employment shall be extended automatically for an indefinite period of time upon the terms contained herein but shall be terminable at will by either party upon ninety (90) days advance, written notice served upon the other party at any time following the Initial Term.

      3. EXECUTIVE COMPENSATION. During the Initial Term and for such period of time thereafter in which the Executive remains employed by the Company, Company shall pay Executive the sum of ___________ Dollars ($________) per month payable in equal semimonthly installments, and prorated at the same rate for any fractional period thereof ("Salary").

      4. EXECUTIVE BENEFITS. During the Initial Term and for such period of time thereafter in which the Executive remains employed by the Company:

      (a) Executive shall be entitled to participate in any retirement plan or arrangement or any insurance or other welfare benefit plan, program or arrangement made generally available to the executive officers of the Company and on a basis reasonable in relation to the basis on which the other executive officers of the Company are eligible to participate; and

      (b) Company shall make one hundred percent (100%) of the premium or contribution payments necessary to maintain the right of the Executive and his spouse to receive Health Benefits.

In the event Executive remains employed by the Company after the Initial Term, in addition to the benefits described in Sections 4(a) and 4(b), the Company also shall establish performance goals, target bonuses and other incentive awards for Executive that are reasonable in relation to the performance goals, bonuses and awards established for the Company's other executive officers.

The benefits and payments provided for in this Section 4 are collectively referred to herein as the "Executive Benefits" and shall be in addition to the right of the Executive to receive the Bonus as further described in Section 6 below.

      5. CONTINUATION OF HEALTH BENEFITS.

      (a) HEALTH BENEFITS FOR EXECUTIVE. Following the termination of Executive's employment with the Company for any reason whatsoever, including without limitation Disability, Company shall continue to make one hundred percent (100%) of the premium or contribution payments necessary to maintain the right of Executive to receive the Health Benefits until Executive's 65th birthday or Death, whichever is the earlier to occur.

      (b) HEALTH BENEFITS FOR EXECUTIVE'S SPOUSE. Following the termination of Executive's Employment with the Company for any reason whatsoever, including without limitation Death or Disability, Company shall continue to make one hundred percent (100%) of the premium or contribution payments necessary to maintain the right of Executive's spouse to receive the Health Benefits until her 65th birthday or her death, whichever is the earlier to occur.

      6. PARTICIPATION IN TRANSITION BONUS POOL. Company agrees to fund a Transition Bonus Pool to be paid to members of a "Transition Team", including Executive, at a time selected by the Board of Directors of the Company following the Closing Date but in no event later than January 31, 1998 or such later time as the transition and consolidation of the operations of the Company with the operations of C.R. Anthony Company is completed. The "Transition Team" shall be comprised of certain persons currently employed by C.R. Anthony Company, including Executive, and any other persons chosen by the Board of Directors of Company to coordinate the transition and consolidation of the operations of the Company with the operations of C.R. Anthony Company. Executive's portion or share of such Transition Bonus Pool shall be referred to herein as the "Bonus". "Transition Bonus Pool" shall mean the plan, program or fund created, implemented or adopted by the Company to reward members of the Transition Team for their efforts in assisting the transition and consolidation of the operations of the

                                Annex E - Page 2

Company with the operations of C.R. Anthony Company as more specifically defined by the parties prior to the Closing Date.

      7. APPOINTMENT TO COMPANY'S BOARD OF DIRECTORS. Company's Board of Directors shall use its best efforts to ensure that Executive is appointed to and thereafter duly elected, qualified and retained to the position of a member of the Company's Board of Directors.

      8. IMMEDIATE VESTING. The following rights shall be fully earned and vested as of the Closing Date and may not be rescinded, canceled or terminated for any reason:

      (a) the right of Executive to receive the Salary during the Initial Term and for such period of time thereafter in which the Executive remains employed by the Company; and

      (b) the right of the Executive to receive the Executive Benefits; and

      (c) the right of the Executive to receive the payments specified in that certain Amended Severance Agreement between the Company and the Executive dated even herewith and effective as of the Closing Date; and

      (d) the right of the Executive to receive the Bonus.

Provided further, to the extent allowable under the terms of the plans, programs or policies by or under which the Executive Benefits are provided, termination of the Executive's employment with the Company shall not result in a forfeiture of the right to receive payment of any bonus, payment or contribution which, but for the termination of Executive's employment would have been made to or on behalf of Executive at some later time, not to exceed one (1) year from the termination of the Executive's employment.

     9. EFFECT OF DEATH OR DISABILITY. Executive's employment with the Company shall terminate automatically and immediately upon Death and may be terminated on thirty (30) days advance written notice to the Executive following a determination of Disability provided that within thirty (30) days after written notice is given to the Executive, the Executive shall not have returned to the full-time performance of the Executive's duties with the Company. Provided, however, that Company shall continue to be obligated to make any payments and provide any benefits which were vested in accordance with the terms of Section 8 of this Agreement or otherwise at the time of Death or Disability. In the event of Death, any payments which would have been made to or on behalf of Executive but for Death, shall be paid in accordance with the terms of this Agreement to the Executive's devisee, legatee or other designee or if there be no such designee to the Executive's estate. In the event of Disability any payments which would have been to or on behalf of Executive but for such Disability, shall be paid to Executive or his guardian or personal representative as the case may be. Any payments or contributions necessary to maintain the right of Executive, if living, and Executive's spouse, if living, to receive the Health Benefits in accordance with the provisions of Section 5 above shall be made directly to the plan, trust, fund or insurance company or other entity as may be necessary.

     10. SUCCESSOR TO THE COMPANY. Company shall cause any successor or assign (whether direct or ir direct, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, by agreement in form and substance satisfactory to the Executive, expressly, absolutely and unconditionally to assume and agree to this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession or assignment had taken place.

     11. ASSIGNABILITY. Neither this Agreement nor any rights of the Executive hereunder shall be assignable or transferable by the Executive; PROVIDED HOWEVER this Agreement shall inure to the benefit of and be enforceable by the Executive's personal and legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

     12. NOTICES. For purposes of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States certified mail, return receipt requested, postage prepaid, as follows:

                                Annex E - Page 3

                  If to the Company:

                  Stage Stores, Inc.
                  10201 Main Street
                  Houston, Texas 77002

                  If by mail or delivery to the Executive:

                  -------------------------------

                  -------------------------------

                  -------------------------------

or such other address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

     13. MISCELLANEOUS. No provisions of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in a writing signed by the Executive and the Company. No waiver by either party hereto at any time of any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar Provisions or conditions at the same or at any prior or subsequent time. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements relating hereto, and no agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not set forth expressly in this Agreement. This Agreement shall be governed by and construed in accordance with the laws of State of Oklahoma. The invalidity, or unenforceability of any provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument. Company represents and warrants that it has the right and authority to enter into this Agreement and to grant the rights and render the performances contemplated hereunder.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

     "COMPANY"                      STAGE STORES, INC.,
                                    a Delaware corporation
                                    By:_________________________________
                                       Carl E. Tooker, President and
                                        Chief Executive Officer

     "EXECUTIVE"

                                    By:_________________________________

                                Annex E - Page 4

                                     ANNEX F

                       FORM OF AMENDED SEVERANCE AGREEMENT

     This Amended Severance Agreement ("Agreement") is entered into as of the _ day of March, 1997 and effective as of the "Closing Date" (defined below), between Stage Stores, Inc., a Delaware corporation (the "Company"), and ______________ (the "Executive").

     WHEREAS, the Company's Board of Directors has determined that it is appropriate and in the best interests of the Company to retain certain members of the Executive Management Team of C.R. Anthony Company, including the Executive, as employees of the Company following the Closing Date;

     WHEREAS, the Company's Board of Directors has determined that it is appropriate and in the best interest of the Company to offer the Amended Severance Payment (defined below) to the Executive as an inducement to encourage Executive to cancel and forfeit any rights that the Executive may have under that certain Executive Severance Compensation Agreement between C.R. Anthony Company and Executive dated April 1, 1995 (the "Anthony's Severance Rights"); and

     WHEREAS, the Executive has agreed to waive and forfeit the Anthony's Severance Rights in exchange for the payment of the Amended Severance Payment on the terms set forth in this Agreement.

     NOW, THEREFORE, in consideration of the promises and mutual agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledge , the parties hereby agree as follows:

      1. DEFINITIONS. For purposes of this Agreement, the following capitalized terms shall have the following meanings:

      (a) "CLOSING DATE" shall have the meaning ascribed to such term in Section 2(d)(i) of that certain Agreement and Plan of Merger between Stage Stores, Inc. and C.R. Anthony Company dated March 5, 1997.

      (b) "DEATH" shall mean the death of the Executive.

      (c) "DISABILITY" shall have the same meaning as is then applicable under the Company's welfare benefit plan governing long term disability income payments. If no such plan is in effect at the time of any determination of Disability, then Disability shall mean the Executive's absence as a result of physical or mental illness from his duties with the Company on a full-time basis for three (3) months.

      (d) "AMENDED SEVERANCE PAYMENT" shall have the meaning ascribed to such term in Section 3 below.

      2. WAIVER OF SEVERANCE RIGHTS. Executive waives and relinquishes any rights under that certain Executive Severance Compensation Agreement between C.R. Anthony Company and Executive dated April 1, 1995. Executive further agrees to execute any documents necessary to evidence the cancellation or termination of such agreement or the waiver or relinquishment of Executive's rights thereunder as Company may reasonably request.

      3. AMENDED SEVERANCE PAYMENT. Company shall pay Executive
_________________ Dollars ($_________) as follows:

                  (a) _____________________ Dollars ($_________) in good funds on __________; and


                  [(b) _____________ Dollars ($_______) in ____________ (__)
      equal installments of __________________ Dollars ($______) per month payable in good funds on the ___ calendar day of each month beginning__________.]

                                Annex F - Page 1

The payments provided for in this Section 3 are collectively referred to herein as the "Amended Severance Payment."

      4. IMMEDIATE VESTING. The right of the Executive to receive the Amended Severance Payment shall immediately vest as of the Closing Date and may not be rescinded, canceled, terminated or forfeited for any reason.

      5. EFFECT OF DEATH OR DISABILITY.. Neither Death nor Disability shall affect the right of the Executive to receive the Amended Severance Payment. In the event of Death, any payments which would have been made to Executive but for Death, shall be paid in accordance with the terms of this Agreement to the Executive's devisee, legatee or other designee or if there be no such designee to the Executive's estate. In the event of Disability any payments which would have been to Executive but for such Disability, shall be paid to Executive or his guardian or personal representative as the case may be.

      6. SUCCESSOR TO THE COMPANY. Company shall cause any successor or assign (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, by agreement in form and substance satisfactory to the Executive, expressly, absolutely and unconditionally to assume and agree to this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession or assignment had taken place.

      7. ASSIGNABILITY. Executive's right to receive the Amended Severance Payment shall be freely assignable by Executive.

      8. NOTICES. For purposes of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States certified mail, return receipt requested, postage prepaid, as follows:

                                Annex F - Page 2

            If to the Company:

            Stage Stores, Inc.
            10201 Main Street
            Houston, Texas 77002

            If by mail or delivery to the Executive:

            -------------------------------

            -------------------------------

            -------------------------------

or such other address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

      9. Miscellaneous. No provisions of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in a writing signed by the Executive and the Company. No waiver by either party hereto at any time of any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar Provisions or conditions at the same or at any prior or subsequent time. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements relating hereto, and no agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not set forth expressly in this Agreement. This Agreement shal1 be governed by and construed in accordance with the laws of State of Oklahoma. The invalidity, or unenforceability of any provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect. Th is Agreement may be executed in one or more counterparts, each of which shall be deemed to e an original but all of which together will constitute one and the same instrument.

      IN WITNESS, WHEREOF, the parties have executed this Agreement as of the date first above written.

      "COMPANY"                STAGE STORES, INC.
                                   a Delaware corporation

                               By:______________________________
                                  Carl E. Tooker, President and
                                     Chief Executive Officer

      "EXECUTIVE"

                               By:______________________________


                                Annex F - Page 3

                                     ANNEX G

                      FORM OF OPTION CANCELLATION AGREEMENT

      This Option Cancellation Agreement (the "Agreement") is entered into as of March 19, 1997 (the "Effective Date"), by and between C. R. Anthony Company, an Oklahoma corporation (the "Corporation"), and __________ (the "Holder"). The Corporation and the Holder are collectively referred to in this Agreement as the "Parties."

      WHEREAS, the Corporation has adopted the C. R. Anthony 1992 Stock Option Plan as amended and restated effective January 10, 1997 (the "Option Plan");

      WHEREAS, pursuant to the terms of the Option Plan the Corporation and the Holder have entered into one or more Stock Option Agreements and as a result the Holder has been granted the right and option (the "Option" or "Options") to purchase shares (the "Option Shares") of the Corporation's common stock in the amount(s) and at purchase (exercise) price(s) set forth in the Stock Option Agreements, all as more specifically set forth in Exhibit A to this Agreement, which is incorporated herein by reference;

      WHEREAS, the Option Plan and the Stock Option Agreements provide that if there is a Change of Control in the Corporation, the Options granted shall be immediately exercisable in full, and define "Change of Control" to mean the occurrence of any one of certain specified events including the consummation of a merger pursuant to which the shareholders of the Corporation immediately prior to the merger do not have beneficial ownership immediately following the merger of at least 51% of the combined voting power of the outstanding voting securities of the corporation resulting from the merger;

      WHEREAS, on March 5, 1997, the Corporation entered into an Agreement and Plan of Merger (the "Merger Agreement") with Stage Stores, Inc. ("Stage Stores") which, if and when approved by the shareholders of the Corporation, (i) will result in the merger of the Corporation (the "Merger") to become effective at the time (the "Effective Time") the Corporation and Stage Stores file the Certificate of Merger, and (ii) will result in the shareholders of the Corporation immediately prior to the Merger not having beneficial ownership following the Merger of at least 51% of the combined voting power of the outstanding voting securities of the corporation resulting from the Merger;

      WHEREAS, the Parties agree that the Merger constitutes a Change of Control under the terms of the Option Plan and the Stock Option Agreements to which they are parties and the Options granted the Holder shall be immediately exercisable in full at the Effective Time; and

      WHEREAS, Section 5(n) of the Merger Agreement requires that as a condition to closing the Merger the Corporation shall, on or before March 31, 1997, deliver to Stage Stores executed cancellation agreements from the holders of all Options under the Option Plan wherein all Options outstanding under the Option Plan that are unexercised, whether or not then exercisable, shall be automatically cancelled by virtue of the Merger and the holders shall be entitled to receive consideration in the form of cash.

      NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth and for other good and valuable consideration, the Parties agree as follows:

      1. OBLIGATIONS OF THE HOLDER. The Holder agrees not to exercise his or her Options prior to, or at, the Effective Time in exchange for the right to receive the cash payment (the "Option Cancellation Payment") set forth in Section 2 of this Agreement.

      2. OBLIGATIONS OF THE CORPORATION. Not later than five (5) business days after the Closing Date (as defined below), the Corporation shall pay to the Holder by check the Holder's Option Cancellation Payment which shall equal the product of the number of the Holder's Option Shares times the remainder of (a) the Base Price per share of the Corporation's common stock to be paid by Stage Stores under the Merger Agreement, less (b) the Weighted Average Exercise Price of the Options and any other amounts payable by the Holder with respect to the Options, all as set forth in Exhibit A. The "Base Price" per share means $8.00 plus one cent ($.0l) for every five cents ($.05) by which the SSI Average Closing Price exceeds $20.00 The "SSI Average Closing Price" means the average closing price expressed in dollars per share of Stage Store stock quoted on the NASD, Nasdaq National Market System for the ten trading days

                                Annex G - Page 1
selected by lot by the Corporation and Stage Stores out of the twenty most recent consecutive trading days prior to and including the fifth trading day preceding the date of the closing of the transactions contemplated by the Merger Agreement (the "Closing Date"). In any event, the obligations of the Corporation to the Holder under this Agreement are entirely contingent on the closing of the Merger.

      3. CANCELLATION OF THE OPTIONS; TERMINATION OF THE OPTION PLAN AND THE STOCK OPTION AGREEMENTS. The Holder understands and agrees that (a) as of the Effective Time, the Options held by the Holder shall be automatically cancelled by virtue of the Merger, (b) as of the Effective Time, the Option Plan and the Option Agreements shall terminate and any of the Holder's rights to receive Options, Option Shares, or any other interest in respect to the capital stock of the Corporation or any of its subsidiaries under the Option Plan and the Option Agreements shall terminate, and (c) following the Effective Time, the Holder shall not have any right under the Option Plan and the Option Agreements to acquire or participate in changes in the value of equity securities of the Corporation, any corporation which survives the Merger, any subsidiary formed by Stage Stores as a result of the Merger, or any of their respective subsidiaries.

      4. REPRESENTATIONS AND WARRANTIES OF THE PARTIES. The Parties represent and warrant to each other that Exhibit A attached to this Agreement is accurate. The Corporation represents and warrants to the Holder that the execution and performance of this Agreement has been duly authorized and that all necessary corporate action has been taken. The Holder represents and warrants to the Corporation that he or she has been provided with any and all information he or she has requested of the Corporation concerning the Corporation and the Merger, that he or she has been given the opportunity to ask questions of, and to receive answers from, the Corporation concerning the Corporation and the Merger, and that he or she has sought and received the advice of such accountants, attorneys and other representatives as he or she deems appropriate prior to entering into this Agreement.

      5. TERM. The term of this Agreement will begin on the Effective Date and will expire on the earlier of (a) payment by the Corporation of the Option Cancellation Payment to the Holder, (b) the date the Corporation notifies the Holder in writing that the Merger will not be consummated, or (c) December 31, 1997.

      6. CONSTRUCTION AND VENUE. The Parties agree that this Agreement will be construed and governed by the laws of the State of Oklahoma and that the prevailing party in any dispute to enforce this Agreement will be entitled to recover its costs and a reasonable attorney's fee. The Parties further agree that the venue for any action to enforce this agreement shall be in Oklahoma County, Oklahoma unless otherwise mutually agree upon in writing.

      7. ENTIRE AGREEMENT; AMENDMENT. There are no verbal understandings between the Parties. This Agreement contains the entire agreement between the Parties and cannot be changed, modified, amended or supplemented except by a written agreement signed by both Parties.

      8. FURTHER ACTIONS. Each of the Parties agrees to take any such action as may be reasonably required by the other party in order to record, effectuate, consummate or implement the transaction contemplated by this Agreement.

      9. SECTION HEADINGS. Section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

            IN WITNESS WHEREOF, the Corporation and the Holder have signed this Option Cancellation Agreement consisting of three pages and Exhibit A as of the Effective Date.

The Holder                         The Corporation
                                   C.R. Anthony Company

_________________________________  By:----------------------------------
Name:  __________________________  Name:--------------------------------
Address: ________________________  Title:-------------------------------
         ________________________

                                Annex G - Page 2

                                    EXHIBIT A
                                       TO
                          OPTION CANCELLATION AGREEMENT
                      BETWEEN C.R. ANTHONY AND_____________


                            STOCK OPTIONS OUTSTANDING

              Grant                 Exercise               Number of
               Date                  Price              Options Granted
      ----------------------------------------------------------------------
                                       $




                                                    ------------------------
      Total Options Granted:
                                                    ------------------------
      Weighted Average Exercise Price:              $
                                                    ------------------------
      Amounts other than Exercise Price Owed by
      Holder:                                       $
                                                    ------------------------



                                Annex G - Page 3

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

            Section 145 of the Delaware General Corporation Law, as amended (the "Delaware Act") permits indemnification of the directors and officers of Stage Stores, Inc. ("Stage Stores") involved in a civil or criminal action, suit or proceeding, including, under certain circumstances, suits by or in the right of Stage Stores, for any expenses, including attorneys' fees, and (except in the case of suits by or in the right of Stage Stores) any liabilities which they may have incurred in consequence of such action, suit or proceeding under the conditions stated in said Section.

            Article IX of Stage Stores' Restated Certificate of Incorporation provides, in substance, for indemnification by Stage Stores of its directors and officers in accordance with the provisions of the Delaware Act.

            In addition, Stage Stores has purchased insurance coverage under policies which insure Stage Stores for amounts which Stage Stores is required or permitted to pay as indemnification of directors and certain officers of Stage Stores and its subsidiaries, and which insure directors and certain officers of Stage Stores and its subsidiaries against certain liabilities which might be incurred by them in such capacities and for which they are not entitled to indemnification by Stage Stores.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

            A. EXHIBITS. The following documents are exhibits to the Registration Statement.

            2.1 Agreement and Plan of Merger, dated as of March 5, 1997, between Stage Stores, Inc. and C.R. Anthony Company.

            2.2 Amendment No. 1, dated May 20, 1997, to Agreement and Plan of Merger, originally dated March 5, 1997, between Stage Stores, Inc. and C.R. Anthony Company (included as Annex A to the Proxy Statement/Prospectus filed as part of this Registration Statement).

            2.3 Termination Option Agreement, dated as of March 5, 1997, between C.R. Anthony Company and Stage Stores, Inc. (included as Annex B to the Proxy Statement/Prospectus filed as part of this Registration Statement).

            5.1   Opinion of Kirkland & Ellis.

            8.1   Opinion of Kirkland & Ellis as to Tax matters.

            8.2   Opinion of McKinney, Stringer & Webster, P.C.

            23.1  Consent of Price Waterhouse LLP (Stage Stores).

            23.2  Consent of Deloitte & Touche LLP (CR Anthony).

            23.3 Consent of Kirkland & Ellis (included in Exhibits 5.1 and 8.1 to this Registration Statement).

            23.4  Consent of McKinney, Stringer & Webster, P.C. (included in
                  Exhibit 8.2 to this Registration Statement).

            23.5  Consent of Stephens Inc.

            24.1  Powers of Attorney (included on signature page hereto).

            99.1  Form of Proxy Card.

            99.2 Form of Opinion of Stephens Inc. (included as Annex C to the Proxy Statement/Prospectus filed as part of this Registration Statement).

            B. FINANCIAL STATEMENT SCHEDULES. The following documents are financial statement schedules to the Registration Statement.

                  Not Applicable.

ITEM 22.  UNDERTAKINGS

            The undersigned registrant hereby undertakes as follows:

            (a) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to
Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

            (b) (1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form;

                  (2) That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

            (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue;

            (d) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in the documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request; and

            (e) To supply by means of a post-effective amendment all information concerning a transaction, and the company being involved therein, that was not the subject of and included in the Registration Statement when it became effective.

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
                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on May 27, 1997.

                                          STAGE STORES, INC.

                                          By: /s/ CARL TOOKER
                                          Name: Carl Tooker
                                          Title: President, Chief Executive
                                                  Officer and Director

                                POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Carl Tooker and James Marcum and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (including his capacity as a director and/or officer of Stage Stores, Inc.), to sign any or all amendments (including post-effective amendments) to this registration statement and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration statement and power of attorney have been signed on May 27, 1997, by the following persons in the capacities indicated with respect to Stage Stores, Inc.:

      Signature                           Capacity
      ---------                           --------

/s/ CARL TOOKER            President, Chief Executive Officer, and Director
     Carl Tooker           (Principal Executive Officer)

/s/ JAMES MARCUM           Executive Vice President and Chief Financial Officer
    James Marcum           (Principal Financial and Accounting Officer)

/s/ JOSHUA BECKENSTEIN
 Joshua Beckenstein        Director

/s/ ADAM KIRSCH
     Adam Kirsch           Director

/s/ PETER MULVIHILL
   Peter Mulvihill         Director

/s/ ROBERT HUTH
     Robert Huth           Director

/s/ RICHARD JOLOSKY
   Richard Jolosky         Director

/s/ HAL COMPTON
     Hal Compton           Director

                                      II-4